SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2010

Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

(CONVENIENCE TRANSLATION INTO ENGLISH FROM THE ORIGINAL PREVIOUSLY ISSUED IN PORTUGUESE)

(A free translation of the original report in Portuguese)

FEDERAL PUBLIC SERVICE
CVM - BRAZILIAN SECURITIES AND EXCHANGE COMMISSION
STANDARD FINANCIAL STATEMENTS - DFP	December 31, 2009	Brazilian Corporate Law
COMMERCIAL, INDUSTRY & OTHER TYPES OF COMPANY

Registration with CVM SHOULD not BE CONSTRUED AS AN EVALUATION oF the company. company management is responsible for the information provided.

01.01 – IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - CNPJ (Corporate Taxpayer’s ID)
00403-0	COMPANHIA SIDERÚRGICA NACIONAL	33.042.730/0001-04
4 - NIRE (Corporate Registry ID)
33-3.00011595

01.02 – HEAD OFFICE

1 - ADDRESS RUA SÃO JOSÉ, 20 GR, 1602 PARTE			2 - DISTRICT CENTRO
3 - ZIP CODE 20010-020	4 - CITY RIO DE JANEIRO			5 - STATE RJ
6 - AREA CODE 21	7 - TELEPHONE 2141-1800	8 - TELEPHONE -	9 - TELEPHONE -	10 - TELEX
11 - AREA CODE 21	12 - FAX 2141-1809	13 - FAX -	14 – FAX -
15 - E-MAIL invrel@csn.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1- NAME PAULO PENIDO PINTO MARQUES
2 - ADDRESS AV. BRIGADEIRO FARIA LIMA, 3400 20º ANDAR			3 - DISTRICT ITAIM BIBI
4 - ZIP CODE 04538-132	5 - CITY SÃO PAULO			6 - STATE SP
7 - AREA CODE 11	8 - TELEPHONE 3049-7100	9 - TELEPHONE -	10 - TELEPHONE -	11 - TELEX
12 - AREA CODE 11	13 - FAX 3049-7212	14 - FAX -	15 – FAX -
16 - E-MAIL paulopenido@csn.com.br

01.04 – REFERENCE AND AUDITOR INFORMATION

YEAR	1 – DATE OF THE FISCAL YEAR BEGINNING	2 – DATE OF THE FISCAL YEAR END
1 – Last	01/01/2009	12/31/2009
2 – One before last	01/01/2008	12/31/2008
3 – Two before last	01/01/2007	12/31/2007
4 – INDEPENDENT ACCOUNTANT KPMG AUDITORES INDEPENDENTES	5 – CVM CODE 00418-9
6 – TECHNICIAN IN CHARGE ANSELMO NEVES MACEDO	7 – TECHNICIAN’S CPF (INDIVIDUAL TAXPAYER’S ID) 033.169.788-28

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

01.05 – CAPITAL STOCK

Number of Shares (In thousands)	1 12/31/2009	2 12/31/2008	3 12/31/2007
Paid-in Capital
1 – Common	755,180	793,404	272,068
2 – Preferred	0	0	0
3 – Total	755,180	793,404	272,068
Treasury Shares
4 – Common	26,195	34,734	15,578
5 – Preferred	0	0	0
6 – Total	26,195	34,734	15,578

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Commercial, Industry and Other Types of Company
2 - STATUS Operational
3 - NATURE OF OWNERSHIP Private National
4 - ACTIVITY CODE 1060 – Metallurgy and Steel Industry
5 - MAIN ACTIVITY MANUFACTURING, TRANSFORMATION AND TRADING OF STEEL PRODUCTS
6 - CONSOLIDATION TYPE Total

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ (Corporate Taxpayer’s ID)	3 - COMPANY NAME

01.08 - CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - APPROVAL	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA*	12/17/2009	Dividend		Common	2.0576550000
02	RCA*	12/17/2009	Interest on shareholders’ equity		Common	0.4389180000

*Board of Directors’ Meeting

01.09 – INVESTOR RELATIONS OFFICER

1 – DATE 02/25/2010	2 - SIGNATURE

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

02.01 – BALANCE SHEET - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 12/31/2009	4 - 12/31/2008	5 - 12/31/2007
1	Total Assets	32,454,410	35,222,842	26,608,601
1.01	Current Assets	7,753,387	6,598,670	4,783,329
1.01.01	Cash and Cash Equivalents	31,023	68,753	26,223
1.01.02	Receivable	2,917,108	2,651,665	1,737,559
1.01.02.01	Accounts Receivable	1,420,435	1,563,245	997,443
1.01.02.01.01	Accounts Receivable - Subsidiaries	1,031,593	1,144,854	875,992
1.01.02.01.02	Accounts Receivable - Clients	678,975	720,739	485,371
1.01.02.01.05	Advance on Export Contracts (ACE)	0	(140,220)	(292,265)
1.01.02.01.06	Allowance for Doubtful Accounts	(290,133)	(162,128)	(71,655)
1.01.02.02	Sundry Receivable	1,496,673	1,088,420	740,116
1.01.02.02.01	Employees	4,872	5,263	3,987
1.01.02.02.02	Corporate Income and Social Contribution Taxes Recoverable	366,928	26,999	804
1.01.02.02.03	Deferred Income Tax	382,018	448,738	300,628
1.01.02.02.04	Deferred Social Contribution	140,373	161,289	106,577
1.01.02.02.05	Prepaid Income Tax	0	0	0
1.01.02.02.06	Other Taxes	172,480	129,559	79,310
1.01.02.02.07	Proposed Dividends Receivable	369,981	305,391	238,203
1.01.02.02.08	Loans with Subsidiaries	0	0	0
1.01.02.02.09	Other Receivable	60,021	11,181	10,607
1.01.03	Inventories	1,955,541	2,664,862	2,064,055
1.01.04	Other	2,849,715	1,213,390	955,492
1.01.04.01	Marketable Securities	2,841,896	1,200,793	718,892
1.01.04.02	Prepaid Expenses	7,819	12,597	50,353
1.01.04.03	Insurance claimed	0	0	186,247
1.02	Noncurrent Assets	24,701,023	28,624,172	21,825,272
1.02.01	Long-Term Assets	3,136,275	2,084,917	2,472,203
1.02.01.01	Sundry Receivables	557,870	900,232	841,374
1.02.01.01.01	Borrowings - Eletrobrás	0	0	25,929
1.02.01.01.02	Securities Receivable	27,139	90,711	132,816
1.02.01.01.03	Deferred Income Tax	280,947	464,710	405,706
1.02.01.01.04	Deferred Social Contribution	96,206	155,410	134,553
1.02.01.01.05	Other Taxes	153,578	189,401	142,370
1.02.01.02	Receivable from Related Parties	1,201,162	404,841	819,988
1.02.01.02.01	Associated and Related Companies	0	0	0
1.02.01.02.02	Subsidiaries	1,201,162	404,841	819,988
1.02.01.02.03	Other Related Parties	0	0	0
1.02.01.03	Other	1,377,243	779,844	810,841
1.02.01.03.01	Judicial Deposits	1,197,136	722,165	684,338
1.02.01.03.02	Marketable Securities	0	0	90,834
1.02.01.03.03	Prepaid Expenses	17,390	29,283	34,371
1.02.01.03.04	Other	162,717	28,396	1,298

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

02.01 – BALANCE SHEETS - ASSETS (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 -12/31/2009	4 -12/31/2008	5 -12/31/2007
1.02.02	Permanent Assets	21,564,748	26,539,255	19,353,069
1.02.02.01	Investments	14,029,455	19,581,327	6,573,043
1.02.02.01.01	Interest in Associated/Related Companies	0	0	0
1.02.02.01.02	Interest in Associated/Related Companies - Goodwill	0	0	0
1.02.02.01.03	Interest in Subsidiaries	14,029,424	19,581,296	6,535,133
1.02.02.01.04	Interest in Subsidiaries - Goodwill	0	0	37,879
1.02.02.01.05	Other Investments	31	31	31
1.02.02.02	Property, Plant and Equipment	7,418,185	6,887,348	12,618,843
1.02.02.02.01	In Operation, Net	6,226,861	5,203,522	11,011,930
1.02.02.02.02	In Construction	1,107,449	1,598,458	1,194,921
1.02.02.02.03	Land	83,875	85,368	411,992
1.02.02.03	Intangible Assets	88,594	36,049	0
1.02.02.04	Deferred Charges	28,514	34,531	161,183

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
2	Total Liabilities	32,454,410	35,222,842	26,608,601
2.01	Current Liabilities	5,108,658	7,072,347	6,523,450
2.01.01	Loans and Financing	1,679,464	2,683,841	1,386,359
2.01.02	Debentures	21,592	33,947	350,147
2.01.03	Suppliers	337,444	1,669,447	1,046,600
2.01.04	Taxes, Fees and Contributions	726,857	359,836	764,223
2.01.04.01	Salaries and Social Contributions	89,685	75,649	72,897
2.01.04.02	Taxes Payable	89,880	54,716	358,740
2.01.04.03	Deferred Income Tax	0	0	93,000
2.01.04.04	Deferred Social Contribution	0	0	33,480
2.01.04.05	Taxes Paid by Installments	547,292	229,471	206,106
2.01.05	Dividends Payable	1,561,713	1,769,348	2,115,881
2.01.06	Provisions	132,581	139,468	117,702
2.01.06.01	Contingencies	172,657	149,799	123,897
2.01.06.02	Judicial deposits	(97,234)	(65,149)	(57,315)
2.01.06.03	Provision for Pension Fund	57,158	54,818	51,120
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Other	649,007	416,460	742,538
2.01.08.01	Accounts Payable - Subsidiaries	200,152	109,911	560,474
2.01.08.02	Other	448,855	306,549	182,064
2.02	Noncurrent Liabilities	21,781,119	21,402,033	12,457,541
2.02.01	Long-Term Liabilities	21,781,119	21,402,033	12,457,541
2.02.01.01	Loans and Financing	11,132,108	9,511,784	6,344,740
2.02.01.02	Debentures	600,000	600,000	600,000
2.02.01.03	Provisions	1,495,091	2,442,131	4,324,095
2.02.01.03.01	Labor and Social Security Contingencies	0	15,308	0
2.02.01.03.02	Civil Contingencies	0	0	0
2.02.01.03.03	Tax Contingencies	2,724,573	3,640,788	3,333,962
2.02.01.03.04	Environmental Contingencies	116,309	71,361	55,202
2.02.01.03.05	Other Contingencies	0	0	0
2.02.01.03.06	Judicial Deposits	(1,345,791)	(1,285,326)	(1,011,875)
2.02.01.03.07	Deferred Income Tax	0	0	1,431,475
2.02.01.03.08	Deferred Social Contribution	0	0	515,331
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	8,553,920	8,848,118	1,188,706
2.02.01.06.01	Provision for investment losses	51,246	39,014	85,016
2.02.01.06.02	Accounts Payable - Subsidiaries	8,016,557	8,000,005	83,941
2.02.01.06.03	Provision for Pension Fund	12,788	62,750	180,760
2.02.01.06.04	Taxes paid in installments	277,050	631,813	773,585
2.02.01.06.05	Other	196,279	114,536	65,404

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

02.02 – BALANCE SHEET - LIABILITIES (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 -31/12/2009	4 -31/12/2008	5 -31/12/2007
2.03	Deferred Income	0	0	0
2.05	Shareholders’ Equity	5,564,633	6,748,462	7,627,610
2.05.01	Paid-in Capital Stock	1,680,947	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30	30
2.05.03	Revaluation Reserves	0	0	4,585,553
2.05.03.01	Own Assets	0	0	4,360,515
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0	225,038
2.05.04	Profit Reserves	4,265,970	3,768,756	1,361,080
2.05.04.01	Legal	336,190	336,190	336,190
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized Profit	3,779,357	0	0
2.05.04.05	Retention of Profits	0	0	0
2.05.04.06	Special For Undistributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	150,423	3,432,566	1,024,890
2.05.04.07.01	From Investments	1,341,982	4,151,608	1,768,320
2.05.04.07.02	Treasury Shares	(1,191,559)	(719,042)	(743,430)
2.05.05	Equity Valuation Adjustments	(382,314)	1,298,729	0
2.05.05.01	Securities Adjustments	36,885	0	0
2.05.05.02	Accumulated Translation Adjustments	(419,199)	1,298,729	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Retained Earnings/ Accumulated Losses	0	0	0
2.05.07	Advance for Future Capital Increase	0	0	0

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

03.01 – STATEMENT OF INCOME (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
3.01	Gross Revenue from Sales and/or Services	10,909,529	13,861,536	11,150,493
3.02	Gross Revenue Deductions	(2,305,169)	(3,356,982)	(2,470,547)
3.03	Net Revenue from Sales and/or Services	8,604,360	10,504,554	8,679,946
3.04	Cost of Goods Sold and/or Services Rendered	(5,544,860)	(5,434,460)	(4,914,832)
3.04.01	Depreciation and Amortization	(561,071)	(632,513)	(914,288)
3.04.02	Other	(4,983,789)	(4,801,947)	(4,000,544)
3.05	Gross Income	3,059,500	5,070,094	3,765,114
3.06	Operating Income/Expenses	(315,180)	1,559,376	(35,288)
3.06.01	Selling Expenses	(489,986)	(517,935)	(307,348)
3.06.01.01	Depreciation and Amortization	(4,988)	(5,496)	(6,378)
3.06.01.02	Other	(484,998)	(512,439)	(300,970)
3.06.02	General and Administrative	(322,313)	(329,148)	(285,850)
3.06.02.01	Depreciation and Amortization	(7,471)	(14,661)	(18,250)
3.06.02.02	Other	(314,842)	(314,487)	(267,600)
3.06.03	Financial	(681,890)	(1,582,232)	(353,192)
3.06.03.01	Financial Income	789,931	999,901	(97,466)
3.06.03.02	Financial Expenses	(1,471,821)	(2,582,133)	(255,726)
3.06.03.02.01	Foreign Exchange and Monetary Variation, net	1,795,792	(1,364,197)	1,198,638
3.06.03.02.02	Financial Expenses	(3,267,613)	(1,217,936)	(1,454,364)
3.06.04	Other Operating Income	1,590,383	4,480,409	33,434
3.06.05	Other Operating Expenses	(862,123)	(430,980)	(231,007)
3.06.06	Equity Pick-Up	450,749	(60,738)	1,108,675
3.07	Operating Income	2,744,320	6,629,470	3,729,826
3.08	Non-operating Income	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income before Taxes/Profit Sharing	2,744,320	6,629,470	3,729,826
3.10	Provision for Income and Social Contribution Taxes	(270,649)	(572,075)	(1,072,532)
3.11	Deferred Income Tax	94,906	(283,264)	247,951
3.11.01	Deferred Income Tax	62,391	(209,023)	162,647
3.11.02	Deferred Social Contribution	32,515	(74,241)	85,304
3.12	Statutory Profit Sharing/Contributions	0	0	0
3.12.01	Profit Sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0
3.15	Income/Loss for the Period	2,568,577	5,774,131	2,905,245
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	728,985	758,670	256,490
	EARNINGS PER SHARE (in Reais)	3.52350	7.61086	11.32693
	LOSS PER SHARE (in Reais)

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
4.01	Net Cash from Operating Activities	(1,175,471)	3,891,850	1,989,662
4.01.01	Cash Generated in the Operations	1,303,561	5,182,098	1,914,040
4.01.01.01	Net Income for the Period	2,568,577	5,774,131	2,905,245
4.01.01.02	Provision for Charges on Loans and Financing	1,666,715	699,166	587,015
4.01.01.03	Depreciation, Depletion and Amortization	573,530	652,670	938,916
4.01.01.04	Income from Write-off and Disposal of Assets	59,733	23,822	27,932
4.01.01.05	Income from Equity Pick-up	(450,749)	60,738	(1,108,675)
4.01.01.06	Deferred Income Tax and Social Contribution Taxes	(94,906)	283,264	(247,951)
4.01.01.07	Provision for Swap/Forward Operations	0	(51,722)	144,686
4.01.01.08	Provision for Actuarial Liability	(47,622)	(114,815)	(55,060)
4.01.01.09	Provision rec. claim - AFIII	0	0	0
4.01.01.10	Provision for Contingencies	91,436	58,404	80,283
4.01.01.11	Percentage Change – Gain and Loss	(819,927)	(4,036,544)	0
4.01.01.12	Monetary and Exchange Variation, net	(2,625,095)	1,588,025	(1,134,228)
4.01.01.13	Other Provisions	381,869	244,959	(224,123)
4.01.02	Variation in Assets and Liabilities	(2,479,032)	(1,290,248)	75,622
4.01.02.01	Accounts Receivable	(321,750)	(653,856)	401,352
4.01.02.02	Inventories	598,805	(744,089)	(142,583)
4.01.02.03	Receivables from Subsidiaries	(41,465)	614,296	(309,776)
4.01.02.04	Taxes to Offset	(354,068)	(123,472)	78,760
4.01.02.05	Suppliers	(1,027,178)	452,858	(357,937)
4.01.02.06	Salaries and Social Charges	14,037	2,752	(32,857)
4.01.02.07	Taxes	269,107	(376,338)	1,136,537
4.01.02.08	Accounts Payable - Subsidiaries	106,787	145,260	(125,694)
4.01.02.09	Contingent Liabilities	(427,355)	184,849	(91,751)
4.01.02.10	Financial Institutions – Interest	(1,073,098)	(698,278)	0
4.01.02.11	Financial Institutions – Swap Operations	(17,000)	(396,424)	(641,338)
4.01.02.12	Taxes Paid in Installments - REFIS	(103,500)	0	0
4.01.02.13	Other	(102,354)	302,194	160,909
4.01.03	Other	0	0	0
4.02	Net Cash from Investment Activities	2,596,672	(9,926,466)	(2,268,022)
4.02.01	Judicial Deposits	(702,598)	(319,113)	(1,099,664)
4.02.02	Investments	(1,485,149)	(8,310,253)	(187,119)
4.02.03	Property, Plant and Equipment	(1,164,430)	(1,217,660)	(933,678)
4.02.04	Deferred charges	0	(79,440)	(47,561)
4.02.05	Receipt from capital decrease - subsidiary	5,948,849	0	0
4.03	Net Cash from Financing Activities	183,723	6,208,178	434,612
4.03.01	Loans and Financing	5,946,354	10,185,700	3,442,677
4.03.02	Debentures	0	0	0
4.03.03	Financial Institutions – Principal	(2,384,724)	(1,385,459)	(2,255,353)
4.03.04	Dividends and Interest on Shareholders’ Equity	(2,027,600)	(2,274,565)	(686,003)

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

04.01 – STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CÓDE	2 - DESCRIPTION	3 -01/01/2009 to 12/31/2009	4 -01/01/2008 to 12/31/2008	5 -01/01/2007 to 12/31/2007
4.03.05	Treasury Share	(1,350,307)	(317,498)	(66,709)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	(1,551)	350,869	0
4.05	Increase (Decrease) in Cash and Cash Equivalents	1,603,373	524,431	156,252
4.05.01	Opening Balance of Cash and Cash Equivalents	1,269,546	745,115	588,863
4.05.02	Closing Balance of Cash and Cash Equivalents	2,872,919	1,269,546	745,115

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 12/31/2009 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	3,768,756	0	1,298,729	6,748,462
5.02	Prior Year Adjustments	0	0	0	0	1,098,909	(1,098,605)	304
5.02.01	Dividends Prescription Reversal - Minutes 01/31/06	0	0	0	0	268	0	268
5.02.02	Interest on Shareholders’ Equity Prescription Reversal - Minutes 04/28/06	0	0	0	0	36	0	36
5.02.03	Profit not Paid in 2008 – CVM Rule 624/10	0	0	0	0	1,098,605	(1,098,605)	0
5.03	Adjusted Balance	1,680,947	30	0	3,768,756	1,098,909	200,124	6,748,766
5.04	Income/Loss for the Period	0	0	0	0	2,568,577	0	2,568,577
5.05	Distributions	0	0	0	1,847,521	(3,667,486)	0	(1,819,965)
5.05.01	Dividends	0	0	0	0	(1,500,000)	0	(1,500,000)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(319,965)	0	(319,965)
5.05.03	Other Distributions	0	0	0	1,847,521	(1,847,521)	0	0
5.05.03.02	Creation of Reserve	0	0	0	1,847,521	(1,847,521)	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(582,438)	(582,438)
5.07.01	Securities Adjustments	0	0	0	0	0	36,885	36,885
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(619,323)	(619,323)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	877,790	0	0	877,790
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(2,228,097)	0	0	(2,228,097)
5.12.01	Repurchase of Treasury Shares	0	0	0	(1,350,307)	0	0	(1,350,307)
5.12.02	Cancelation of Treasury Shares	0	0	0	(877,790)	0	0	(877,790)
5.13	Closing Balance	1,680,947	30	0	4,265,970	0	(382,314)	5,564,633

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2008 TO 12/31/2008 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	4,585,553	1,361,080	0	0	7,627,610
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	4,585,553	1,361,080	0	0	7,627,610
5.04	Income/Loss for the Period	0	0	0	0	4,675,526	0	4,675,526
5.05	Distributions	0	0	0	2,725,172	(4,653,577)	0	(1,928,405)
5.05.01	Dividends	0	0	0	0	(1,500,000)	0	(1,500,000)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(268,405)	0	(268,405)
5.05.03	Other Distributions	0	0	0	2,725,172	(2,885,172)	0	(160,000)
5.05.03.01	Prepaid Dividends	0	0	0	0	(160,000)	0	(160,000)
5.05.03.02	Investment Reserve	0	0	0	2,725,172	(2,725,172)	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	1,298,729	1,298,729
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	1,298,729	1,298,729
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(317,496)	0	0	(317,496)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	(4,585,553)	0	(21,949)	0	(4,607,502)
5.12.01	Revaluation Reserve Reversal	0	0	(4,585,553)	0	0	0	(4,585,553)
5.12.02	Deferred Assets Adjustment	0	0	0	0	(22,302)	0	(22,302)
5.12.03	Reversal of Dividends Prescription	0	0	0	0	297	0	297
5.12.04	Reversal of Interest on Shareholders’ Equity Prescription	0	0	0	0	56	0	56
5.13	Closing Balance	1,680,947	30	0	3,768,756	0	1,298,729	6,748,462

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

05.01 – STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2007 TO 12/31/2007 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	0	4208,550	337,079	0	0	6,226,576
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	0	4208,550	337,079	0	0	6,226,576
5.04	Income/Loss for the Period	0	0	0	0	2,905,245	0	2,905,245
5.05	Distributions	0	0	0	1,090,710	(3,205,710)	0	(2,115,000)
5.05.01	Dividends	0	0	0	0	(1,909,410)	0	(1,909,410)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(205,590)	0	(205,590)
5.05.03	Other Distributions	0	0	0	1,090,710	(1,090,710)	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(66,774)	0	0	(66,774)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	30	377,003	65	300,465	0	677,563
5.12.01	Reserve realization – own assets, net	0	0	(286,148)	0	286,148	0	0
5.12.02	Reserve realiz. – subsidiaries’ assets, net	0	0	(14,317)	0	14,317	0	0
5.12.03	Revaluation reserve realiz. – own assets	0	0	438,463	0	0	0	438,463
5.12.04	Revaluation reserve realization – subsidiaries’ assets	0	0	239,005	0	0	0	239,005
5.12.05	Gain on sale of shares	0	30	0	65	0	0	95
5.13	Closing Balance	1,680,947	30	4,585,553	1,361,080	0	0	7,627,610

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

06.01 – STATEMENT OF ADDED VALUE (in R$ thousands)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
6.01	Revenues	12,142,344	18,571,059	10,879,567
6.01.01	Sales of Goods, Products and Services	11,472,219	14,496,904	10,898,691
6.01.02	Other Revenues	790,334	4,164,628	(17,104)
6.01.03	Revenues related to Construction of Own Assets	0	0	0
6.01.04	Allowance for/Reversal of Doubtful Accounts	(120,209)	(90,473)	(2,020)
6.02	Input Acquired from Third Parties	(7,181,188)	(7,332,506)	(4,178,978)
6.02.01	Costs of Products, Goods and Services Sold	(6,194,709)	(6,685,507)	(3,577,067)
6.02.02	Materials, Energy-Third Party Services – Other	(958,837)	(824,449)	(601,911)
6.02.03	Loss/Recovery of Assets	(27,642)	177,450	0
6.02.04	Other	0	0	0
6.03	Gross Added Value	4,961,156	11,238,553	6,700,589
6.04	Retention	(573,530)	(652,670)	(938,917)
6.04.01	Depreciation, Amortization and Depletion	(573,530)	(652,670)	(938,917)
6.04.02	Other	0	0	0
6.05	Net Added Value Produced	4,387,626	10,585,883	5,761,672
6.06	Added Value Received in Transfers	479,310	1,341,290	588,486
6.06.01	Equity pick-up	450,749	(60,737)	1,108,676
6.06.02	Financial Income	(605,519)	1,381,310	(520,190)
6.06.03	Other	634,080	20,717	0
6.07	Total Added Value to Distribute	4,866,936	11,927,173	6,350,158
6.08	Distribution of Added Value	4,866,936	11, 927,173	6,350,158
6.08.01	Personnel	702,061	634,447	505,120
6.08.01.01	Direct Compensation	536,268	485,647	0
6.08.01.02	Benefits	121,267	112,484	0
6.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	44,526	36,316	0
6.08.01.04	Other	0	0	0
6.08.02	Taxes, Fees and Contributions	1,519,906	2,504,489	2,854,734
6.08.02.01	Federal	1,122,403	1,843,886	0
6.08.02.02	State	379,093	654,917	0
6.08.02.03	Municipal	18,410	5,686	0
6.08.03	Third Party Capital Remuneration	76,392	3,014,106	85,059
6.08.03.01	Interest	74,123	3,014,048	0
6.08.03.02	Rentals	2,269	58	0
6.08.03.03	Other	0	0	0
6.08.04	Remuneration of Shareholders’ Equity	2,568,577	5,774,131	2,905,245
6.08.04.01	Interest on Shareholders’ Equity	319,965	268,405	0
6.08.04.02	Dividends	1,500,000	1,500,000	870,671
6.08.04.03	Retained Earnings / Accumulated Losses for the Year	748,612	4,005,726	2,034,574
6.08.05	Other	0	0	0

1.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

07.01 – CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
1	Total Assets	29,167,224	31,497,439	27,045,454
1.01	Current Assets	13,568,594	18,328,700	8,389,353
1.01.01	Cash and Cash Equivalents	142,045	232,065	225,344
1.01.02	Receivable	2,877,092	2,979,891	1,556,864
1.01.02.01	Accounts Receivable	1,186,315	1,086,557	744,401
1.01.02.01.01	Accounts Receivable – Subsidiaries	13,798	73,583	62
1.01.02.01.02	Accounts Receivable - Clients	1,519,168	1,399,354	1,152,689
1.01.02.01.03	Advance on Export Contracts (ACE)	0	(140,220)	(292,265)
1.01.02.01.04	Allowance for Doubtful Accounts	(346,651)	(246,160)	(116,085)
1.01.02.02	Sundry Receivable	1,690,777	1,893,334	812,463
1.01.02.02.01	Employees	18,538	23,764	5,048
1.01.02.02.02	Income and Social Contribution Taxes Recoverable	438,483	128,055	14,342
1.01.02.02.03	Deferred Income Tax	549,016	543,631	377,669
1.01.02.02.04	Deferred Social Contribution	200,256	195,596	134,407
1.01.02.02.06	Other Taxes	361,122	350,604	220,552
1.01.02.02.07	Proposed Dividends Receivable	0	42,890	0
1.01.02.02.08	Loans with Subsidiaries	0	467,400	0
1.01.02.02.09	Other Receivables	123,362	141,394	60,445
1.01.03	Inventory	2,588,946	3,622,775	2,740,526
1.01.04	Other	7,960,511	11,493,969	3,866,619
1.01.04.01	Marketable Securities	7,944,697	8,992,048	2,142,009
1.01.04.02	Prepaid Expenses	15,814	27,945	66,229
1.01.04.03	Insurance Claimed	0	0	186,247
1.01.04.04	Financial Instruments - equity swap	0	2,473,976	1,472,134
1.02	Noncurrent Assets	15,598,630	13,168,739	18,656,101
1.02.01	Long-Term Assets	3,640,162	2,514,172	2,177,707
1.02.01.01	Sundry Receivables	1,561,637	1,433,036	1,095,417
1.02.01.01.01	Borrowings - Eletrobrás	0	0	26,538
1.02.01.01.02	Securities Receivable	212,486	376,374	234,445
1.02.01.01.03	Deferred Income Tax	824,841	562,850	466,006
1.02.01.01.04	Deferred Social Contribution	287,458	190,981	156,428
1.02.01.01.05	Other Taxes	236,852	302,831	212,000
1.02.01.02	Receivable from Related Parties	479,120	0	0
1.02.01.02.01	From Associated and Related Companies	0	0	0
1.02.01.02.02	From Subsidiaries	479,120	0	0
1.02.01.02.03	From Other Related Parties	0	0	0
1.02.01.03	Other	1,599,405	1,081,136	1,082,290
1.02.01.03.01	Judicial Deposits	1,214,670	740,341	694,733
1.02.01.03.02	Prepaid Expenses	105,921	125,011	128,968
1.02.01.03.03	Marketable Securities	0	23,370	108,547
1.02.01.03.04	Other	278,814	192,414	150,042

1.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

07.01 - CONSOLIDATED BALANCE SHEET - ASSETS (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 -12/31/2009	4 -12/31/2008	5 -12/31/2007
1.02.02	Permanent Assets	11,958,468	10,654,567	16,478,394
1.02.02.01	Investments	321,889	1,512	956,281
1.02.02.01.01	Interest in Associated and Related Companies	0	0	0
1.02.02.01.02	Interest in Subsidiaries	0	0	0
1.02.02.01.03	Other Investments	321,889	1,512	1,829
1.02.02.01.06	Interest in Associated/Related Companies - Goodwill	0	0	954,452
1.02.02.02	Property, Plant and Equipment	11,145,530	10,083,777	15,295,642
1.02.02.02.01	In Operation, Net	8,929,558	7,584,944	13,197,042
1.02.02.02.02	In Construction	2,089,253	2,366,255	1,610,250
1.02.02.02.03	Land	126,719	132,578	488,350
1.02.02.03	Intangible Assets	457,580	526,796	0
1.02.02.04	Deferred Charges	33,469	42,482	226,471

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

07.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 – 12/31/2009	4 – 12/31/2008	5 – 12/31/2007
2	Total Liabilities	29,167,224	31,497,439	27,045,454
2.01	Current Liabilities	5,128,196	9,633,228	6,837,363
2.01.01	Loans and Financing	1,160,407	2,916,759	1,407,981
2.01.02	Debentures	30,659	44,428	413,220
2.01.03	Suppliers	504,223	1,939,205	1,346,789
2.01.04	Taxes, Fees and Contributions	1,053,184	702,589	1,054,376
2.01.04.01	Salaries and Social Contributions	134,190	117,994	110,313
2.01.04.02	Taxes Payable	336,804	333,811	596,361
2.01.04.03	Deferred Income Tax	0	795	104,115
2.01.04.04	Deferred Social Contribution	0	59	37,481
2.01.04.05	Taxes Paid by Installments	582,190	249,930	206,106
2.01.05	Dividends Payable	1,562,085	1,790,642	2,115,881
2.01.06	Provisions	140,620	146,528	126,184
2.01.06.01	Contingencies	189,517	161,144	136,020
2.01.06.02	Judicial Deposits	(106,055)	(69,434)	(60,956)
2.01.06.03	Pension Fund Provision	57,158	54,818	51,120
2.01.07	Debts with Related Parties	0	0	0
2.01.08	Other	677,018	2,093,077	372,932
2.01.08.01	Financial Instruments – Equity Swap	0	1,596,394	0
2.01.08.02	Accounts payable – Subsidiaries	74,691	36,261	0
2.01.08.03	Other	602,327	460,422	372,932
2.02	Noncurrent Liabilities	18,445,535	15,201,622	12,665,830
2.02.01	Long-Term Liabilities	18,445,535	15,201,622	12,665,830
2.02.01.01	Loans and Financing	12,547,840	8,040,773	6,289,941
2.02.01.02	Debentures	624,570	632,760	640,950
2.02.01.03	Provisions	1,597,291	2,521,551	4,530,086
2.02.01.03.01	Labor and Social Security Contingencies	73,892	69,676	42,478
2.02.01.03.02	Civil Contingencies	17,718	17,439	14,136
2.02.01.03.03	Tax Contingencies	2,747,060	3,660,486	3,372,829
2.02.01.03.04	Environmental Contingencies	116,544	71,361	55,202
2.02.01.03.05	Other Contingencies	0	64	0
2.02.01.03.06	Judicial Deposits	(1,386,248)	(1,297,475)	(1,023,173)
2.02.01.03.07	Deferred Income Tax	20,827	0	1,521,040
2.02.01.03.08	Deferred Social Contribution	7,498	0	547,574
2.02.01.04	Debts with Related Parties	0	0	0
2.02.01.05	Advance for Future Capital Increase	0	0	0
2.02.01.06	Other	3,675,834	4,006,538	1,204,853
2.02.01.06.01	Provision for investment losses	(72)	0	0
2.02.01.06.02	Accounts Payable - subsidiaries	2,980,772	2,878,200	0
2.02.01.06.03	Pension Fund Provision	12,788	62,750	180,760
2.02.01.06.04	Taxes Paid by Installments	437,231	795,052	773,585

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

07.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 -12/31/2009	4 -12/31/2008	5 -12/31/2007
2.02.01.06.06	Other	245,115	270,536	250,508
2.03	Deferred Income	0	0	0
2.04	Minority Interests	83,060	0	0
2.05	Shareholders’ Equity	5,510,433	6,662,589	7,542,261
2.05.01	Paid-In Capital Stock	1,680,947	1,680,947	1,680,947
2.05.02	Capital Reserves	30	30	30
2.05.03	Revaluation Reserves	0	0	4,585,553
2.05.03.01	Own Assets	0	0	4,360,513
2.05.03.02	Subsidiaries/Associated and Related Companies	0	0	225,040
2.05.04	Profit Reserves	4,211,770	4,781,485	1275,731
2.05.04.01	Legal	336,190	336,190	336,190
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contingencies	0	0	0
2.05.04.04	Unrealized Profit	3,779,357	0	0
2.05.04.05	Profit Retention	0	0	0
2.05.04.06	Special For Undistributed Dividends	0	0	0
2.05.04.07	Other Profit Reserves	96,223	4,445,295	939,541
2.05.04.07.01	Investments	1,341,982	5,250,229	1,768,320
2.05.04.07.02	Treasury Shares	(1,191,559)	(719,042)	(743,430)
2.05.04.07.03	Unrealized Profit	(54,200)	(85,892)	(85,349)
2.05.05	Equity Valuation Adjustments	(382,314)	200,127	0
2.05.05.01	Securities Adjustments	36,885	0	0
2.05.05.02	Accumulated Translation Adjustments	(419,199)	200,127	0
2.05.05.03	Business Combination Adjustments	0	0	0
2.05.06	Retained Earnings/Accumulated Losses	0	0	0
2.05.07	Advance for Future Capital Increase	0	0	0

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

08.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
3.01	Gross Revenue from Sales and/or Services	14,052,439	17,868,014	14,423,165
3.02	Deductions from Gross Revenue	(3,074,075)	(3,865,143)	(2,982,183)
3.03	Net Revenue from Sales and/or Services	10,978,364	14,002,871	11,440,982
3.04	Cost of Goods Sold and/or Services Rendered	(6,788,092)	(7,023,504)	(6,677,890)
3.04.01	Depreciation and Amortization	(751,266)	(795,910)	(1,078,631)
3.04.02	Other	(6,036,826)	(6,227,594)	(5,599,259)
3.05	Gross Profit	4,190,272	6,979,367	4,763,092
3.06	Operating Income/Expenses	(904,302)	(250,419)	(826,206)
3.06.01	Selling expenses	(888,253)	(775,624)	(598,689)
3.06.01.01	Depreciation and Amortization	(6,250)	(6,677)	(7,752)
3.06.01.02	Other	(882,003)	(768,947)	(590,937)
3.06.02	General and Administrative	(483,067)	(498,159)	(430,061)
3.06.02.01	Depreciation and Amortization	(29,733)	(37,716)	(45,893)
3.06.02.02	Other	(453,334)	(460,443)	(384,168)
3.06.03	Financial	(251,377)	(2,780,730)	316,237
3.06.03.01	Financial Income	1,792,809	1,066,719	884,666
3.06.03.02	Financial Expenses	(2,044,186)	(3,847,449)	(568,429)
3.06.03.02.01	Foreign Exchange and Monetary Variation, Net	1,054,174	(1,688,844)	824,268
3.06.03.02.02	Financial Expenses	(3,098,360)	(2,158,605)	(1,392,697)
3.06.04	Other Operating Income	1,705,907	4,642,074	1,147,916
3.06.05	Other Operating Expenses	(987,512)	(740,768)	(1,155,591)
3.06.06	Equity Pick-Up	0	(97,212)	(106,018)
3.07	Operating Income	3,285,970	6,728,948	3,936,886
3.08	Non-Operating Income	0	0	0
3.08.01	Income	0	0	0
3.08.02	Expenses	0	0	0
3.09	Income before Taxes/Profit Sharing	3,285,970	6,728,948	3,936,886
3.10	Provision for Income and Social Contribution Taxes	(581,735)	(1,355,770)	(1,309,220)
3.11	Deferred Income Tax	(109,323)	400,971	294,684
3.11.01	Deferred Income Tax	(83,497)	290,318	197,361
3.11.02	Deferred Social Contribution	(25,826)	110,653	97,323
3.12	Statutory Profit Sharing/Contributions	0	0	0
3.12.01	Profit Sharing	0	0	0
3.12.02	Contributions	0	0	0
3.13	Reversal of Interest on Shareholders’ Equity	0	0	0
3.14	Minority Interest	3,753	0	0
3.15	Income/Loss for the Period	2,598,665	5,774,149	2,922,350

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

08.01 – CONSOLIDATED STATEMENT OF INCOME (in thousands of reais)

1 - CODE	2 - DESCRIPTION	3 -01/01/2009 to 12/31/2009	4 -01/01/2008 to 12/31/2008	5 -01/01/2007 to 12/31/2007
	OUTSTANDING SHARES, EX-TREASURY (in thousands)	728,985	758,670	256,490
	EARNINGS PER SHARE (in reais)	3.56477	7.61088	11.39362
	LOSS PER SHARE (in reais)

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

09.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
4.01	Net Cash from Operating Activities	3,370	3,983,934	5,132,383
4.01.01	Cash Generated in the Operations	2,230,551	4,749,554	4,385,282
4.01.01.01	Net Income for the Year	2,598,665	5,774,149	2,922,350
4.01.01.02	Provision for Charges on Loans and Financing	1,130,089	734,975	732,558
4.01.01.03	Depreciation, Depletion and Amortization	787,249	840,303	1,132,276
4.01.01.04	Income from Write-Off and Disposal of Assets	70,494	59,183	696,509
4.01.01.05	Income from Equity Pick-up	0	87,842	109,684
4.01.01.06	Percentage Change – Gain and Loss	(835,115)	(4,036,544)	0
4.01.01.07	Deferred Income and Social Contribution Taxes	109,324	(400,971)	(294,685)
4.01.01.08	Provision for Swap/Forward Operations	(88,986)	(1,213,053)	(738,959)
4.01.01.09	Provision for Actuarial Liability	(47,622)	(114,815)	(55,060)
4.01.01.11	Provision for Contingencies	99,157	80,738	92,493
4.01.01.12	Other Provisions	435,622	297,701	(211,884)
4.01.01.13	Minority Interest	(3,753)	0	0
4.01.01.14	Monetary and Exchange Variation, net	(2,024,573)	2,640,046	0
4.01.02	Variation in Assets and Liabilities	(2,227,181)	(765,620)	747,101
4.01.02.01	Accounts Receivable	(51,082)	(434,943)	584,096
4.01.02.02	Inventories	926,260	(1,138,139)	(3,446)
4.01.02.03	Receivables from Subsidiaries	0	0	0
4.01.02.04	Taxes to Offset	(313,697)	(392,546)	17,351
4.01.02.05	Suppliers	(1,137,203)	322,676	(221,541)
4.01.02.06	Salaries and Social Charges	15,257	7,681	(31,902)
4.01.02.07	Taxes	263,734	460,596	1,178,191
4.01.02.08	Taxes paid in installments - Refis	(103,775)	0	0
4.01.02.09	Contingent Liabilities	(422,375)	135,536	(87,908)
4.01.02.10	Financial Institutions - Interest	(992,280)	(805,046)	0
4.01.02.11	Financial Institutions – Swap Operations	(742,700)	(317,991)	(782,992)
4.01.02.12	Other	330,680	1,396,556	95,252
4.01.03	Other	0	0	0
4.02	Net Cash from Investment Activities	(1,350,473)	(3,449,854)	(3,504,580)
4.02.01	Judicial Deposits	(737,041)	(328,389)	(1,091,587)
4.02.02	Net Effects – Equity Swap Margin of Guarantee	0	(656,476)	0
4.02.03	Investments	(284,232)	(40,937)	(793,167)
4.02.04	Property, Plant and Equipment	(1,996,759)	(2,305,347)	(1,571,012)
4.02.05	Deferred Charges	0	(118,705)	(48,814)
4.02.06	Intangible Assets	(1,729)	0	0
4.02.07	Guaranteed margin redemption - equity swap	1,420,322	0	0
4.02.08	Swap Realization	248,966	0	0
4.03	Net Cash from Financing Activities	1,510,476	5,461,331	(283,581)
4.03.01	Loans and Financing	7,671,696	5,831,674	3,237,706
4.03.02	Receipt from Share Issue	0	4,036,544	0

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

09.01 – CONSOLIDATED STATEMENT OF CASH FLOWS – INDIRECT METHOD (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 -01/01/2009 to 12/31/2009	4 -01/01/2008 to 12/31/2008	5 -01/01/2007 to 12/31/2007
4.03.03	Debentures	0	0	0
4.03.04	Financial Institutions - Principal	(2,783,313)	(1,814,824)	(2,768,575)
4.03.05	Dividends and Interest on Shareholders’ Equity	(2,027,600)	(2,274,565)	(686,003)
4.03.06	Treasury Shares	(1,350,307)	(317,498)	(66,709)
4.04	Foreign Exchange Variation on Cash and Cash Equivalents	(1,300,744)	861,349	(1,109,591)
4.05	Increase (Decrease) in Cash and Cash Equivalents	(1,137,371)	6,856,760	234,631
4.05.01	Opening Balance of Cash and Cash Equivalents	9,224,113	2,367,353	2,132,722
4.05.02	Closing Balance of Cash and Cash Equivalents	8,086,742	9,224,113	2,367,353

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

10.01  – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 12/31/2009 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	0	4,781,485	0	200,127	6,662,589
5.02	Prior Year Adjustments	0	0	0	0	304	0	304
5.02.01	Dividends Prescription Reversal - Minutes 01/31/06	0	0	0	0	268	0	268
5.02.02	Interest on Shareholders’ Equity Prescription Reversal - Minutes 04/28/06	0	0	0	0	36	0	36
5.02.03	Profit Not Paid to Shareholders in 2008 – Resolution 624/10	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	0	4,781,485	304	200,127	6,662,893
5.04	Income/Loss for the Period	0	0	0	0	2,568,577	0	2,568,577
5.05	Distributions	0	0	0	803,100	(2,568,881)	0	(1,765,781)
5.05.01	Dividends	0	0	0	0	(1,500,000)	0	(1,500,000)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(319,965)	0	(319,965)
5.05.03	Other Distributions	0	0	0	803,100	(748,916)	0	54,184
5.05.03.02	Creation of Reserve	0	0	0	803,100	(748,916)	0	54,184
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	(582,441)	(582,441)
5.07.01	Securities Adjustments	0	0	0	0	0	36,885	36,885
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	(619,326)	(619,326)
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	877,790	0	0	877,790
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	0	(2,250,605)	0	0	(2,250,605)
5.12.01	Repurchase of Treasury Shares	0	0	0	(1,350,307)	0	0	(1,350,307)
5.12.02	Cancelation of Treasury Shares	0	0	0	(877,790)	0	0	(877,790)
5.12.03	Earnings in Inventories	0	0	0	31,692	0	0	31,692
5.02.04	Market Value Adjustments	0	0	0	(54,200)	0	0	(54,200)
5.14	Closing Balance	1,680,947	30	0	4,211,770	0	(382,314)	5,510,433

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

10.02  – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2008 TO 12/31/2008 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	30	4,585,553	1,275,731	0	0	7,542,261
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	30	4,585,553	1,275,731	0	0	7,542,261
5.04	Income/Loss for the Period	0	0	0	0	5,774,148	0	5,774,148
5.05	Distributions	0	0	0	3,823,793	(5,752,198)	0	(1,928,405)
5.05.01	Dividends	0	0	0	0	(1,500,000)	0	(1,500,000)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(268,405)	0	(268,405)
5.05.03	Other Distributions	0	0	0	3,823,793	(3,983,793)	0	(160,000)
5.05.03.01	Prepaid Dividends	0	0	0	0	(160,000)	0	(160,000)
5.05.03.02	Investment Reserve	0	0	0	3,823,793	(3,823,793)	0	0
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	200,127	200,127
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	200,127	200,127
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(317,496)	0	0	(317,496)
5.11	Other Capital Transactions	0	0	0	0	0	0	0
5.12	Other	0	0	(4,585,553)	(543)	(21,950)	0	(4,608,046)
5.12.01	Revaluation Reserve	0	0	(4,585,553)	0	0	0	(4,585,553)
5.12.02	Deferred Assets Adjustment	0	0	0	0	(22,303)	0	(22,303)
5.12.03	Reversal of Dividend Prescription	0	0	0	0	297	0	297
5.12.04	Reversal of Interest on Shareholders’ Equity Prescription	0	0	0	0	56	0	56
5.12.05	Unrealized Profit	0	0	0	(543)	0	0	(543)
5.13	Closing Balance	1,680,947	30	0	4,781,485	0	200,127	6,662,589

01.01 - IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

10.03  – CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2007 TO 12/31/2007 (in R$ thousands)

1 - CODE	2 – DESCRIPTION	3 – CAPITAL STOCK	4 – CAPITAL RESERVES	5 –REVALUATION RESERVES	6 – PROFIT RESERVES	7 – RETAINED EARNINGS/ACCUMULATED LOSSES	8 –EQUITY VALUATION ADJUSTMENTS	9 - TOTAL SHAREHOLDERS' EQUITY
5.01	Opening Balance	1,680,947	0	4208,550	234,647	0	0	6,124,144
5.02	Prior Year Adjustments	0	0	0	0	0	0	0
5.03	Adjusted Balance	1,680,947	0	4208,550	234,647	0	0	6,124,144
5.04	Income/Loss for the Period	0	0	0	0	2,905,245	0	2,905,245
5.05	Distributions	0	30	0	1,090,710	(2,905,245)	0	(1,814,505)
5.05.01	Dividends	0	0	0	0	(1,909,410)	0	(1,909,410)
5.05.02	Interest on Shareholders’ Equity	0	0	0	0	(205,590)	0	(205,590)
5.05.03	Other Distributions	0	30	0	1,090,710	(790,245)	0	300,495
5.06	Profit Reserve Realization	0	0	0	0	0	0	0
5.07	Equity Valuation Adjustments	0	0	0	0	0	0	0
5.07.01	Securities Adjustments	0	0	0	0	0	0	0
5.07.02	Accumulated Translation Adjustments	0	0	0	0	0	0	0
5.07.03	Business Combination Adjustments	0	0	0	0	0	0	0
5.08	Increase/Reduction in Capital Stock	0	0	0	0	0	0	0
5.09	Recording/Realization of Capital Reserves	0	0	0	0	0	0	0
5.10	Treasury Shares	0	0	0	(66,774)	0	0	(66,774)
5.11	Other Capital Transactions	0	0	0	65	0	0	65
5.12	Other	0	0	377,003	17,083	0	0	394,086
5.12.01	Realization of Reserves	0	0	377,003	0	0	0	377,003
5.12.02	Unrealized Profit	0	0	0	17,083	0	0	17,083
5.13	Closing Balance	1,680,947	30	4,585,553	1,275,731	0	0	7,542,261

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

11.01 – CONSOLIDATED STATEMENT OF ADDED VALUE (in thousands of Reais)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2009 to 12/31/2009	4 - 01/01/2008 to 12/31/2008	5 - 01/01/2007 to 12/31/2007
6.01	Revenues	15,369,995	22,925,236	14,200,945
6.01.01	Sales of Goods, Products and Services	14,708,726	18,857,359	14,058,020
6.01.02	Other Revenues	787,212	4,154,931	144,696
6.01.03	Revenues related to Construction of Own Assets	0	0	0
6.01.04	Allowance for/Reversal of Doubtful Accounts	(125,943)	(87,054)	(1,771)
6.02	Input Acquired from Third Parties	(9,013,804)	(9,895,956)	(5,937,656)
6.02.01	Costs of Products, Goods and Services Sold	(7,596,065)	(8,791,322)	(5,034,689)
6.02.02	Materials, Energy-Third Party Services – Other	(1,388,024)	(1,264,486)	(902,967)
6.02.03	Loss/Recovery of Assets	(29,715)	159,852	0
6.02.04	Other	0	0	0
6.03	Gross Added Value	6,356,191	13,029,280	8263,289
6.04	Retention	(798,874)	(768,679)	(1,132,275)
6.04.01	Depreciation, Amortization and Depletion	(798,874)	(768,679)	(1,132,275)
6.04.02	Other	0	0	0
6.05	Net Added Value Produced	5,557,317	12,260,601	7,131,014
6.06	Added Value Received in Transfers	742,108	2,061,839	493,354
6.06.01	Equity pick-up	0	(97,212)	(109,683)
6.06.02	Financial Income	101,223	2,138,251	603,037
6.06.03	Other	640,885	20,800	0
6.07	Total Added Value to Distribute	6,299,425	14,322,440	7,624,368
6.08	Distribution of Added Value	6,299,425	14,322,440	7,624,368
6.08.01	Personnel	1,022,844	815,199	696,573
6.08.01.01	Direct Compensation	796,990	648,619	0
6.08.01.02	Benefits	167,570	123,600	0
6.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	58,284	42,980	0
6.08.01.04	Other	0	0	0
6.08.02	Taxes, Fees and Contributions	2,323,574	2,762,501	3,483,876
6.08.02.01	Federal	1,831,872	2,024,922	0
6.08.02.02	State	463,497	722,298	0
6.08.02.03	Municipal	28,205	15,281	0
6.08.03	Third Party Capital Remuneration	354,342	4,970,592	521,569
6.08.03.01	Interest	346,598	4,970,533	0
6.08.03.02	Rentals	7,744	59	0
6.08.03.03	Other	0	0	0
6.08.04	Remuneration of Shareholders’ Equity	2,598,665	5,774,148	2,922,350
6.08.04.01	Interest on Shareholders’ Equity	319,965	268,405	0
6.08.04.02	Dividends	1,500,000	1,500,000	870,672
6.08.04.03	Retained Earnings / Accumulated Losses for the Year	748,612	4,005,725	2,034,573
6.08.04.04	Minority Interest in Retained Earnings	30,088	18	17,105
6.08.05	Other	0	0	0

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

13.01 – MANAGEMENT REPORT

To

The Board of Directors and Shareholders

Companhia Siderúrgica Nacional

Rio de Janeiro – RJ

1.        We have examined the accompanying balance sheets of Companhia Siderúrgica Nacional (the “Company”) and the consolidated balance sheets of the Company and its subsidiaries as of December 31, 2009 and 2008 and the related statements of income, changes in shareholders’ equity, cash flows and added value for the years then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

2.        Our examinations were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company’s management and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

3.        In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Companhia Siderúrgica Nacional and the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008, and the results of its operations, changes in its shareholders’ equity, cash flows and added value for the years then ended, in conformity with accounting practices adopted in Brazil.

4.        As mentioned in note 29 to the financial statements, the Company has been negotiating with insurance and reinsurance companies in Brazil and abroad, in order to obtain insurance coverage for property damages and business interruption in certain sites of the Company.

São Paulo, February 25, 2010

KPMG Auditores Independentes

CRC SP-014428/O-6-F-RJ

Original in Portuguese signed by                                Original in Portuguese signed by

Anselmo Neves Macedo                                              Carla Bellangero

Accountant CRC SP-160482/O-6 S-RJ                        Accountant CRC SP-196751/O-4 S-RJ

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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MANAGEMENT REPORT

1          MESSAGE FROM THE BOARD OF DIRECTORS - CHAIRMAIN

As expected, 2009 was a year of many challenges for the global economy. Brazil knew how to properly react toward the severe economic scenario and succeeded in minimizing the negative impacts of the crisis. Accordingly, CSN has demonstrated expertness in preparing for an uncertain scenario and, at the same time, was ready to take advantage of the opportunities that came along as the economy started to react. The control efforts adopted at the beginning of the year and the courage to be of the few steelmakers in the world not to shut down its furnaces are examples of the Company’s resilience and ability to react.

In 2009, CSN entered the cement market and sold its first 338 thousand tonnes of the product. A landmark in our history, the entering into a new business segment and assurance that knew investments are to come. The company is ready to increase cement production in Volta Redonda (RJ), carry out acquisitions and build new industrial plants in the country.

New investments, even in such an adverse moment, amounted to R$1.9 billion, a sound proof of our commitment to the development of the country, generating jobs and wealth. Among investments, it is important to point out the production unit of long steel at Presidente Vargas Steelworks. The equipment is already in Brazil and civil constructions are accelerated. The first tonne of long steel will be sold by the beginning of 2011 and other investments in this segment will come.

Mining figures are also significant. The production of finished products at Casa de Pedra has reached 17.1 million tonnes. NAMISA, a company composed by CSN and by a consortium among Itochu Corporation, JFE Steel Corporation, Posco, Sumitomo Metal Industries, Kobe Steel and Nisshin Steel, had a total production of 5.5 million tonnes. The figure supports the Company’s rightness in believing in this strategic partnership with Asian steelmakers. In 2009 the mining segment represented 16% of the Company´s net income.

CSN strategies, developed throughout the last years, – such as the productive verticalization, integration, product diversification and focus on the domestic market– have shown to be consistent with and responsible for the good figures in 2009. The strong appreciation of our shares, 108% at Bovespa and 168% at the NYSE, emphasize the security that our investors acknowledge and approve our decisions.

2009 was a test for the economy and for CSN. We have met our goals and are ready for a promising 2010. Once again the Company will be able to choose the right path.

Benjamin Steinbruch

Chairman of the Board of Directors

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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2   THE COMPANY

Companhia Siderúrgica Nacional is a highly integrated Company whose steel operations cover the entire steel production chain, from the mining of iron ore to the production and sale of coils, tin-coated foils and steel packaging. It also holds interests in railways, port terminals, production of cement and power generation.  Founded in 1941, it began operations in 1946 as Brazil’s first flat steel producer, paving the way for the establishment of the national automotive sector. Privatized in 1993, it was entirely restructured, becoming one of the world’s most competitive and profitable steelmakers.

This integrated production system of the Company, accompanied by top-quality management, makes the CSN production cost one of the lowest in the world steel sector.

CSN always pursues the maximization of return to shareholders by operating in five key areas: mining, steel, logistics, cement and power generation.

2.1. Mining

2.1.1 Iron Ore

In 2009, the iron ore market has focused on only one country, China. In a global scenario with constant reductions in iron productivity capacity, a result of the unprecedented financial crisis, mining companies had no other alternative to ensure the production overflow but to concentrate the commercial efforts in only one market with a strong demand. China´s need for iron ore resulted from an audacious economical incentive package and from the replacement of low quality and high cost domestic iron ore for high quality and reduced cost imported iron ore due to the financial crisis. At that moment the reduction in iron ore benchmark price to the current levels used before crisis, i.e. a reduction of approximately 28% to 48%, depending on the type of ore was inevitable.

Even facing this scenario, production in Casa de Pedra mine has not been affected by the crisis, and even presented a record production in July of 2009. The total production of Casa de Pedra was approximately 17 million tonnes, number which was not better, only due to adjustments made in the processing plant in the second half. Such adjustments were a result of the Brownfield project expansion.

CSN results showed that, by the end of the first half of 2009, iron ore sales were normalized.

Internally the company has worked with cost reductions (even though CSN was already considered as a low cost producer), improvement in product´s quality, delivery assurance through its integrated operations of mining and logistic, and prices in accordance with the market.

For 2010 banks and agencies expect a substantial upturn in iron ore prices, supported by the growth in the Chinese demand and by the recovery of European and North American markets.

CSN’s investment projects are in progress, according to physical-financial schedules of the construction works. In the second half of 2010, Casa de Pedra will be ready to produce 40 million tonnes of iron ore. Increased port capacity will support the increase in CSN mines’ production.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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During the months affected by the financial crisis, CSN was one of the few mining companies to operate at 100% of its productive capacity, committed to challenges inherent to the expansion of production and sales capacity. Therefore, CSN has been consolidating its position as an important player in the overseas iron ore market.

CSN and its investee NAMISA intend to trade approximately 90 million tonnes of iron ore by 2014.

2.1.2 Limestone

The Arcos mining works, a mine located in Pedreira da Bocaina, (state of Minas Gerais), are responsible for the limestone and dolomite fluxes supply consumed by CSN for the production of steel in Volta Redonda. In 2009, the mine also supplied nearly 1.6 million tonnes of limestone and dolomite to Presidente Vargas Steelworks.

In March 2009, CSN entered the cement market, with the construction of a plant in Volta Redonda, close to Presidente Vargas Steelworks.

As from October 2010, Arcos mine will supply limestone not used for steelmakers, to be used for clinker production, one of the main raw materials used to produce cement.

With that, limestone production is expected to reach 4 million tonnes per year. With reduced investments in the current facilities, basically in the strap transportation system.

As a result CSN will integrate even more its activities and will also verticalize its production and enhance its competitiveness and profitability.

2.1.3 Tin

One of the main raw materials to make tin plates is tin, which is produced by the CSN subsidiary ERSA - Estanho de Rondônia S.A.. ERSA comprises the Santa Bárbara tin mine in Itapuã do Oeste, and a smelting plant in Ariquemes, both in the state of Rondônia.

2.2 Steelmaking

CSN, which strongly operates throughout the whole steel production chain, supplies different segments of the industry with a diversified range of high value added products. The company produces the most types of galvanized coated materials, resistant to corrosion and less susceptible to price fluctuations in the international market. The CSN main markets are the automotive, construction, distribution, home appliance, OEM (capital goods, engines, etc.) and metal packaging sectors.

The Company has five galvanizing production lines in Brazil – three in the Presidente Vargas Steelworks, in Volta Redonda, one in GalvaSud, in Porto Real (in Rio de Janeiro) and another branch called CSN Paraná, in Araucária (State of Paraná), where the cold-rolling and pre-painting processes are also performed.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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CSN also has two overseas subsidiaries: CSN LLC, based in Terre Haute, Indiana, USA, which produces cold-rolled and galvanized products, and Lusosider, in Paio Pires, Portugal, which also produces coated steel.

CSN is the only producer of tin-plate in Brazil and one of the five largest producers in the world, with an installed capacity of 1 million tonnes per year of tin plates, largely used in the packaging sector. It is also a producer of Galvalume, steel coated with zinc and aluminum which combines shininess and high resistance, in addition to pre-painted steel, both of which much in demand in the construction and home-appliance industries.

The CSN Crude steel production reached 4.4 million tonnes in 2009, which represents nearly 78% utilization of the annual 5.6 million tonnes installed capacity of the Presidente Vargas Steelworks. By the production of 4.2 million tonnes of pig iron in Blast Furnaces 2 and 3. It is worth to point out that Blast Furnace 2 was under maintenance for 50 days as of March 2009.

Due to the economic slowdown seen in the first half of 2009, the Company’s roll production had a 9% drop compared to 2008.

In 2009, the construction of the new unit for the production of long steel initiated, with the use of the Presidente Vargas Steelworks´ existing infrastructure. The completion is forecast to mid 2011.

Metalic Nordeste

Metalic, CSN´s subsidiary, is the only manufacturer of two-piece steel cans for beverages in Latin America, and it also produces aluminum lids for the same purpose. In 2009 the Company sold 784 million 350ml cans, 15. 7 million 250 ml cans e 983 million lids.

Metalic currently holds a 5% share in the Brazilian beverage can market and 38% in the Northeast market.

In 2009 Metalic began its production of 250 ml cans, broadening its products portfolio and meeting a demand of the market for special cans.

Prada Packaging

Founded in 1936, Companhia Metalúrgica Prada was integrated to the Grupo CSN in 2006. With the largest industrial park of Latin America for the production of steel packaging, Prada has 3 plants located in São Paulo (state of São Paulo), Uberlândia (state of Minas Gerais) and Pelotas (state of Rio Grande do Sul) and it is an important client for the CSN tin plate products.

Its production lines are capable of delivering the high volumes and technical specifications demanded by the food, chemical and aerosol industries.

In 2009, Prada revalidated its ISO 9001:2008 certification, first obtained in 1995. It was also the first company in the segment to reach this qualification.

             In 2009 the Company completed its triennial Investment Plan of over R$100 million.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Prada Distribution

CSN operates in the distribution and services market through Prada Distribution business unit.

Selling throughout the country, and it has three service centers and seven distribution centers prepared to supply various sectors, such as: automotive, autoparts, home appliance, construction, machinery and equipment, sugar and ethanol, agricultural, dealer and furniture industries. Inal, which is amongst the largest companies in the flat steel distribution segment, sells all the CSN line of products, adding value through its wide range of cut, conformation and delivery services in order meet the needs of the most demanding customers.

Prada Distribution business unit is a strategic activity for CSN. In 2009 the company traded 362 thousand tonnes of products, a volume 13% lower compared to 2008r, but it has expanded business with the opening of two new distribution centers, in the cities of Bebedouro, SP, and Uberlândia,  MG.

For the upcoming years, the company´s goal is to keep growing, so as to add value to its products and to be amongst the market leaders in this sector.

GalvaSud

On March 29, 2010, CSN merged GalvaSud S.A., which became a subsidiary of CSN called CSN Porto Real, and pursued the optimization of processes and maximization of results, focusing all the commercial, operational and administrative activities of both companies under one organizational structure.

CSN Porto Real is strategically located between the cities of Rio de Janeiro and São Paulo attending mainly the automotive sector and offering a wide range of world-class products and services. It has a hot galvanizing line and a shearing services center, in addition to a state-of-the-art laser welding facility. In 2009, its production has been mostly destined to the automotive market and it produced over 280 thousand tonnes, 89% of the segment, and maintaining almost the same volume of 2008, despite the crisis in the first quarter of 2009.

CSN LLC

CSN LLC is the Company’s arm in the USA, and it manages a cold-strip and galvanization mill, installed in the state of Indiana. In 2009, 218 thousand tonnes of galvanized and cold-rolled coils were produced in this unit.

Lusosider

Installed in Paio Pires, Portugal, the company operates with cold-strip and hot immersion galvanization. In 2009, Lusosider produced and sold 197.5 thousand tonnes of galvanized products to the European market.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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2.3 Logistics and Power Generations

Ports

CSN manages two terminals in Itaguaí Port, in Rio de Janeiro: a Solid Bulk Terminal (Tecar) and a Container Terminal (Sepetiba Tecon).

In 2009, Tecar loaded 23.5 million tonnes of iron ore, result which shows a 47% growth over the previous year and unloaded 3.2 million tonnes of other products, including coal, coke, sulphur, zinc concentrate for own consumption and to various of its clients. The Tecar expansion project to support the ore export activities is underway. It is expected for 2010 an export volume of 38 million tonnes in order to meet CSN, NAMISA and third parties demands.

The terminal will also have two other expansion stages, with intermediary phases of 60 million tonnes per year, until it reaches the total capacity of 84 million tonnes in 2013. After this investment is concluded, Tecar will consolidate Itaguaí port complex as one of the main complexes in the country, enabling the outflow of the total volume of ore sold by CSN in the transoceanic market and placing the Company as an important raw material exporter.

Sepetiba Tecon, the containers and general cargo terminal managed by CSN, is one of the pillars of the logistics platform project of the Company in Itaguaí.

In 2009, despite the global financial crisis, when the Brazilian foreign trade suffered a 23% reduction, the terminal remained as the market leader among the four main terminals in the states of Rio de Janeiro and Espírito Santo, with 28% of the total containers handled. Sepetiba Tecon handled 154 thousand containers of steel products and 14 thousand tonnes of general cargo.

Also in 2009, the duplication of Rio-Santos highway was concluded, which is an important access to the terminal. As a result of continuous investments and excellent access conditions, both by land and sea, the Sepetiba Tecon received, in 2009, larger container ships operated in South America: MSC Laura and MSC Messina, both with 300 meters length, and MSC Stella, with 304 meters length.

For 2010 investments in infrastructure are expected with the equalization of Berth 301, and also investments in new equipment: two Super Post Panamax Porteiners and four Transteiners and six Reach Stackers, in addition to development projects for the multimode logistics center and for the adaptation of berths 302/303.

All these factors confirm Sepetiba Tecon’s position as a hub port for cargo, which helps it to become, besides the largest container terminal in Rio de Janeiro, one of the largest in its segment Brazil.

Railways

CSN holds equity interest in two railway companies: MRS Logística, which operates the former Southeastern Network of the Federal Railways (RFFSA), in the axis connecting Rio de Janeiro, São Paulo and Belo Horizonte, and the Transnordestina Logística S/A (former- Companhia Ferroviária do Nordeste – CFN), which operates the RFFSA former Northeastern Network in the states of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas.

CSN directly holds 22.93% of the MRS capital, in addition to an indirect interest of 10.34%. Adding direct and indirect interest, CSN holds 33.27% of the MRS total capital.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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MRS Logística, whose thirteenth foundation anniversary confirmed its expressive growth, continues having good results. In 2009, it transported around 129 million tonnes, a volume 5.1% higher than in the prior year, due to the global crisis that has affected the level of industrial activity, mainly in the first half of the year.

In the sector of containers, MRS consolidated its position as the largest carrier in the domestic railway sector with 60 thousand containers transported, even with the 32% drop in relation to 2010.

The focus of the MRS activities is dedicated to clients called heavy haul clients (cargos of ore, coal and coke), which represent the transportation of around 96 million tonnes and account for 75% of the total transported by the Company, as well as to long-term agreements, new businesses and projects to leverage the Company’s growth. The railroad services that are rendered by MRS are vital for the supply of raw materials and in the outflow of finished products. MRS transports all the iron ore, coal and coke consumed by the Presidente Vargas Steelworks and a part of the steel produced by CSN, for the domestic and foreign markets, besides mining products.

The CSN interest in Transnordestina Logística S/A  until December 2009 was of 84.3%. Are being invested, in a partnership with the federal government, nearly R$5.4 billion in the construction of 1,728 kilometers of track, creating the Nova Transnordestina Railway.

Nova Transnordestina, with a cargo transportation capacity of up to 14 million tonnes by 2013 and approximately 25 million by 2020, is expected to start operations in the second half of 2012. Nova Transnordestina will play an important role in the development of Brazil’s Northeast region.

Power generation

CSN is one of Brazil’s largest industrial electric power consumers only behind the aluminum producers. That is why since 1999, it has been investing in power generation projects in order to ensure self-sufficiency. Its electrical assets are the Itá Hydroelectric Power Plant, in Santa Catarina (CSN holding a 29.5% stake); what corresponds to 167 MW; the 210-MW Igarapava Hydroelectric Power Plant, in Minas Gerais (holding a 17.9% interest) and the 238-MW cogeneration thermoelectric power plant in Presidente Vargas Steelworks, in Volta Redonda, which is fueled by the waste gases from the steel production process. These three plants give CSN an average generation capacity of 430 MW, supplying the group’s total need for power.

The Company is developing a project for the installation of a top turbine in Blast Furnace 3 at Presidente Vargas Steelworks, which will allow CSN to add 20 MW to its current generation capacity. The Company is also considering other investments in power in order to meet the expansion project needs and therefore maintain its self-sufficiency.

2.4. Cement

The cement industry is a great supplement to steelworks and supplies the entire industrial segment that operates in civil construction, which is a sector of fundamental importance for the country’s economic development. The Brazilian housing deficit is estimated in 7.2 million units. Today, half of the Brazilian cement consumption is concentrated in the Southeastern Region. An average growth of 5% is expected for civil construction in the upcoming years, and therefore the consumption of cement in the Southeast is expected to grow nearly 1 million tonnes a year. In 2009, Brazil has reached 50 million tonnes consumed in the domestic market.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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The Presidente Vargas Steelworks, in Volta Redonda, produces approximately 1.4 million tonnes of blast furnace slag per year. This slag is largely used in cement production adding (CPII-E and CP III type); products which CSN Cimentos started producing in 2009 at the Volta Redonda unit, where there are two crushing lines with production capacity of 2.8 million tonnes a year.

In 2009, CSN Cimentos produced and sold 338 thousand tonnes of cement, mainly in the region of Baixada Fluminense and South of Rio de Janeiro State, Vale do Paraíba and São Paulo Metropolitan Region, as well as the south of Minas Gerais state.

This operational unit will achieve its maturity in the next two years, and should reach a production and sales capacity of approximately 2.4 million tonnes of cement with the addition of blast furnace slag.

3          OUTLOOK, STRATEGY AND INVESTMENTS

Despite the challenges faced by the global economy in 2009, the Brazilian economy has reacted satisfactorily, and CSN met its goals and posted results above market expectations and forecast, maintaining its capital discipline and investment capacity.

For 2010 and the upcoming years, the combination of gradual global economy recovery and the positive outlook of domestic consumption in Brazil make an even more favorable scenario to CSN’s business.

Investments forecasted by CSN will benefit from this favorable moment, supporting the company´s decision of not stopping its implementation projects during the 2008/09 crisis, which entails value capture loss at the moment of recovery.

In addition to organic growth projects, the company remains alert to acquisition opportunities and strategic alliances in all segments in which it operates in Brazil and abroad, in order to speed up its expansion and value generation.

CSN has consistently presented sound financial results, and low indebtedness level. The comfortable current cash situation allows supporting organic growth portfolio, finance possible acquisitions and at the same time maintain a special policy of dividends distribution for its shareholders, being in a competitive and favorable position in relation to other groups of the sector.

3.1. Iron Ore

In iron ore, a growth in consumption and an upturn of imports by China, which overcame local production for the first time in 2009, are expected for 2010 and upcoming years.

The global outlook projects a substantial price increase for 2010. The current difference between “spot” market prices  and benchmark of around 90%, low inventories in China together with supply close to demand , with slightly tendency to shortage, confirm this trend.

In 2010, CSN will achieve an important landmark in its expansion in mining and will gain a pace of production of 40 million tonnes per year at its Casa de Pedra unit. For the upcoming years, expansion projects, already with high percentages of hiring, will raise production level to 50 million tonnes per year.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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In addition, Namisa also continues with its expansion leading to a sales level of 39 million tonnes per year, relying on projects of concentration and pelletizing in advanced stage of development.

To ensure the production outflow, the port will reach an 84 Mtpa shipment capacity, achieving a pace of 45 million tonnes per year still in 2010.

This combined increase of production and shipment benefits from a favorable window of opportunity to the overseas iron ore market.

At the same time, CSN continues its studies for the segregation of assets related to the iron ore business and correlated logistics, through the transfer to a new subsidiary, in order to capture the full value of mining business. Based on the studies´ results and on market conditions, the company will be able to carry out a public offering of shares or the combination of these businesses with third parties.

Considering the changes in the sales model and the iron ore pricing in the overseas market, CSN has been developing studies in the shipping area, in order to adjust in a competitive way to this new reality.

CSN has been continually studying exploration assets in order to add resources and funds to its portfolio, including operating units.

3.2. Steelmaking

Despite the slight recovery of global steelmaking production and a more positive outlook for Brazil, the scenario still demands caution and severity towards investment decisions. The idle capacity still is above the historical average levels, and the worldwide high values of capex, demand compatible incentive prices in order to make new projects feasible.

In this context, CSN assess many alternatives and growing arrangements of its industrial park of flat steel, with potential growth of its steel production, and that currently operates at a 5.2 Mtpa pace of rolling steel.

The company increased its interests in the automotive market and has projects under implementation that will allow its growth in segments of higher added value, to optimize results per produced tonne.

Also in the flat steel market, in 2010 and 2011, CSN will diversify its supply of greater added value products. Including the service center expansion directed at the automotive segment and the expansion of the pre painted line for home appliance and civil construction.

Continuing with the goal of diversifying and investing in the growth expectation of the civil construction in the domestic market, the CSN´s 500 Kta capacity plant of long steel, including iron bar and wire rods in its portfolio, is under advanced stage of construction works, estimated to enter into operation by the first quarter of 2011. In the long steel segment, the company studies the implementation of two new plants in Brazil, of 500 kta capacity each, in addition to a cold rolled unit in order to offer a more complete product portfolio to the market.

Additionally, CSN is attentive to new acquisition opportunities in the steelmaking industry, in several countries and segments, to expand its portfolio, scale and value generation.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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3.3. Cement

After successfully finishing the ramp-up of the new plant, it is estimated that in 2010 the unit operates at 1 million tonnes per year, and in 2012 it will reach sales of 2.4 million tonnes per year.

The product and brand have had excellent acceptance, overcoming the initial estimates considering it was a new entry.

With the conclusion of the clinker production project and the gradual increase in the use of own slag, the company will be able to significantly reduce cost, a crucial element in the cement business, and consequently its commercial competitiveness. Distribution centers and logistics optimization projects, currently under studies, should also contribute in this sense.

CSN studies alternatives for organic growth in order to fully take advantage of its crushing capacity (2.8 million tonnes per year) through the increase of clinker production. The goal is to produce approximately 4.0 million tonnes per year in Brazil as of 2013, to capture the strong growth expected in the market due to the World Cup and the Olympic Games, in addition to the strong pace of construction of new housing and commercial units, as well as infrastructure projects.

The company reassures its interest in growing in the sector and in obtaining a relevant share in both the Brazilian and global market, assessing its eventual acquisition opportunities.

3.4. Coal

In 2009 CSN acquired 16.1% of Riversdale Mining Limited (“Riversdale”), a mining company with shares listed in the Australian Stock Exchange, which has promising assets of coal exploration, especially in Africa.

The main goal of entering this sector is the search for its own supply of coal, which has progressive cost worldwide and is one of the most important items concerning  steelmaking costs.

3.5. Operational Excellence

Simultaneously to the growth effort, CSN has promoted and planned a series of cost reductions and increase in productivity projects, in order to improve even more its competiveness e profitability throughout all stages.

It is worth mentioning the excellence portfolio in steelmaking, with projects in the following areas: power generation, own production of coke and pellets, reduction and reutilization of waste, energy efficiency, among others. These projects have the potential to substantially and quickly reduce production costs, especially at Presidente Vargas Steelworks.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Executive Summary

•  Net income reached R$2.60 billion in 2009;

•  CSN is a highly capitalized company, with R$8.1 billion of available cash;

•  The gross sales volume of steel products grew by 58% in the 2nd half of 2009 in relation to the 1st half;

•  In a scenario of economic slowdown, gross sales of flat steel in the Brazilian market in 2009 were down by 26%, while CSN sales presented a 22% decrease;

•  Total sales volume of finished iron ore products (CSN+Namisa) have set a record of 22.4 million tonnes in 2009, 22% above the volume sold in 2008;

•  Total exports of CSN and Namisa´s finished iron ore products amounted to 21.8 million tonnes, a historical landmark, posting a 48% growth in relation to 2008;

•  In 2009 CSN launched a new cement factory, together with Presidente Vargas Steelworks in Volta Redonda, adding value to the slag generated in steel production. In 2009, 338 thousand tonnes were sold;

•  Overcoming the effects of the economic crisis, CSN shares posted, in 2009, profitability of 108% at Bovespa and of 168% at NYSE, much higher when compared to the 87% appreciation of the São Paulo Stock Exchange Index (IBOVESPA) and the 19% Dow Jones index appreciation.

			2009 X 2008
Consolidated Highlights	2008	2009	(Chg%)

Crude Steel Production (thousand t)	4,985	4,371	-12.3%
Steel Sales Volume (thousand t)	4,891	4,110	-16.0%
Domestic Market	4,158	3,243	-22.0%
Export Market	733	867	18.3%
Net Revenue per unit (R$/t)	2,163	1,921	-11.2%
Financial Data (RS MM)
Net Revenue	14,003	10,978	-21.6%
Gross Profit	6,979	4,190	-40.4%
EBITDA	6,546	3,606	-44.9%
EBITDA Margin	47%	33%	-14 p.p
Net Income (R$ MM)	5,774	2,599	-55%
Net Debt (R$ MM)	2,386	6,276	163%

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Economic and Steel Scenario

Brazil

The recovery of domestic activity is becoming consolidated, with recent figures pointing to an improvement in the confidence indicators and showing that industrial output is returning to pre-crisis levels. This upward trajectory in industrial production was led by the production of consumer durables, in turn increasing demand for steel products.

Installed capacity use, measured by the FGV’s NUCI index, stood at 84% in December 2009, 3.6 p.p. up year-on-year. Thanks to the reduction in idle industrial capacity due to the upturn in activity, investments also began to pick up. The ICEI index, which measures the confidence level of Brazilian industrialists, reached 113 points in December, its highest level since July 2008.

Control over inflation, reduced interest rates, improved earnings, lower unemployment, the increasing availability of credit and government measures to encourage consumption all helped fuel demand and re-establish economic growth in 2009.

Despite the optimism over jobs creation, the latest data from CAGED (the labor Ministry’s employment registry), show that 995,000 jobs were created in 2009, the lowest figure since 2003. In 2010, however, the Ministry expects to create 2 million new registered jobs.

On the liquidity front, individual and corporate loans continued to expand rapidly and already amount to 45% of GDP. In 2009, the total volume of credit in the financial system reached R$1.4 trillion, 14.9% up on 2008. Reduced interest on loan transactions encouraged the acquisition of property and durable goods.

Inflation remains on target. The IPCA consumer price index closed 2009 at 4.3%, 0.2p.p. below the target established by the Central Bank. Given market expectations of inflationary pressure in 2010, the Central Bank is expected to increase the SELIC base rate to prevent any inflation rate upward movement.

The main macroeconomic indicators are pointing to the return of economic growth in 2010, led by GDP and Industrial Production.

Macroeconomic Projections

	2010	2011
IPCA (%)	4.86	4.50
Commercial dollar (final) –R$	1.80	1.85
SELIC (final - %)	11.25	11.00
GDP (%)	5.50	4.50
Industrial Production(%)	8.41	4.95

                               Source: FOCUS BACEN                                 Base: February 19, 2010

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Sectors

Steel: Brazil’s steel industry closed 2009 with consistent signs of a recovery, with the figures indicating a very different scenario from the end of 2008, which was strongly impacted by the economic crisis.

Until the beginning of 2009, 6 of the 14 blast furnaces in Brazil were shut down due to reduced demand. However, both consumption and international prices recovered throughout the year. Currently only one blast furnace remains non-operational, and the prospects for 2010 are considerably brighter.

According to the IABr (Brazilian Steel Institute), 2009 production totaled 26.5 million tonnes of crude steel and 11.8 million tonnes of rolled flat steel, 21.4% and 17.3% down, respectively, on 2008. When comparing 3Q09 and 4Q09.

Annual domestic sales of rolled flat steel came to 9.0 million tonnes in 2009, 25.9% down on 2008. Flat steel exports totaled 2.5 million tonnes, 53.6% more than in 2008.

Also according to the IABr, domestic steel product consumption should grow by 23.3% in 2010 to 22.9 million tonnes, while exports are expected to move up by 23.4% to 11 million tonnes, accompanied by a 25.1% upturn in production to 33.2 million tonnes.

The prices of the main steel inputs are also expected to increase in 2010, especially coal and iron ore, in turn pushing up production costs in the main steel mills and benefiting the more integrated producers who have access to raw materials.

Segments

Automotive: The auto market closed 2009 with its third consecutive annual sales record. The total number of vehicles licensed during the year came to 3.1 million units, 11.4% up on 2008’s previous record figure. The size of the upturn surprised even the most optimistic analysts, given the crisis scenario that threatened the sector at the beginning of the year.

According to ANFAVEA (the Brazilian vehicle manufacturers’ association), annual vehicle production totaled 3.2 million units, just 1% less than in 2008.

According to ANFAVEA, 2010 will be the best year in the industry’s history, with expected growth of 9.3% in sales, corresponding to 3.4 million units. A total of R$16.2 billion in investments are forecasted for 2010.

Construction: According to SindusCon-SP (the São Paulo construction industry association), despite the difficulties faced along the year, the construction industry closed 2009 on a high note. Estimates indicate that the sector GDP increased by 1% over 2008. Also according to SindusCon-SP, in the construction sector GDP is expected to grow by 8.8% in 2010, fueled by the expansion of public and private investments. The Minha Casa Minha Vida housing program, the Growth Acceleration Program (PAC) and the infrastructure investments related to the World Cup and the Olympics will all have a positive impact on the sector.

Mortgage lending by the Caixa Econômica Federal came to more than R$45 billion in 2009, a new record and 27% more than the combined total in 2007 and 2008.

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Distribution: In 2009 the Distribution sector posted sales volume totaled 3,397 million tonnes, 8.6% down on 2008 due to the hefty downturn in demand in the first half of 2009.

According to INDA (the Brazilian steel distributors’ association), sales should increase by 15% in 2010, reaching 3.9 million tonnes, higher than 2008’s record figure, mainly driven by higher output of consumer durables and the recovery of the capital goods industry.

Home Appliances / OEM: Fueled by the tax breaks which began in April 2009 and ended in January 2010, the home appliance industry not only managed to resist the impact of the global economic crisis, but also succeeded in generating healthy numbers.  At the beginning of 2009, annual sales were expected to fall by 20%.

According to Eletros (the Brazilian home appliance manufacturers’ association), sales of stoves, refrigerators and washing machines moved up by 6%, 20% and 25%, respectively, during the period when the IPI (federal VAT) cuts were in effect.

The 2010 appliance outlook is also positive, thanks to the greater availability of credit, especially in the C and D income groups.

International

USA: U.S. GDP shrank by 2.5% in 2009, declining 0.5% in the final quarter, chiefly due to the tax and monetary incentives implemented along the year.

The OECD expects GDP to recover slowly in 2010, possibly achieving growth of 2.3%, held back by reduced availability of jobs, credit restrictions and the high level of family debt. The steel market should also stage a gradual recovery over the next two years. Crude steel production in 2009 totaled 58 million tonnes, 36% down on the previous year.

Distributors’ sales remained flat in the second half of 2009, but were still below normal pre-crisis levels. Thanks to the production cut-backs and efforts on the sales front, inventories in November 2009 fell for the 13th consecutive month.

The conditions are propitious for a slow recovery, which is already being reflected in capacity use, currently running at close to 65%.

Europe: The European economy underwent a severe recession in 2009 and will still be suffering from the effects of the crisis in 2010. According to Eurometal, of the 27 countries making up the European Union, only Poland recorded GDP growth in 2009. The bloc average GDP fell by 4.1% and is only expected to edge up by 0.7% in 2010.

In addition, some countries are facing serious difficulties with their public debt, notably Spain, Portugal, Ireland and, especially, Greece.

Industrial output has been recovering slowly, but still recorded a 5.7% year-on-year downturn in the first 11 months of 2009.

According to Worldsteel, annual EU steel production totaled 139 million tonnes, 30% less than in 2008, ratifying Eurometal’s estimate of a 33% reduction in apparent consumption of steel. In 2010 and 2011, apparent consumption is expected to increase by 12.5% and 7.6%, respectively, but still below 2007 levels.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Also according to Eurometal, the destocking process began in March. In December 2009,  inventories were equivalent to 68 days of sales, close to the historical average of 71 days recorded in 2008. In the short term, demand should recover mainly through the build-up of stocks.

Asia: China is still one of the chief drivers of the global economy. In 4Q09 alone, GDP increased by a hefty 10.7%, giving substantial annual growth of 8.7%. The performance of the Chinese economy has a strong influence on commodity prices, especially oil and iron ore. Recently, in an attempt to control inflationary pressure and property speculation, the government reduced financial system liquidity by raising compulsory deposit requirements and pushing up the banks’ prime lending rates.

Chinese industrial output is expected to record significant growth over the next two years, although not as much as before the crisis.

On the demand side, there should be a slowdown at the beginning of 2010, due to the normal winter seasonal effects, followed by a gradual recovery in the rest of the year, with Chinese distributors slowly building up their inventories.

Asian exports are still being affected by weak global demand and uncompetitive production costs, especially in a scenario of main raw material cost pressure.

All the Asian countries recorded a reduction in steel production in 2009, except China, whose output remained strong throughout the year, climbing by 14% over 2008 to 568 million tonnes, increasing its share of the global total to 47%.

Mining: According to IBRAM (the Brazilian Mining Institute), Brazilian iron ore production totaled approximately 300 million tonnes in 2009, 19% down on 2008. The 2010 outlook is brighter, however, and the Institute expects annual output of 380 million tonnes.

In 2009, Brazil exported 267 million tonnes of iron ore, 5% less than the previous year.

China, the biggest consumer of Brazilian ore, imported 628 million tonnes in 2009, 41% more than in 2008 and a new record. As a result, the share of imported ore climbed from around 60% to close to 70% in 2009, thanks to increased steel production, which moved up by 14% over 2008, and the better quality of the imported product in relation to the local one.

Low freight costs also improved the competitiveness of Brazilian ore over the Chinese product. The Brazil-Asia benchmark price averaged around US$51/t in 2009, while the February 2010 spot price was more than US$130/t.

Brazil and Australia were still China’s leading suppliers, accounting for more than 68% of the country’s iron ore imports, helped by the reduction in India’s relative share.

The Chinese government continues to invest in the mining sector, either through organic growth or through new projects.

Cement: Total cement sales came to 51.3 million tonnes in 2009, 0.8% down on the year before, although domestic sales recorded a modest 0.1% upturn. SNIC (the Brazilian cement manufacturers’ association) is projecting growth of around 6% for 2010.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Brazilian cement exports totaled 41,000 tonnes in 2009, a tiny percentage of total period sales, most of which went to the Mercosur countries.

Brazil’s cement industry current production capacity is 60 million tonnes per year and is operating at around 90% capacity.

Global cement consumption increased by around 6% in 2009, but excluding China, there has been a 6% decline instead. The country is currently consuming 1 billion tonnes per year, half the world total.

In the traditional markets, consumption fell by an average 20%, the worst affected being the USA, Russia and western Europe.

Thanks to this downturn, Brazil should become the world’s 4th biggest cement consumer in 2009, behind China, India and the USA.

Production

In 2009 as a whole, both crude and flat steel production was affected by the economic slowdown at the beginning of the year. Even with the second-half recovery, annual crude steel output reached 4,371 thousand tonnes, 12% down on the 4,985 thousand tonnes produced in 2008. Flat steel production in 2009 stood at 4,109 thousand tonnes, 9% less than the 4,520 thousand tonnes recorded in 2008.

Production (in thousand t)	2008	2009	Change 2009 x 2008
Crude Steel (P Vargas Mill)	4,985	4,371	-12%
Purchased Slabs from Third Parties	151	0	-
Total Crude Steel	5,136	4,371	-15%

Rolled Products * (UPV)	4,451	4,090	-8%
HR from Third Parties Consumption	69	19	-
Rolled Products * (UPV)	4,520	4,109	-9%

Production Costs (Parent Company)

2009 COSTS

2009 steel production costs totaled R$4.55 billion, R$860 million or 16%, down on the R$5.41 billion recorded in 2008, primarily due to reduced production in 2009. The main reductions were in variable costs, as follows:

Raw materials – reduction of R$845 million, due to lower consumption of virtually all raw materials:

-          Coal and coke: reduction of R$84 million and R$48 million, respectively;

-          Iron ore: decrease of R$55 million;

-          Metals: reduction of R$98 million due to reduced consumption and lower acquisition costs;

-          Third-party slabs and hot-rolled coils: decline of R$412 million, due to the strong reduction in the use of slabs and hot-rolled coils acquired from third-parties in 2009;

-          Scrap: reduction of R$36 million, as a result of lower consumption;

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-          Pellets: decrease of R$44 million, also due to lower consumption;

-          Other raw materials: reduction of R$68 million.

Labor: a slight reduction of R$4 million over 2008 costs.

General costs: decline of R$45 million in 2009, led by supplies and tools, basically due to the reduction in annual output.

Depreciation: increase of R$34 million in 2009, due to new asset incorporations.

Sales

Total Sales Volume

Flat steel sales volume totaled 4.1 million tonnes in 2009, 16% down on 2008.

Domestic Market

2009 domestic sales totaled 3.2 million tonnes, 22% less than in 2008, due to the slowdown in demand, especially in the first half of the year.

Exports

2009 exports amounted to 867,000 tonnes, 18% higher than in 2008, due to strong domestic demand in the same period of 2008, which the Company sought to meet, before the domestic market shrinkage in 1H09.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Prices

2009 net revenue per tonne averaged R$2,087, 5% down on 2008 due to the discounts granted during 1H09, partially offset by the better product mix. Average net export revenue per tonne in 2009 was impacted by higher sales of lower added-value items and the appreciation of the dollar against the Real throughout the year.

Mining

✓  PRODUCTION

In 2009, own production of finished iron ore products* totaled 22.6 million, 17.1 million of which from Casa de Pedra and 5.5 million tonnes from Namisa.

In 2009, third-party purchases totaled 8.9 million tonnes, 3.5 million of which from CSN.

✓  SALES

CSN’s sales of finished iron ore products*, excluding own consumption, totaled 22.4 million tonnes in 2009. Exports amounted to 21.8 million tonnes, accounting for 97% of total volume sold. And domestic sales of 0.6 million tonnes represent 3% of total amount. These figures include 100% of Namisa’s sales, which amounted to 15.4 million tonnes in 2009, 14.7 million of which were exported.

The Presidente Vargas Steelworks amounted to 6.4 million tonnes in 2009.

✓  INVENTORIES

Finished iron ore product* inventories closed 2009 at 7.4 million tonnes.

* Finished products: lump ore, sinter feed, concentrate, pellet feed and “hematitinha”.

Cement

The cement industry complements the steel industry to a large degree and supplies the construction and infrastructure industrial segments. In mid-2009, CSN began producing cement in its new plant in Volta Redonda, adjacent to the Presidente Vargas Steelworks, adding value to the slag generated during steel production. The main advantages of this project lie in the existing logistics structure and its self-sufficiency in regard to the main production chain raw materials. In addition to the slag from CSN’s own blast furnaces, clinker, currently acquired from third parties, will shortly be produced by the Company’s Arcos mine, in Minas Gerais. Being able to rely on its own logistics framework, including rail and distribution networks, is fundamental for cement sales.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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In 2009, CSN produced and sold 338 thousand tonnes of cement, with an installed crushing capacity of 2.8 million tonnes.

In addition to expanding its own plant, whose operations will be concentrated in the Southeast of the country, CSN plans to increase its share of the segment, both in Brazil and in other emerging countries, aiming to diversify its products and markets and help reduce risk and adding value for its shareholders.

In this sense, in December 2009 CSN announced the preliminary terms of a takeover bid for the acquisition of shares representing the capital stock of CIMPOR – Cimentos de Portugal, SGPS, S.A. The offering was formalized in January 2010, when CSN Cement S. à r.l., a wholly-owned indirect CSN subsidiary, proposed the acquisition of 100% of CIMPOR for €5.75 per share. The conclusion of the transaction depended on CSN Cement’s acquisition of shares representing 50% plus one share of CIMPOR’s capital.

The offering was revised on February 12, 2010, with a new price of €6.18 per share, and was dependent on CSN Cement’s acquisition of shares representing one third plus one share of CIMPOR’s capital.

The offering ended on February 22, 2010, without CSN Cement managing to acquire one third of CIMPOR’s capital.

Net Revenue

In 2009, net revenue came to R$10.98 billion, lower than in 2008 primarily due to shrinking demand and lower prices in 1H09.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Selling, General and Administrative Expenses

SG&A expenses totaled R$1.34 billion in 2009, 9% down on the year before, chiefly due to higher distribution costs and increased efforts on the sales front throughout 2009.

Other Revenue and Expenses

In 2009, CSN recorded a positive R$722 million in the “Other Revenue and Expenses” line, versus a positive R$3.9 billion in 2008. The R$3.2 billion reduction was chiefly due to a non-recurring gain of R$4.04 billion in 2008 resulting from the percentage variation in equity income in the sale of Namisa. In 2009, a non-recurring gain of R$835 million in 3Q09 was recorded, resulting from the reverse merger of Big Jump Energy Participações S.A. by Namisa.

EBITDA

The 2009 EBITDA margin came to 33%, less than the 47% margin recorded in 2008, due to the strong reduction in demand in 1H09.

 In 2009, EBITDA reached R$3.6 billion, 45% down on 2008.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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	CONSOLIDATED		PARENT COMPANY
	Full Year	Full Year	Full Year	Full Year
EBITDA	2008	2009	2008	2009
Net Income for the Year	5,774,149	2,598,665	5,774,131	2,568,577
(-) Net Financial Result	2,780,730	251,377	1,582,232	681,890
(-) Social Contribution	221,790	177,451	229,196	35,901
(-) Income Tax	733,009	513,607	626,143	139,842
(-) Depreciation and Amortization	840,303	787,249	652,670	573,530
(-) Interest held in Subsidiaries	97,212	0	60,738	(450,749)
(-) Other net Revenues (Expenses) *	(3,901,306)	(722,148)	(4,049,430)	(728,260)
EBITDA	6,545,887	3,606,201	4,875,681	2,820,731

(*)According to Provisional Measure 449/08, other operating and non-operating income (expenses) are classified as “other net income (expenses)”, both of them excluded for the calculation of EDITDA. Other operating income (expenses) are excluded since they do not represent an effective cash disbursement.

CSN´s EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization, and other revenues and expenses. EBITDA should not be regarded as an alternative to net income (loss) as an indicator of CSN’s operating performance or as an alternative to cash flow as a liquidity indicator. Although CSN’s management considers EBITDA to be a practical means of measuring operating performance and allowing comparisons with other companies, it is not recognized by Brazilian Accounting Principles (Brazilian Corporate Law or BR GAAP) or US Accounting Principles (US GAAP) and other companies may define and calculate it differently.

Financial Result and Net Debt

The 2009 net financial result was negative by R$251 million, primarily as a result of the following factors:

•  Provisions for interest on loans and financing totaling R$1,236 million;

•  The monetary restatement of tax provisions amounting to R$280 million;

These negative effects were partially offset by:

•  A gain of R$902 million from monetary and foreign exchange variations including the result of derivative operations;

•  Returns of R$276 million on financial investments;

•  Other financial revenues of R$87 million.

On December 30, 2009, the consolidated net debt totaled R$6.3 billion, R$3.9 billion more than the R$2.4 billion recorded on December 31, 2008, essentially due to the following factors:

•  EBITDA of R$3.6 billion;

•  Capex of R$1.9 billion;

•  Payment of R$2.1 billion in dividends and interest on equity;

•  R$1.2 billion effect related to the cost of debt booked in the income statement;

•  Cash disbursement of R$0.8 billion for the settlement of the equity swap and the repurchase of the corresponding ADRs;

•  The financial settlement of FX and interest swaps  totaling R$0.3 billion;

•  A R$0.7 billion increase in judicial deposits;

•  Income tax and social contribution of R$0.3 billion.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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The net debt/EBITDA ratio stood at 1.74x, based on 2009 EBITDA of R$3.6 billion. In addition to the increase in net debt, the ratio was also affected by the decline in 2009 EBITDA.

Income Taxes

Income tax and social contribution totaled R$691 million in 2009, R$264 million down on 2008, due to lower taxable income.

Tax Repayment Program (REFIS)

On November 26, 2009, CSN and its subsidiaries adhered to the Tax Repayment Program (REFIS) introduced by Law 11,941/09 and Executive Order 470/09, in order to settle their tax and social security liabilities through a special settlement and installment payment system.

Management’s decision took into account superior court verdicts, as well as the opinion of its external legal counsel regarding the possible success of its pending lawsuits.

The amount of the debits offset by IPI (federal VAT) tax premium credits, the migration from regular payment in installments, and sundry debits, exceeded R$5.0 billion, including interest and related charges.

Adherence to the special tax programs reduced the amount previously due in fines, interest and legal charges, generating a positive impact on the Company’s pre-tax income of R$507 million.

The new amount of the debits following the reductions stipulated by the tax program of Law 11,941/09 was offset by the judicial deposits related to the lawsuits in question. These debits are still subject to ratification by the respective authorities. The remaining balance due under Law 11,941/09 will be settled in 180 installments as of the consolidation of the debits by the authorities.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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The debits due under Executive Order 470/09 are being settled in 12 installments beginning in November 2009.

Net Income

2009 net income came to R$2.60 billion, less than the R$3.17 billion reported in 2008, essentially due to:

•  A non-recurring gain of R$4.04 billion in 2008 resulting from the percentage variation in equity income  in the sale of 40% of Namisa;

•  The R$2.79 billion reduction in gross profit due to the impact of the economic crisis, especially in 1H09.

These factors were partially offset by:

•   A non-recurring gain of R$0.84 billion in 2009 from the reverse merger of Big Jump by Namisa;

•   The R$2.53 billion improvement in the 2009 net financial result over 2008.

Capex

CSN invested R$1.9 billion in 2009, R$1.2 billion of which went to the parent company, mostly in the following projects:

✓  Expansion of the Casa de Pedra mine: R$426 million;

✓  Maintenance and repairs: R$326 million;

✓  Technological improvements: R$162 million;

✓  Expansion of the Port of Itaguaí: R$47 million;

✓  Works plan: R$40 million.

Investments in the subsidiaries accounted for the remaining R$696 million, distributed as follows:

✓  CSN Long Steel: R$183 million;

✓  CSN Cement: R$163 million;

✓  Transnordestina Logística: R$141 million;

✓  MRS Logística: R$125 million;

✓  NAMISA: R$40 million.

Working Capital

Working capital closed December 2009 at R$2.2 billion, 8% up on the end-of-2008 figure. The R$1.1 billion decline in liabilities was mainly due to the R$1.4 billion decrease in the “Suppliers” line, thanks to the increase in cash payments for raw materials, partially offset by the R$334 million upturn in provisions for “Taxes Payable”. Assets fell by R$896 million, primarily due to the R$943 million reduction in “Inventories”.

The average supplier payment period narrowed by 72 days, from 98 days, in December 2008, to 26 in December 2009.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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In the same period, the average receivables period widened by 8 days, from 22 to 30 days.

The inventory turnover period averaged 130 days, 46 days down on December 2008.

			R$ MM
WORKING CAPITAL	Dec/08	Dec/09	Change 2009
Assets	4,726	3,830	(896)

Accounts Receivable	1,086	1,186	100
- Domestic Market	1,333	1,191	(142)
- Export Market	(1)	362	363
- Allowance for Debtful	(246)	(347)	(101)
- Credits from clients	-	(20)	(20)
Inventory	3,402	2,459	(943)
Advances to Suppliers	221	130	(91)
Advances to Taxes	17	55	38

Liabilities	2,696	1,643	(1,053)

Suppliers	1,939	504	(1,435)
Salaries and Social Contribution	118	134	16
Taxes Payable	585	919	334
Advances from Clients	54	86	32

Working Capital	2,030	2,187	157

TURN OVER RATIO Average Periods	Dec/08	Dec/09	Change 2009
Receivables	22	30	8
Supplier Payment	98	26	(72)
Inventory Turnover	176	130	(46)

Capital Markets

Share Performance

CSN’s shares appreciated by 108% in 2009, more than 20 p.p. higher than the IBOVESPA’s 87% upturn in the period.

On the NYSE, CSN’s ADRs did even better, climbing by an expressive 168%, versus just 19% for the Dow Jones.

The Company’s shares closed the year among the ten most traded on the IBOVESPA and among the 10 most-traded Latin American ADR´s on the NYSE.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	2008	2009
N# of shares	793,403,838	755,179,610

Market Capitalization
Closing price (R$/share)	29.00	56.00
Closing price (US$/share)	12.81	31.93
Market Capitalization (R$ million)	22,001	40,823
Market Capitalization (US$ million)	9,719	23,276

Total return including dividends and interest on equity
CSNA3 (%)	-43%	108%
SID (%)	-56%	168%
Ibovespa	-41%	87%
Dow Jones	-34%	19%

Volume
Average daily (thousand shares)	2,881	2,465
Average daily (R$ Thousand)	147,051	110,860
Average daily (thousand ADRs)	4,610	3,607
Average daily (US$ Thousand)	135,562	83,492

Source: Economática

Shareholder Payments

In a meeting held on February 25, 2010, CSN’s Board of Directors approved the allocation of 2009 net income. The proposal, to be submitted to the approval of the Annual Shareholders’ Meeting, includes the following payments to the Company’s shareholders:

•         Interest on equity of R$320 million on net income in the balance sheet of June 30, 2009, as an advance on the minimum mandatory dividends for 2009, approved by the Board of Directors’ Meeting of December 17, 2009. Of this total, R$250 million was paid to shareholders as of December 29, 2009, and the remaining R$70 million will be paid in 2010 on a date to be decided by the Board of Directors. Shareholders registered as such with the depositary institution on December 17, 2009, will be entitled to receive the payment.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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•         Dividends of R$1,500 million, declared in 2009.

As a result, shareholder payments related to fiscal year 2009 totaled R$1,820 million.

4          CORPORATE GOVERNANCE

Investor Relations

Throughout 2009, CSN sought the expansion of its communication channel with the market, aiming at improving investors’ perception on the Company’s grounds. In 2009 CSN had important achievements:

ACHIEVEMENTS:

•  Increased its participation in both domestic and international events, conferences and meetings with the financial market, with more than 270 participations, 59% more than in the previous year;

•  Diversification of the operating markets performing a Non Deal Roadshow in Tokyo, Hong Kong and Singapore;

•  Developing activities directed to individual investors; 4th consecutive year it takes part in Expomoney São Paulo;

•  Closer relationship with sell-side analysts, visits to the facilities of the Casa de Pedra mine, Itaguaí Port and Presidente Vargas Steelworks in Volta Redonda – providing higher visibility for its operations, strategies and investments;

CSN SHARES - BOVESPA & NYSE

•  All of CSN shares are common shares, that is, each share has a voting right at the Company’s Shareholders’ Meetings;

•  Over 43% of CSN shares are traded on Stock Exchanges, mainly BOVESPA and NYSE.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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The CSN Ownership Structure as of December 31, 2009

By the end of 2009, CSN was ranked 8th in BOVESPA's theoretical portfolio

Sarbanes-Oxley Act

The Company is in the final phase of Certification for internal controls related to the 2009 Consolidated Financial Statements (CSN and its subsidiaries), in compliance with Section 404 of the Sarbanes-Oxley Act (SOx).

In 2009, tests were carried out to evaluate the effectiveness of the internal controls of CSN, CSN Export, CSN Madeira (former Jaycee), Prada and GalvaSud, which are companies considered significant for Sox’s Certification; the evaluations of these companies began in August 2009. The managers of each process (process owners) were responsible for testing and monitoring existing points at the Company.

It is important to emphasize that the Accounting Closing Processes, Financial and Entity Level are corporative and consider all CSN companies, except for NAMISA, which has its own structure for the execution of such processes/activities.

Code of Ethics

CSN has employed a Code of Ethics since 1998. This Code is periodically revised and updated. New versions are delivered to members of staff in corporate integration trainings, where the changes can be discussed and any possible queries clarified.

The CSN Code of Ethics details the standards of personal and professional conduct expected of its employees in their relations with other employees, clients, shareholders, suppliers, communities, competitors and with the environment, and also contains a declaration of our corporate conduct and commitments. Its guidelines are open to the public and can be found at the CSN website: www.csn.com.br.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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One of the aspects that have always been dealt with in the Code of Ethics since its creation is the guidance on trading of the Company’s shares.

Disclosure of Material Acts and Facts

CSN has a Disclosure Policy of Material Act or Fact, which determines that all such disclosures must contain information that is accurate, consistent, appropriate, transparent and within the proper deadlines, in accordance with the CVM Rule 358 of January 3, 2002, and Section 409 of Sarbanes-Oxley Act – Real Time Issuer Disclosure.

All material acts or facts are disclosed to the markets in which the Company’s shares are listed, currently on the Brazilian stock exchange (BOVESPA) and on the North American stock exchange (NYSE).

Management

CSN is controlled by Vicunha Siderurgia S.A., who holds nearly 46% of the Company’s total capital. The management is incumbent upon the Board of Directors and the Board of Executive Officers.

Annual General Meeting

In compliance with the prevailing legislation, the General Shareholders’ Meeting, the Company’s governing body, meets once a year, to discuss, among other matters, on the Board members’ elections, the presentation of the management accounts, the financial statements, the distribution of the year’s net income and the payment of dividends. Annual General Meeting shall be held whenever necessary to resolve on matters that are not of its ordinary competence.

Board of Directors

The Board of Directors currently comprised of seven members, five of them independent, meets ordinarily on the dates set forth in the annual schedule of corporate events and extraordinarily whenever it is necessary. Board members’ serve a 1-year term with reelection allowed.

The Board of Directors’ role is to define and monitor the Company’s policies and strategies, monitor the Board of Executive Officers’ actions, and decide on material matters for the CSN businesses and operations. It is also responsible for the Board of Executive Officers’ election and, if necessary, it can create special advisory committees to help with its activities.

Board of Executive Officers

The Board of Executive Officers is responsible for the CSN management and the general operation of its business, in accordance with the policies and strategies defined by the Board of Directors. The Board of Executive Officers currently comprises 5 executive officers whose one is the Chief Executive Officer. The Board of Executive Officers meets periodically and each executive officer is in charge of specific operations, fundamental processes and/or business at the Company. Executive officers serve a 2-year term with reelection allowed.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Audit Committee

The Audit Committee has the autonomy to take decisions related to the provisions of Sections 301 and 407 of the Sarbanes-Oxley Act. Some of its main responsibilities are to review, consider and recommend to the Board of Directors the appointment, remuneration and hiring of the external auditor, as well as to supervise the internal and external audits. Regarding  the policies for the engagement of the services of external auditors, some procedures are adopted in order to ensure that there is no conflict of interest, dependence or loss of objectivity of the auditor in his relationship with CSN.

Internal Audit

CSN employs the services of an independent Internal Audit, as determined in the Bylaws. Using generally accepted auditing principles, it examines, analyzes, assesses and corroborates the internal controls of all the CSN Companies in order to assess their effectiveness, appropriateness and integrity, as well as their cost-effectiveness. The work of the Internal Audit is defined according to the Risk Matrix and approved by the Audit Committee, which also monitors its results.

Independent Auditors

In 2009, CSN and its subsidiaries’ independent auditors – KPMG Auditores Independentes – were engaged to perform services in addition to those related to the examination of the financial statements.

Both the Company and its independent auditors understand that these services, essentially comprising due diligence works, appraisal report, training and technical support and reviews of the filling out of income tax declarations, do not affect the auditors’ independence. The additional services engaged, do not exceed 5% of the total external auditing fees.

Services provided by the independent auditors, in addition to the examination of the financial statements, are previously submitted to the Audit Committee in order to ensure that they do not involve a conflict of interest or jeopardize the auditors’ independence or objectivity.

In accordance with CVM Rule 480/09, in the minutes of a meeting held on February 24, 2010, the Board of Executive Officers states it discussed, reviewed, and agreed with the opinions expressed in the independent auditor´s report and with the financial statements related to fiscal year ended on December 31, 2009.

5          RISK MANAGEMENT

CSN operates in a globalized and increasingly complex market. Therefore, it is exposed to several risks that might affect its performance and, consequently, its strategies. In order to improve the monitoring of the risks inherent to this exposure, the Company has a Corporate Risks area, which is composed of skilled professionals.

The objective of the CSN Corporate Risks Area is to identify, measure and monitor Corporate Governance risks and levels, ensuring compliance with the Sarbanes-Oxley Act (sections 302 and 404), in addition to keeping the Company’s Management and its shareholders informed on the risks inherent to the business processes.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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The Company works in the risk management in order to minimize the impact on its businesses, considering, among others, economic, financial, tax and regulatory aspects in Brazil and abroad.

The CSN internal controls, responsible for risks mitigation, are performed by the operating areas and monitored by the Corporate Risks area, Internal Audit - linked to the Company’s Board of Directors - and by the External Independent Auditors.

The risks described below are known by the Company and can currently adversely affect the Company’s business.

Market Risks

Steelmaking is normally very cyclic due to supply and demand oscillations, mainly caused by macroeconomic fluctuations worldwide. Significant drops for steel demand in markets served by the Company, either domestically or abroad, can impact its operations which follow the same trends that govern the automotive, civil construction, home appliance and packaging sectors.

However, the Company usually overcomes these cycles without suffering great impacts in its business, since it has cost and production competitive advantage for operating in an integrated manner, i.e. comprising the activities, among others, of mining, railroad, ports and energy.

Raw Material Supply Risks

The Company has a fully integrated operation and is self-sufficient in iron ore production. The only inputs acquired from third parties (foreign market) are coal (100%) and coke (approximately  25% of the consumption), besides zinc and aluminum, which are acquired domestically.

The Company’s operation is seen as integrated for it uses funds from the group’s companies, such as CSN - Casa de Pedra, NAMISA, Arcos and ERSA (mining), MRS and Transnordestina Logística (railroad), CSN Energy (energy) and Sepetiba Tecon (port operations).

Additionally, , the Company strives to diversify the origin of imported inputs (coal and coke) in order to protect itself from eventual abusive pricing practices by its suppliers.

Competition Risks

For a few years now, the world’s steel industry has been under intense transformation, marked by mergers and acquisitions in order to increase competitiveness through cost reduction. Brazil is not immune to that.

CSN tries to be closer to its customers, offering them more value added products, specific to their needs regarding quality, service and delivery terms. In order to efficiently serve domestic and international markets, the Company acquired interest in two mills - CSN LLC, in the USA and Lusosider, in Portugal. The presence in North America and Europe guarantees the expansion and the closeness to foreign customers in the long-term.

Foreign Exchange Risks

Since it operates and raises funds abroad, part of the Company’s revenues (export) and expenses (input import – coal and coke – and equipment) is in foreign currency.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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As a result, the Company is subject to exchange rate and interest rate variations and it manages fluctuation risks of the amounts in Reais that will be necessary to repay its foreign currency liabilities, using different financial instruments, including cash invested in dollars and derivatives (derivative contracts without financial leverage, as an example of call and put options), mainly swaps and futures contracts.

Environmental Risks

Steelmakers generate jobs and products that stimulate the Brazilian economy, but also produce waste and wastewater that might harm the environment. That is why these companies must respect a series of requirements provided for by the Brazilian environmental law, aiming at controlling atmospheric emissions, wastewater and the handling and destination of solid waste to protect human and environmental health.

CSN not only respects the legal requirements, but also adopts a preventive and pro-active posture regarding environmental matters, trying to anticipate eventual risks and/or problems.

Legal Risks

CSN has lawsuits that refer to civil, labor and environmental claims, in addition to collection of federal, state and municipal taxes and contributions. Regarding these lawsuits, the Company had, at the end of 2009, nearly R$ 3.1 billion provided and R$ 1.5 billion in judicial deposits, but there is no certainty with respect to favorable decisions in these lawsuits because they may end up being deemed as groundless.

The Company also tries to mitigate its legal risks through preventive advisory procedures, monitoring of legislation, participation in public consultations that refer to preparing and enhancing rules that impact its activities, and presence in trade unions and entities that represent the businesses.

Insurance Risks

Aiming at the proper mitigation of risks and regarding the nature of its operations, the Company and its subsidiaries hire several different types of insurance policies. The policies are hired in accordance with the Risk Management policy and are similar to insurance contracted by other companies of the same segment as CSN and its Subsidiaries. The policy coverage include: National Transportation, International Transportation, Civil Liability of Transport Companies, Import, Export, Life and Personal Accident insurance, Health, Vehicle Fleet, D&O (Civil Liability Insurance for the Management),General Civil Liability, Engineering Risks, Sundry Risks, Export Credit, Guarantee Insurance and Port Operators Civil Liability.

The Company also renewed the insurance for Property Damage and Loss of Profit for its Units and Subsidiaries with the following exceptions: for Presidente Vargas Steelworks – UPV, Casa de Pedra, Arcos Mining, CSN Paraná, Tecar Coal Terminal (has Property Damage insurance), which are currently under negotiations with reinsurance companies in Brazil and abroad to obtain place and pay these other policies.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Credit Risks

The exposure to credit risk with financial instruments is managed by limiting the counterparts that deal with derivative instruments to large financial institutions with respected credit quality. Thus, the management believes that the counterparts’ risk of failure to comply with the agreement is insignificant.

6          INNOVATION

One of the CSN initiatives to increase its share in the markets in which the Company operates is to meet markets’ new needs in a creative way in order to provide them with products and services of the highest quality. It therefore makes a point of investing in innovative projects to consolidate the growth and the company´s market share.

Research and Development

CSN has, as Brazil’s leading producer of high value-added coated flat steel products, continuously invested in improving its products, processes and services. The main highlight in the Company's activities is the solid performance in the development of new projects and applications, which meet the current and future market needs. An innovative and pioneer project is the development of pre-painted steel for Metal-Organic Fuel Tanks used in automobiles, replacing the use of plastic tanks. The demand for these tanks already exceeds 475 thousand tanks per year. The project was designed with a new base steel and with the use of finishing in “state-of- the-art” continuous Line of Painting in the facilities of CSN/PR Araucária, being more conformable, weldable and more resistant to corrosion.

Another developed project, which has been well accepted in the market is the “CSN Extra Fino®” cold rolled steel for new uses in home appliance products and in steel furniture in response to a global trend.

In the packaging segment, CSN invested in the consolidation and assembly of an Innovation Center, which allows greater proximity to clients and bottlers presenting new proposals, concepts and designs, in expanded packages with attractive and innovative shapes. Only in this segment were filed 19 new patents at INPI in 2009. With some of these innovations CSN was awarded at the Innovation Day promoted by Nestlé.

In the auto segment the development of the Dual Phase steel is highlighted. One of its main features is to contribute to a weight reduction in vehicles, which allows industries to manufacture lighter and safer vehicles with reduced carbon emissions. The project enables CSN to supply a new product of high mechanical resistance and with great use potential. In addition to the Dual Phase steel, new types of high resistance steel were developed such as Bake Hardening, rephosphorated and microlinked steel, as well as new types of steel with high conformability, for exposed parts, such as Super Ultra Low Carbon Steel stabilized to Titanium.

In 2009, R$40 million were invested in Research and Development. CSN, as a cutting-edge Company, is fully committed to seeking technological innovation, to improving continuously and systematically its production procedures and to launching products that are attractive to the market.

The company is also fully committed to the technological development of the mining segment, investing in studies and in the use of new mineral processing technologies aiming at the improvement of its products’ quality and the use of the wrought iron through increase of processes’  mass recovery. Simultaneously, part of these new technologies makes projects feasible for the benefit of current wastes of the processing plant at Casa de Pedra, transforming part of them into a pellet feed fines product. A third line of research consolidated over the last years is the presentation of the feasibility for the projects of processing plants for the production of pellet feed fines from the poor itabirites available at the Casa de Pedra Mine , where a large part of them was up to now considered to be sterile inside a mineralized body.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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7          PEOPLE

After intensifying its efforts in terms of aligning more and more its People Management Model with the maximization culture of value generation, CSN, in 2009, emphasized its employees’ development and the training, in order to sustain expansion projects in each of its segments.

Policies and their respective management are compatible with the competitive environment, strongly performance and leadership driven, being supported by learning and dissemination of knowledge concepts.

CSN and Subsidiaries closed 2009 with 16,974 employees, an 8.6% increase compared to the 15,629 employees registered in the previous year.

Internal Communication

CSN has several communication channels with its employees. The CSN intranet gathers information on the company and its practices, with free consultation to the code of ethics, to the organization’s manual and to the safe behavior manual, among others.

Corporate and sector newsletters are disclosed through e-mail, filed in the Intranet and are hung on the units’ boards. The employees are also updated on the Company’s projects by means of a quarterly newspaper, with a publication of 20 thousand copies, and of internal campaigns promoted on billboards and banners at the units.

In 2009, CSN reformulated the newspaper with a new name, graphic project and is now  published every two months.

Aligned to good practices of corporate communication, CSN makes available specific e-mail addresses of several departments of the company, such as: communication, press agency services, internal auditing and ethics committee, and discloses a toll-free phone number for bad demeanor denouncements.

Training and development

CSN invests in attraction and talent retention, professional development and qualification projects in order to contribute to the growth of the organization and its people.

In addition, in 2009, the Company has granted 252 partial university scholarships as a means of furthering the professional and personal development of its staff.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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The internship program is directed at 500 students coming from graduate and technical courses from different areas, and it seeks the integration of youngsters into the corporate environment.

The Trainees that had taken part of the Program in 2008 also took part of development actions, in 2009. The purpose is to improve their skills so that they can, in the short term, hold senior positions in the Company, and therefore meet the demand for professionals of the several areas of the business.

Regarding the qualification and retention of new talents, the Company made available 13 MBA positions in renowned institutions, to which professionals from the 2006 Trainee Program were appointed. This action was totally sponsored by CSN.

The Capacitar Program aims at investing in occupational training of youngster professionals aged between 18 and 24 years, who have completed high school, qualifying them to enter the labor market, in the area of Mining and Steelmaking. The Program had the participation of 461 youngsters.

The Aprendizagem Program aims to qualify and incorporate to the youngster´s education, skills that will benefit their studies, broadening the perspective of insertion and continuance of the apprentice in the labor market, in addition to offering professional training courses organized in partnership with SENAI. In 2009, it had the participation of 169 young apprentices.

In 2009, the Desenvolvimento Program started and was focused on Supervisors and Coordinators, aiming at strengthening CSN’s culture, aligning knowledge and creating synergy among the managers of the Group, in order to build a sustainable leadership, based on the overview and values of the organization.

Management of Competences

CSN develops actions to monitor the level of competences of its employees. Competences are a set of knowledge, skills and attitudes shown by the employee, focusing on the present.

In 2009, a review of the evaluation model per competences was carried out, aligning it to CSN’s strategic goals, in addition to seek essential high performance characteristics for the senior and executive level.

Ten new competences were defined, divided into the following categories: Core (“Essential Competences”), Sustainability and Negócios (Portuguese for Business). This instrument will support the identification of talents in the organization, giving background to the decision-making processes in relation to resources, as well as training actions and development.

The Rumo Certo Program – evaluation of competences for the operational level – which started in 2008 in Volta Redonda unit, was also extended to the Prada Distribution unit in 2009 and will soon be implemented in all units.

Profit sharing

The Profit Sharing Program seeks to guarantee the continuous improvement of the Company’s results and increase in the generation of value to shareholders by the emphasis given to the performance management in the performance of the strategy.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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Managers and employees are assessed by the Company’s result indexes, at their business unit, regarding the specific and behavioral performance, always in line with strategic maps and the GVA®.

This balance between the results enables that the variable compensation to be based on the effective contribution of each area when carrying out strategic goals defined by the company, ensuring this way that the best performances are rewarded.

Work safety

CSN promotes strong initiatives to the benefit of work safety, ensuring a safe and healthy environment. Work safety is a priority for CSN, which considers it as a priceless value.  The areas have as a management guideline not to operate in case there is any risk to the employee. The prerogative is the following “if something cannot be done in perfect safety, don´t do it!” CSN sees the employees as the main value generator for the Company, having as a priority to educate them, so that they learn how to take care of themselves, of others and of the assets of the Company, with safe behaviors and actions.

The CSN Occupational Health and Safety Management System is part of the productive process and is key for the total quality program, which addresses work safety as a priority and whose objective is guaranteeing the safety and health of the CSN employees, self-employed employees and contactors’ employees. CSN adopts the following procedures to support the safety process:  Daily Visits to the Work Station, Standardization, Total Quality Program focused on 5 SENSUS-5S: selection, cleanliness, ordering, hygiene and self-discipline, Report and Treatment of Irregularities, workforce Certification, Operating Work Diagnosis, Critical Analysis of the Process, Safe Behavior Manual, Behavioral Audit Program – Stop and Observe, Procedures to adjust the use conditions of the work space, Risk Analysis and Audits. These activities are monitored by the following committees: Central (production executive board and general management areas), Tactical (general management areas and management areas) and Operating (management and supervision areas).

Among the several actions considered in our system, we highlight the following:

1 –Safety Training Center, to reduce the number of accidents caused by failures in the perception of risks, through practical simulations to raise the employees’ awareness in the performance of their activities in a safe way.

 2- Safe Behavior in Traffic – the objective of this program is to raise the employees’ awareness regarding traffic safety while commuting.

3 – Implementation of a quarterly audit project based on the SUMITOMO reference – aiming to promote change and to ensure that people adapt to the organizational environment, based on cleanness, hygiene, and discipline, basic factors for the promotion of self discipline.

The CSN frequency rate of accidents with personnel was reduced by 21.31%; the severity of the accidents was reduced by 78.40%.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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8          SOCIAL RESPONSIBILITY

Corporate  Social Responsibility

CSN develops important socially responsible policies in the communities it operates. These projects, currently concentrated at CSN Foundation, strengthen the bonds with the community and show the Company’s commitment to the local development. Between 2006 and 2009  more than R$ 67 million was invested in projects of this nature. In 2009 investments totaled R$14 million. The initiatives comprise the following areas: education, health, culture and sports.  These actions were always performed in partnerships with strictly selected institutions.

Beyond initiatives, proposed and executed directly by the CSN Foundation, CSN sponsored cultural and social assistance projects by means of fiscal incentives for outstanding projects and institutions, among which: Philharmonic Orchestra of Israel; Circuito Indústria Cultural of SESI  Minas Gerais, book of Human Rights: Brazilian Images; TV Cultura, among others. CSN also sponsored, cinematographic productions that enhance cultural and social values of Brazilian society, such as: the movie “Contador de Histórias”, “Garapa”, “Abaixo a ditadura ou os melhores anos da nossa vida”, “De corpo Inteiro” and “Tropa de Elite II”.

In the Social Assistance area, CSN supported several projects from institutions enrolled on Municipal Boards of Child and Adolescent Rights in the states of São Paulo, Minas Gerais, Rio de Janeiro, Mato Grosso do Sul and Acre.  These projects focus on children and youngsters under social vulnerability. Among the entities supported, we can highlight: Associação de Assistência à Criança aos Adolescentes Cardíacos e aos Transplantados do Coração - ACTD; Grupo de Apoio ao Adolescente e à Criança com Câncer - GRAAC; Casa Taiguara and Projeto Caminhada e Corrida contra o Câncer, in benefit of the Cancer Hospital of the City of Barretos. In Acre, the Project has benefited poorly nourished children distributing farinha mútlipla (a nutritional supplement).

The main social programs directly carried out by the CSN Foundation with the Company’s financial support and that benefited more than 115 thousand people in 2009, are described as follows:

Vocational training

Escola Técnica Pandiá Calógeras (ETPC), in Volta Redonda (RJ), prepares professionals for the marketplace and for university entrance examination (Vestibular). The Company has already helped several youngsters enter universities.

In 2009, 1,072 youngsters were enrolled and ETPC offered 273 full scholarships and 116 partial scholarships of 50% and 33 partial scholarships of 60% .

Centro de Educação Tecnológica General Edmundo Macedo Soares e Silva (CET) is an important institution in the city of Congonhas (MG). For over 47 years, it has been contributing to students’ technical graduation and qualification, offering qualified professionals to the companies of the Alto Paraopeba region.

In 2009, 730 students were enrolled and CET offered 55 full scholarships and 20 partial scholarships for regular courses, 24 full scholarships for qualification courses. It still carried out a course named Curso Capacitar, in partnership with CSN, and Mining Operator, with 15 full scholarships.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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The Hotel-Escola Bela Vista Project offers hotel service qualification for 18 and 25-year-old youngsters under social risk, at in the southern region of Rio de Janeiro State. The course comprises the following modules: governance, reception, kitchen, events, preventive maintenance, careers office, waiter/waitress, hygiene and food handling, entrepreneurship, information technology, customer service and hands-on workshops.

Each semester, 80 youngsters are selected through a public announcement to take part in the project. It is worth stressing that the region has a great demand for qualified labor to work at hotels, thus when the youngsters finish the Hotel Escola, they are hired by hotels, restaurants, hospitals and companies that promote events in the region.

Social and Cultural Projects

Garoto Cidadão Project

The objective of this project is to stimulate the social, educational and emotional development of the participants, contributing to build well informed citizens, with a critical conscience to the world. Implemented in 1999, the project is aimed at children and teenagers (6 to 16 years old) who study in public schools and who live under a social vulnerability condition. The Project is a partnership with local government authorities and works in different hours as the school hours. The project offers children and youngsters music classes, dance classes, digital inclusion and tutoring.

The project achieved, in 2009, 1.110 service events and expanded its operational areas in four Brazilian states. In 2009 the project took place in Araucária (PR), with two units; Congonhas and Arcos (MG), Mogi das Cruzes (SP) and Itaguaí (RJ).

The per capita/month cost of the project decreased 21%, from R$ 173 in 2008 to R$ 137 in 2009, through the optimization of the project’s resources without decreasing the service quality. The number of beneficiaries increased from 845 in 2008  to 1.110 children and teenagers in 2009, in five different municipalities in the country, (Itaguaí-RJ, Congonhas-MG, Arcos-MG, Araucária-PR e Mogi das Cruzes-SP)

A Truck to Ziraldo – Ziraldo from A to Z

The objective of A Truck to Ziraldo Project (“Um Caminhão Para Ziraldo”) is to develop youngsters from different regions of the country, stimulating the arts, reading and writing, spreading the ECA – Child and Adolescent Statute, and defining the value of citizenship.

A specially adapted truck to become a theater stage takes the author’s piece of work all around the country. Between 2006 and 2009, the truck went to 20 Brazilian states bringing entertainment and culture to the public. Overall, more than 360 thousand people attended the truck’s performances.

The CSN Foundation Cultural Center

In order to disseminate and expand the access of the Volta Redonda community to the development of cultural value, the challenge of the Cultural Center is the social transformation through culture, by the promotion of seminars, workshops, lectures, exhibits, recitals and concerts.

The Art Gallery Project, through its exhibits, courses, communitarian workshops and seminars, stimulates and promotes artists that have innovative, contemporary art ideas, combining art investigation and the debate on the  artistic practice.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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The CSN Foundation Youth Orchestra

The CSN foundation Cultural Center, in Volta Redonda, houses the Young Philharmonic Orchestra and the Experimental Orchestra Projects. The Orchestra is composed of 80 young musicians under social vulnerability situation, selected through pre-requirements disclosed by public announcement.

Participants are introduced to orchestra qualification and their learning also includes activities at chorus singing workshops, vocal techniques, musical theory and perception and music history.

In 2009, the Orchestra presented the following shows: Concert with Renato Teixeira; Noah’s Arch; Encontro de Orquestras and Beatles Sinfônico. The three first events were presented in Volta Redonda (RJ). The presentations of Beatles Sinfônico took place in the cities of Arcos, Congonhas and Belo Horizonte (MG); in São Paulo (SP) and also in Volta Redonda (RJ). A total of more than 12 thousand people attended the orchestra´s presentations.

Cultural  Workshops

Cultural workshops are formed by producers and artists, many of whom musicians, actors, painters and dancers, enabling children, youngsters and adults to have access to cultural activities such as music, theater and visual arts. In 2009, the workshops were attended by more than 1,200 people.

Fonoteca Project

The CSN Foundation has a valuable phonographic collection composed of 16,000 33- and 78-speed records and over 3,000 music sheets, material from the extinguished Rádio Siderúrgica Nacional, in Volta Redonda. The collection, restored and digitalized, is available to the community for research, leisure and preservation of the radio memory. The project also has a web radio to make the access to this collection public. In 2009, the Fonoteca Catalogue was released, and is available for research at the Centro Cultural of CSN Foundation.

Oral Heath Project

The Rindo á toa Project is geared towards children that study at municipal schools, who study up to the 4th grade of the Elementary Education. The project’s aim is to present the educational and preventive aspects of dentistry.

Its objective is to motivate, stimulate and promote oral health to children and teachers, adapting its contents to each age range considering their reality and growth stage.

In 2009, 60 thousand people were served, with services rendered in the cities of Rio de Janeiro, Paraná, São Paulo and  Minas Gerais.

9          ENVIRONMENTAL RESPONSIBILITY

Environmental responsibility integrates the CSN Mission and Values, and it is fundamental to its business strategy. Day-by-day, CSN seeks to continuously improve its processes, in order to obtain consistent gains in its environmental performance. Besides having the ISO 14,001 Environmental Certification in its main units, CSN is constantly seeking the integration of its processes, while eliminating waste and increasing the energetic efficiency of its plants.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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In its operations, CSN aims at consolidating sustainable initiatives for local and regional development, integrating the different interests of the parties involved.

In 2009, R$290 million was disbursed on environmental projects, among capital investments and defrayal.

10        STATEMENTS ON FORECASTS AND OUTLOOK

This document contains statements on the outlook that express or estimate expectations of results, performance or events in the future. Actual results, performance or events may differ significantly from those expressed or implied in the statements on the outlook, as a result of various factors, such as the general and economic conditions in Brazil and other countries, interest and exchange rate levels, the future renegotiations and prepayment of liabilities or loans in foreign currency, protectionist measures in the US, Brazil and other countries, changes in laws and regulations and general competitive factors (on a global, regional or national scale).

The Companhia Siderúrgica Nacional- CSN’s financial information presented herein is in accordance with the Brazilian corporate law, and based on audited financial information. Non-financial information, as well as other operating information, has not been audited by the independent auditors.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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(In thousands of Reais, unless otherwise stated)

1.     OPERATIONS

The main activities of Companhia Siderúrgica Nacional (“CSN” or “Company”) are the production of flat steel products, whose main industrial complex is the Presidente Vargas Steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro, and the iron ore production, main operation of which is developed in the city of Congonhas, state of Minas Gerais.

CSN is engaged in the mining of iron ore, limestone and dolomite in the branches in the State of Minas Gerais and tin in the State of Rondônia, in order to meet the needs of UPV and the surplus raw materials are traded with subsidiaries and third parties. The Company also maintains strategic investments in mining companies, railroad transport, electricity, and cement for providing greater synergy to the processes. In addition, the Company is building a long steel plant in Volta Redonda.

Aiming at getting closer to clients and exploiting markets at a global level, the Company has a steel distributor, and metal packaging plants, in addition to a galvanized steel plant in the South and another in the Southeast of Brazil to meet the demand of the home appliance and automotive industry, respectively. Abroad, the Company has a steel rolling mill in Portugal and another mill in the United States.

The Company’s shares are listed on the Stock Exchanges in Brazil (BOVESPA) and in the United States (NYSE).

2.     PRESENTATION OF THE FINANCIAL STATEMENTS

The individual (Company) and consolidated financial statements were prepared in accordance with the accounting practices adopted in Brazil, based on the Brazilian Corporate Law, pronouncements issued by the Committee for Accounting Pronouncements – CPC and rules issued by the Brazilian Securities and Exchange Commission (“CVM”).

The main accounting practices adopted in the preparation of these financial statements correspond to the rules and guidelines in effect for the financial statements ended on December 31, 2009, which are different than those that will be used in the preparation of financial statements of December 31, 2010, as described in item 4 below.

Foreign currency translation

Foreign currency transactions are translated into reais using exchange rates in effect on the transaction dates. The result from balance sheet accounts are translated at the exchange rate on the balance sheet date, and US$1 was equivalent to R$1.7412 on December 31, 2009 (R$2.3370 on December 31, 2008). Foreign currency selling revenues, costs and expenses are translated at the average exchange rate of the month when they occur. Exchange gains and losses resulting from the settlement of said transactions and from the translation of monetary assets and liabilities are recorded in the statement of income.

3.     MAIN ACCOUNTING PRACTICES

(a)      Statement of income

The results of operations are recognized on an accrual basis for the fiscal years. Revenues from the sales of products are recognized when all main risks and rewards related to the goods ownership have been transferred to the buyer. Revenues from services rendered are recognized as services are provided.

The Company adopts as revenue recognition policy the date the product is delivered to the buyer, and when it can safely measure its value.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

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The income includes revenues, monetary and exchange charges and variations, restated according to official indices and rates levied on assets and liabilities and, when applicable, the effects of adjustments at market or realization value.

(b)      Current and noncurrent assets

•         Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other short-term investments of immediate liquidity, redeemable in up to 90 days from the balance sheet dates and with an insignificant risk of change in their market value, and deposit certificates that may be redeemed at any time by the Company without penalties.

•         Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount, including the respective taxes and ancillary expenses and credits from clients in foreign currency corrected at the exchange rate as of the date of the financial statements. The allowance for doubtful accounts was recorded in an amount considered adequate to support possible losses. Management’s assessment takes into account the client’s history, the financial situation and the assessment of our legal advisors regarding the receipt of these credits for the recording of this provision.

Inventories

These are recorded at the lowest value between the cost and the net realizable value. The cost is determined using the average weighted cost method in the acquisition of raw materials, and products in progress or finished are recorded at production or acquisition cost. Imports in progress are recorded at identified purchase cost.

•         Investments

Investments in subsidiaries, jointly-owned subsidiaries and associated companies are recorded and measured by the equity accounting method and the gains and losses are recognized in income for the year as operating income (or expenses). In the case of exchange variation of investment abroad whose functional currency is different to the Company’s currency, variations in the amount of investments deriving solely from the exchange variation are recorded in the "Equity Valuation Adjustment" account, in the Company’s shareholders’ equity, and are only registered in the result when the investment is sold or written-off by loss. Gains or transactions to be performed between the Company and its associated and related companies are eliminated. Other investments are recorded and held at cost.

When necessary, the accounting practices of the subsidiaries and jointly-owned subsidiaries are changed to ensure criteria consistency and uniformity with the practices adopted by the Company.

•         Property, plant and equipment

These are recorded at acquisition, formation or construction cost. Depreciation is calculated through the straight-line method, based on the remaining economic useful lives of the assets (Note 12), and depletion of the mines is calculated based on the quantity of iron ore extracted. Loans costs related to funds raised for specific construction in progress are capitalized until the constructions are concluded.

Pursuant to CPC Pronouncement 13 - "Initial Adoption of Law 11,638/07", the Company chose to reverse the revaluation reserve recorded up until December 31, 2008 and taxes levied against the cost of lands, buildings, machinery and equipment and mines.

Machinery, equipment, buildings and other items of property, plant and equipment are stated at the historical acquisition cost, monetarily restated up to December 31, 1995.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Asset impairment

Property, plant and equipment and other non-current assets, including goodwill and intangible assets are reviewed annually to identify evidences of non-recoverable losses, or also, whenever events or changes in circumstances indicate that the book value cannot be recovered. For valuation purposes, the assets are grouped in the smallest group of assets for which cash flows are identified separately.

•         Intangible assets

Intangible assets comprise of assets acquired from third parties, including by means of business combinations, and/or those internally generated by the Company.

These assets are recorded at the acquisition or formation cost, less amortization calculated through the straight-line method based on exploration or recovery terms.

Intangible assets with indefinite useful lives, as well as goodwill for expected future profitability, will no longer be amortized as of January 1, 2009, and their recoverable value will be tested on a yearly basis, or whenever it is deemed necessary.

•         Deferred charges

The Company maintains in this group just the remaining balances of deferred pre-operating expenses, which will be amortized in accordance with the criteria prior to Law 11,638/07 due to the option offered by the CPC Technical Pronouncement  13 (Initial adoption of Law 11638/07) and Provisional Measure 449/08.

•         Other current and noncurrent assets

Stated at their realization value, including, when applicable, the yields earned up to the date of the financial statements or, in the case of prepaid expenses, at cost.

(c)      Current and noncurrent liabilities

These are stated at their known or calculable values, plus, when applicable, the corresponding charges and monetary and foreign exchange variations incurred up to the date of the financial statements.

•          Employee benefits

i)      Pension obligations

The liability related to defined benefit pension plans is the present value of the defined benefit liability on the balance sheet date less the market value of the plan assets adjusted by actuarial gains or losses and cost of past services. The defined benefit liability is calculated annually by independent actuaries. The present value of the defined benefit liability is determined by the estimate of future cash outflow, using the interest rates of government bonds whose maturity terms are close to those of the related liability.

The actuarial gains and losses resulting from changes in the actuarial assumptions and changes to the pension plans are allocated or credited to income by the average remaining length of service of related employees.

For the defined contribution plans, the company pays contributions to government or private pension plans on a mandatory, contractual or voluntary basis. As soon as contributions are paid, the company has no other additional payments obligations. Regular contributions comprise the net costs for the period in which they are due, being included in personnel costs.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

In compliance with Resolution 371/00, issued by the CVM, the Company has been recording the respective actuarial liabilities as from January 1, 2002, in accordance with the aforementioned reported resolution and based on independent actuary studies, which are carried out annually.

ii)     Profit sharing and bonuses

Profit sharing of employees is subject to achieving certain operating and financial targets, mainly allocated to the production cost when applicable and to general and administrative expenses.

•         Income and social contribution taxes

Income tax is calculated at rates of 15% plus an additional of 10% on taxable basis and social contribution on net income at a 9% rate on the taxable basis. In the calculation of taxes, the offsetting of the tax loss carryforward and negative basis of social contribution is also considered, and it is limited to 30% of the taxable income.

The deferred tax assets deriving from tax loss carry forwards, negative basis of social contribution on net income and temporary differences between calculation basis of tax on assets and liabilities and book values of the financial statements were recorded in compliance with the CVM Resolution 371/02 and took into consideration the history of profitability and the expectations of generating future taxable income, based on a technical study.

(d)      Financial instruments

i)      Classification and measurement

The Company classifies its financial assets in the following categories: measured at fair value by income, loans and receivables, held to maturity and available for sale. The classification depends on the purpose for which the financial assets were acquired. The Management sets forth the classification of its financial assets at the initial recognition.

•         Financial assets measured at fair value by income

Financial assets measured at fair value through income are financial assets held for active and frequent trading. Derivatives are also categorized as held for trading and, therefore, are classified in this category, unless they have been recorded as hedge instruments (protection). Assets in this category are classified as current. Gains or losses from variations in fair value of financial assets measured at fair value through income are recorded in the statement of income under "Financial income" in the period they occur, unless the instrument has been taken out in connection with another operation. In this case, variations are recorded in the same line as the income impacted by said operation.

•         Loans and receivables

This category includes loans granted and receivables that are non-derivative financial assets with fixed payment or to be established, not priced at an active market. They are included as current assets, except those with a maturity term greater than 12 months after the balance sheet date (these are classified as noncurrent assets). Company's loans and receivables comprise loans to associated companies, trade accounts receivable, other accounts receivable and cash and cash equivalents, excluding short-term investments. Loans and receivables are accounted for at the amortized cost, using the effective interest rate method.

•         Assets held to maturity

They are basically financial assets that cannot be classified as loans and receivables and are acquired with the financial purpose and ability to be held in portfolio until maturity. They are measured at the amortized cost by the effective interest rate method.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Financial assets available for sale

These are non-derivative financial assets that are not classified in any other category. They are included in noncurrent assets, unless Management intends to dispose of the investment within 12 months after the balance sheet date. Financial assets available for sale are recorded at fair value. Interest on securities available for sale, calculated through the effective interest rate method, are booked as financial revenues in the statement of income. The amount corresponding to variation in fair value is recorded against shareholders’ equity, in the Equity Valuation Adjustments account and is realized against result during its settlement or impairment.

•         Fair value

Fair value of listed investments is based on current acquisition prices. For financial assets without an active market or which are not publicly traded, the Company establishes the fair value through appraisal techniques, including the use of recent outsourced operations, the use of other materially similar instruments as reference, discounted cash flow analysis and option pricing models that make the greatest possible use of information from the market and the least possible use of information generated by the Management of the company.

On the balance sheet date, the Company assesses whether there is any objective evidence that a given financial asset or group of financial assets is recorded at a value higher than its recoverable value (impairment). In case of financial assets available for sale, should there be any such evidence, the accrued loss (calculated as the difference between the acquisition cost and the current fair value less any impairment loss of such financial asset previously recorded in the result) is taken from the shareholders’ equity and recorded in the statement of income.

ii)     Derivative instruments and hedge activities

Initially, derivatives are recorded at their fair value on the date that derivative agreements are signed, being subsequently remeasured at their fair value. The resulting variations in fair value are booked against the result, except in the case of derivatives designated as cash flow hedge instruments.

The Company maintained a financial instrument called total return equity swap, purpose of which is to increase the return on financial assets. This instrument was recorded at fair value and gains and losses were recognized in the statement of income by accrual period.

This instrument was recorded in other accounts payable, and its margin of guarantee in other accounts receivable; the instrument was settled on August 13, 2009.

Although the Company makes use of derivatives for protection purposes, it does not apply hedge accounting.

Fair value of derivative instruments is disclosed in Note 17.

(e)      Treasury shares

As established by the CVM Rule 10 of February 14, 1980, shares held in treasury are recorded at cost of acquisition, and the market value of these shares is calculated based on the average stock exchange quotation on the last day of the year.

(f)       Accounting estimates

Accounting estimates are required when the financial statements are prepared, for recording certain assets, liabilities and other transactions. Therefore, the Company's financial statements include estimates to measure allowance for doubtful accounts, provision for inventory losses, provisions for labor, civil, tax, environmental and social security liabilities, depreciation, amortization, depletion, provision for impairment, deferred taxes, financial instruments and employees’ benefits. The Company periodically reviews the estimates and assumptions; however, the actual results can differ from these estimates.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

4.     NEW PRONOUNCEMENTS, INTERPRETATIONS AND GUIDELINES ISSUED AND NOT ADOPTED

a)            Within the process for conversion of accounting practices adopted in Brazil to the International Financial Reporting Standards (IFRS), several pronouncements, interpretations and guidelines were issued in 2009 with mandatory application for the years ended as of December 2010 and for 2009 financial statements to be disclosed together with 2010 statements for comparison purposes .

The Company is going through an evaluation process of potential effects related to these pronouncements, interpretations and guidelines, which may materially impact the financial statements for the fiscal year ended on December 31, 2009, to be presented in comparison with the financial statements for the year ending on December 31, 2010, as well as the years to come.

The consolidated financial statements of the next fiscal year will be prepared in compliance with CPC 37 – Initial Adoption of International Accounting Rules, as per CVM Rule 457 of July 13, 2007.

b)            Review of issued pronouncements

On January 28, 2010, CVM approved the revision document no. 1 referring to CPC Pronouncements 02, 03, 16, 26 and 36 and to OCPC Technical Orientation 01, issued by the Accounting Pronouncements Committee – CPC, through CVM Resolution 624.

After analyzing the impact of these pronouncements, the Company concluded that, except for CPC 2(R1) – Effects of changes in exchange and translation rates of Financial Statements, the other reviews do not impact the individual or the consolidated financial statements.

The main impacts of CPC 2 (R1) on the Financial Statements are listed below:

i)      Change in the treatment of companies Islands VII, Islands VIII, Islands IX, Islands X, Islands XI, Tangua and International Investment Fund, previously treated as branches, which are now registered as subsidiaries of CSN.

ii)     Adjustments of monetary items characterized as net investment abroad, previously recorded only in the shareholders' equity of the consolidated balance sheet, are now booked at the Parent Company.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The chart below shows the impacts on balance sheets and statement of income for the year.

•                     Assets and Liabilities

				2008

				Parent Company

		Adjustments of		Balance prior to
	Closing balance	Resolution 624/10		adjustments

ASSETS
Current	6,598,670	(7,396,906)		13,995,576
Financial investments - Acid test settlement	1,200,793	(6,096,509)	(1)	7,297,302
Other	5,397,877	(1,300,397)	(1)	6,698,274
Noncurrent
Long-term assets	2,084,917	(2,638,068)		4,722,985
Intercompany loans	255,061	(2,640,073)	(1)	2,895,134
Other	1,829,856	2,005	(1)	1,827,851
Permanent assets	26,539,255	7,237,848		19,301,407
Investment	19,581,327	7,237,848	(1)	12,343,479
Other	6,957,928			6,957,928

TOTAL ASSETS	35,222,842	(2,797,126)		38,019,968

LIABILITIES
Current	7,072,347	(361,032)	(1)	7,433,379
Noncurrent
Long-term liabilities	21,402,033	(2,436,094)		23,838,127
Loans and financing	17,299,432	(2,448,378)	(1)	19,747,810
Other	4,102,601	12,284	(1)	4,090,317
Shareholders' equity	6,748,462			6,748,462
Capital	1,680,947			1,680,947
Reserves	3,768,786			3,768,786
Equity valuation adjustment
Reversal of intercompany exchange variation	(730,502)	(730,502)	(2)
Reversal of intercompany loan variation	(713,955)	(713,955)	(2)
Reversal of loan agreement exchange variation	(220,095)	(220,095)	(2)
Deferred income and social contribution taxes on equity valuation adjustment	565,947	565,947	(3)
Other	1,298,729			1,298,729
Retained earnings/accumulated losses	1,098,605	1,098,605
Income for the year	5,774,131	1,098,605		4,675,526

TOTAL LIABILITIES	35,222,842	(2,797,126)		38,019,968

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

•                     Income

				2008

				Parent Company

		Adjustments of		Balance prior to
	Closing balance	Resolution 624/10		adjustments

NET REVENUE	10,504,554			10,504,554
Cost of products and services sold	(5,434,460)			(5,434,460)
GROSS OPERATING INCOME	5,070,094			5,070,094
OPERATING EXPENSES AND REVENUES
Selling expenses	(517,935)			(517,935)
General and administrative expenses	(329,148)	12	(1)	(329,160)
Other operating expenses	(159,856)	98	(1)	(159,954)
Equity gains	4,209,285	(3,492)	(1)	4,212,777
OPERATING INCOME BEFORE FINANCIAL EFFECTS
AND INTEREST	8,272,440	(3,382)		8,275,822
Financial expenses and revenues
Gains and losses for equity pick-up	(60,738)	(175,205)	(1)	114,467
Monetary and exchange variation, net	(1,611,316)	1,844,877	(1) and (2)	(3,456,193)
Other financial expenses/revenues	29,084	(1,738)	(1)	30,822
INCOME BEFORE INCOME AND
SOCIAL CONTRIBUTION TAXES	6,629,470	1,664,552		4,964,918
Income and social contribution taxes	(855,339)	(565,947)	(3)	(289,392)

NET INCOME FOR THE YEAR	5,774,131	1,098,605		4,675,526

(1)   Change in the treatment of the companies Islands VII, VIII, IX, X, XI; Tangua and International Investment Fund, previously treated as branches, which are now registered as subsidiaries of CSN, pursuant to CVM Resolution 624 of January 28, 2010.

(2)   Exchange rate variation of loans and financing from intercompany operations: Fixed rate notes, intercompany, prepayment and loan.

(3)   Income tax (IR) and social contribution on net income (CSLL) related to exchange rate variation of loans and financing from intercompany operations: Fixed rate notes, intercompany, prepayment and loan depreciation of revaluation.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

•                     Cash flow

			2008

		Parent Company

		Adjustments of	Balance prior to
	Closing balance	Resolution 624/10	adjustments

Cash flow from operating activities:
Net income for the period	5,774,131	1,098,605	4,675,526
Adjustments to conciliate net income for the period
with funds from operating activities:
- Monetary and exchange variations, net	1,588,025	(1,792,101)	3,380,126
- Provision for charges on loans and financing	699,166	(18,758)	717,924
- Equity pick-up	60,738	175,205	(114,467)
- Deferred income and social contribution taxes	283,264	565,947	(282,683)
- Swap provision	(51,722)	75,706	(127,428)
- Other provisions	244,959	(92,897)	337,856
- Other without the effect of CVM Resolution 624 (1)	(3,416,463)		(3,416,463)

	5,182,098	11,707	5,170,391

(Increase) decrease in assets:
- Credits with subsidiaries and associated companies	614,296	3,824,446	(3,210,150)
- Other	240,574	109,610	130,964
- Other without the effect of CVM Resolution 624 (1)	(1,520,608)		(1,520,608)

	(665,738)	3,934,056	(4,599,794)

Increase (decrease) in liabilities:
- Accounts payable - subsidiary	145,260	(25,032)	170,292
- Other	60,811	(107,324)	168,135
- Other without the effect of CVM Resolution 624 (1)	264,121		264,121

	470,192	(132,356)	602,548

Charges on pais loans and financing
- Interest paid	(698,278)	16,836	(715,114)
- Other without the effect of CVM Resolution 624 (1)	(396,424)		(396,424)

	(1,094,702)	16,836	(1,111,538)

Net cash from operating activities	3,891,850	3,830,243	61,607

Cash flow used in investing activities:

- Investments / advances for future capital increase	(8,310,253)	(7,408,004)	(902,249)
- Other without the effect of CVM Resolution 624 (1)	(1,616,213)		(1,616,213)

Net cash used in investing activities	(9,926,466)	(7,408,004)	(2,518,462)

Cash flow from financing activities

- Loans and financing	10,185,700	(2,896,050)	13,081,750
- Other without the effect of CVM Resolution 624 (1)	(3,977,522)		(3,977,522)

Net cash used in financing activities	6,208,178	(2,896,050)	9,104,228

Exchange variation on cash and cash equivalents (2)	350,869	350,869

Increase (decrease) of cash and cash equivalents	524,431	(6,122,942)	6,647,373

Cash and cash equivalents at the beginning of the year	745,115		745,115

Cash and cash equivalents at the end of the year	1,269,546	(6,122,942)	7,392,488

(1)   These refer to the total cash flow operations that were not amended by CVM Resolution 624 of January 28, 2010.

(2)   For a better presentation, according to the CPC Technical Pronouncement  3 – Statements of cash flows, the exchange variations on cash and cash equivalents were reclassified in the parent company and consolidated.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

•                     Statement of Value Added

			2008

		Parent Company

		Adjustments of	Balance prior to
	Closing balance	Resolution 624/10	adjustments

Revenues
Sales of goods, products and services	14,496,904		14,496,904
Other revenues/expenses	4,164,628		4,164,628
Allow ance for/reversal of doubtful accounts	(90,473)		(90,473)

	18,571,059		18,571,059

Input acquired from third parties
Costs of products, goods and services sold	(6,685,507)		(6,685,507)
Materials, energy - Third party services - other	(824,449)		(824,449)
Impairment	177,450		177,450

	(7,332,505)		(7,332,506)

Gross value added	11,238,553		11,238,553

Retention
Depreciation, amortization and depletion	(652,670)		(652,670)

Net value added produced	10,585,883		10,585,883

Value added received in transfers
Equity pick-up	(60,738)	(175,205)	114,467
Financial income/assets exchange variation	1,381,310	(249,932)	1,631,242
Other	20,717		20,717

	1,341,289	(425,137)	1,766,426

Total value added to distribute	11,927,173	(425,136)	12,352,309

DISTRIBUTION OF VALUE ADDED
Personnel	634,447		634,447
Direct compensation	485,647		485,647
Benefits	112,484		112,484
Government Severance Indemnity Fund for Employees (FGTS)	36,316		36,316
Taxes, fees and contributions	2,504,489	565,946	1,938,543
Federal	1,843,886	565,946	1,277,940
State	654,917		654,917
Municipal	5,686		5,686
Third party capital remuneration	3,014,106	(2,089,687)	5,103,793
Interest	3,014,048	(2,089,687)	5,103,735
Rentals	58		58
Remuneration of shareholders' equity	5,774,131	1,098,605	4,675,526
Interest on shareholders' equity	268,405		268,405
Dividends	1,500,000		1,500,000
Retained earnings	4,005,726	1,098,605	2,907,121

	11,927,173	(425,136)	12,352,309

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

5.     CONSOLIDATED FINANCIAL STATEMENTS

The accounting practices reflect the changes introduced by the new pronouncements and were treated uniformly in all the consolidated companies.

The consolidated quarterly information for the years ended December 31, 2009 and 2008, include the following direct and indirect subsidiaries and jointly-owned subsidiaries:

	Ownership interest (%)

Companies	2009	2008	Main activities

Direct investment: full consolidation
CSN Islands VII (*)	100.00	100.00	Financial operations
CSN Islands VIII (*)	100.00	100.00	Financial operations
CSN Islands IX (*)	100.00	100.00	Financial operations
CSN Islands X (*)	100.00	100.00	Financial operations
CSN Islands XI (*)	100.00	100.00	Financial operations
Tangua (*)	100.00	100.00	Financial operations
International Investment Fund (*)	100.00	100.00	Equity interest
CSN Energy	100.00	100.00	Equity interest
CSN Export	100.00	100.00	Financial operations, trading of products and equity interest
CSN Overseas	100.00	100.00	Financial operations and equity interest
CSN Panama	100.00	100.00	Financial operations and equity interest
CSN Steel	100.00	100.00	Financial operations and equity interest
DIPLIC - Multimarket investment fund	100.00	100.00	Investment fund
Mugen - Multimarket investment fund	100.00	100.00	Investment fund
Arame Corporation (wounded-up on 10/7/2009)		100.00	Dorment Company
TdBB S.A	100.00	100.00	Dorment Company
International Charitable Corporation (wounded-up on 12/4/2009)		100.00	Dorment Company
GalvaSud	99.99	99.99	Steel
Sepetiba Tecon	99.99	99.99	Port services
Mineração Nacional (1)	99.99	99.99	Mining and equity interest
CSN Aços Longos	99.99	99.99	Steel and/or metal products industry and trade
Itaguaí Logística (2)	99.99	99.99	Logistics
Estanho de Rondônia - ERSA	99.99	99.99	Mining
Cia Metalic Nordeste	99.99	99.99	Packaging production
Companhia Metalúrgica Prada	99.99	99.99	Packaging production
CSN Cimentos	99.99	99.99	Cement manufacturing
Inal Nordeste	99.99	99.99	Steel products service center
CSN Gestão de Recursos Financeiros	99.99	99.99	Dorment Company
Congonhas Minérios	99.99	99.99	Mining and equity interest
CSN Energia	99.90	99.90	Electricity trading
Transnordestina Logística	84.34		Railroad transport
Indirect investment: full consolidation
CSN Aceros	100.00	100.00	Equity interest
CSN Cayman	100.00	100.00	Financial operations, trading of products and equity interest
CSN Iron	100.00	100.00	Financial operations
CSN Cement (acquired on 12/23/2009)	100.00		Financial operations and equity interest
Companhia Siderurgica Nacional LLC	100.00	100.00	Steel
CSN Holdings Corp (wounded-up on 12/31/2009)		100.00	Equity interest
Energy I	100.00	100.00	Equity interest
CSN Madeira	100.00	100.00	Financial operations, trading of products and equity interest
CSN Cinnabar (wounded-up on 11/30/2009)		100.00	Financial operations and equity interest
CSN Ibéria (acquired on 11/17/2009)	100.00		Financial operations and equity interest
Hickory	100.00	100.00	Financial operations and trading of products
Lusosider Projectos Siderúrgicos	100.00	100.00	Equity interest
CSN Acquisitions	100.00	100.00	Financial operations and equity interest
CSN Finance (Netherlands) (wounded-up on 12/15/2009)		100.00	Financial operations and equity interest
CSN Finance UK Ltd	100.00	100.00	Financial operations and equity interest
CSN Holdings UK Ltd	100.00	100.00	Financial operations and equity interest
Itamambuca Participações	99.99	99.93	Mining and equity interest
Lusosider Aços Planos	99.94	99.94	Steel industry and equity interest
CSN Energia	0.10	0.10	Electricity trading
Companhia Siderúrgica Nacional Partners LLC (wounded-up on 12/15/2009)		100.00	Equity interest
Direct investment: proportional consolidation
Transnordestina Logística		84.50	Railroad transport
Nacional Minérios	59.99	59.99	Mining and equity interest
Itá Energética	48.75	48.75	Electricity generation
MRS Logística	22.93	22.93	Railroad transport
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electricity consortium
Sociedade em Conta de Participação	39.47	39.47	Equity interest
Indirect investment: proportional consolidation
Sociedade em Conta de Participação	60.53	60.53	Equity interest
Namisa International Minerios SLU (3)	60.00	60.00	Equity interest and trading of products and mining
Namisa Europe (4)	60.00	60.00	Equity interest and trading of products and mining
Pelotização Nacional	59.99	59.99	Mining and equity interest
MG Minérios	59.99	59.99	Mining and equity interest
MRS Logística	10.34	10.34	Railroad transport

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(1)           New corporate name of Minas Pelotização, changed on August 27, 2009.

(2)           New corporate name of Nacional Siderurgia, changed on June 25, 2009.

(3)           New corporate name of Inversiones CSN Espanha, changed on November 26, 2009.

(4)           New corporate name of NMSA Madeira, changed on September 14, 2009.

(*) In compliance with the review report by the Accounting Pronouncements Committee, which amended CPC 02, and CVM Resolution 624, the Company understands that these subsidiaries abroad considered branches in 2008, were no longer branches on December 31, 2009 (see Note 4).

The following consolidation procedures were adopted in the preparation of the consolidated financial statements:

•                     Elimination of the balances of asset and liability accounts between consolidated companies;

•                     Elimination of the balances of investments and shareholders’ equity between consolidated companies;

•                     Elimination of balances of income and expenses and unrealized profit deriving from consolidated intercompany transactions;

•                     Presentation of income and social contribution taxes on the unrealized profit as deferred taxes in the consolidated financial statements; and

•                     Reclassification of exchange rate variations of monetary items with net foreign investment characteristics from financial income to shareholders’ equity. Due to the change in the Management’s intent regarding the settlement of these loans, the foreign exchange effects determined after August 31, 2009 have been recorded in income for the year, and accumulated amount calculated up to August 31, 2009 will be recorded in income as the respective monetary items are settled.

Pursuant to the CVM Rule 408 of August 18, 2004, the Company consolidates the financial statements of the exclusive investment funds Diplic and Mugen.

The base date for the subsidiaries’ and jointly-owned subsidiaries’ financial statements coincide with that of the Parent Company.

The reconciliation between shareholders’ equity and net income for the year of the Parent Company and consolidated is as follows:

	Shareholders' equity		Net income for the year

	2009	2008	2009	2008

Parent Company	5,564,633	6,748,462	2,568,577	5,774,131
Elimination of interests in inventories	(54,200)	(85,873)	31,674	18
Other adjustments			(1,586)

Consolidated	5,510,433	6,662,589	2,598,665	5,774,149

6.     RELATED PARTIES TRANSACTIONS

a)     Transactions with Parent Company

Vicunha Siderurgia S.A. is a holding company whose purpose is to hold interest in other companies. It is the Company’s main shareholder, with a 46.20% interest in the voting capital.

Vicunha Siderurgia’s corporate structure is as follows (unaudited information):

Rio Purus Participações S.A. – holds 60% of National Steel and 59.99% of Vicunha Steel S.A.

CFL Participações S.A. – holds 40% of National Steel and 39.99% of Vicunha Steel S.A.

National Steel – holds 33.04% of Vicunha Aços

Vicunha Steel – holds 66.96% of Vicunha Aços

Vicunha Aços – holds 99.99% of Vicunha Siderurgia

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

CSN recorded interest on shareholders’ equity for the year, paid dividends and interest on shareholders’ equity for Vicunha Siderurgia in the amount indicated in the table below, according to the percentage of the Vicunha Siderurgia’s interest in CSN as of the closing date of these financial statements.

		Proposed		Interest on
		interest on	Dividends	shareholders'
	Proposed	shareholders'	paid in the	equity paid in
Parent Company	dividends	equity	period	the period

Total in 2009	717,834	153,121	689,747	243,060

Total in 2008	689,947	123,421	938,223	93,210

b) Transactions with jointly-owned subsidiaries

The Company holds interest in jointly-owned subsidiaries in the strategic areas of mining, logistics and power generation. The characteristics, goals and transactions with these companies are stated as follows:

•  Assets

	Accounts	Dividends	Loans/Current
Companies	receivable	receivable	accounts(*)	Total

Nacional Minérios	26,161	275,139	1,231,721	1,533,021
MRS Logística	786	65,979		66,765
Itá Energetica		5,790		5,790

Total in 2009	26,947	346,908	1,231,721	1,605,576

Total in 2008	185,802	190,068		375,870

(*)Loan agreement of R$1,197,800, starting on January 28, 2009; the face value of this agreement is entitled to compensatory interest correspondent to 101% of CDI Cetip, maturing on January 31, 2012.

•  Liabilities and shareholders’ equity

	Liabilities				Shareholders' equity

Companies	Advance from clients	Loans / Current accounts	Other (*)	Total	Equity valuation adjustments - Effects	Total

Nacional Minérios	7,638,658	9,681		7,648,339	(20,183)	(20,183)
MRS Logística		2,142	73,423	75,565
Itá Energetica			13,212	13,212

Total in 2009	7,638,658	11,823	86,635	7,737,116	(20,183)	(20,183)

Total in 2008	7,286,154	2,142	68,266	7,356,562	51,825	51,825

Namisa: the advance from clients received from the jointly-owned subsidiary Nacional Minérios S.A. is related to the contractual obligation of iron ore supply and port services by CSN. The contract has a 12.5% p.a. interest rate and maturity expected for June 2042 and the short-term, amounting to R$110,520, is due in 2010.

The valuation adjustment effects refer to an investee abroad whose functional currency is different from the real.

(*) MRS: in other accounts payable with MRS Logística, we recorded the amount provisioned by CSN to cover take-or-pay and block rates contractual expenses related to the rail transportation contract.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(*) Itasa: it is related to the electric power supply billed under normal market conditions of the Brazilian energy market, ruled by Electric Power Trade Chamber.

•  Income

		Revenues			Expenses

		Interest and
		monetary and
	Products and	exchange		Products and
Companies	services	variations	Total	services	Interest	Total

Nacional Minérios	508,779	105,407	614,186	120,980	898,349	1,019,329
MRS Logística	104		104	363,660		363,660
Itá Energetica				134,775		134,775

Total in 2009	508,883	105,407	614,290	619,415	898,349	1,517,764

Total in 2008	290,936	14,440	305,376	693,749		693,749

•  Nacional Minérios S.A. (“Namisa”)

Its main purpose is to extract and sell own and third-party iron ore. The main operations are developed in the cities of Congonhas, Ouro Preto, Itabirito and Rio Acima in the state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro. CSN maintains iron ore supply and port service provision transactions, in addition to administrative, operating and financial support.

•  MRS Logística S.A.

Its purpose is to exploit and develop the public rail cargo transportation service in the Southeast Network, which serves the Rio de Janeiro-São Paulo-Belo Horizonte stretch. MRS provides rail cargo transportation services for the supply and outflow of the CSN raw materials and finished products.

•  Itá Energética S.A. – Itasa

Itasa holds an interest in the Itá Hydroelectric Power Plant consortium and the operations between the parties are related to contracting electric power supply for the CSN operations.

c) Transactions with subsidiaries and special purpose entities (exclusive investment funds)

•  Assets

	Accounts	Marketable	Loans/current	Dividends	Advance for future
Companies	receivable	securities (**)	accounts(*)	receivable	capital increase	Total

Exclusive investment funds		2,724,714				2,724,714
CSN Export	503,748					503,748
CSN Madeira	418,805					418,805
Prada	55,124					55,124
Sepetiba Tecon				23,073		23,073
IIF			20,521			20,521
Inal Nordeste	11,094					11,094
Namisa Europe	5,734					5,734
GalvaSud	4,739					4,739
Cia. Metalic Nordeste	4,524					4,524
Transnordestina					3,362	3,362
CSN Cimentos	878

Total in 2009	1,004,646	2,724,714	20,521	23,073	3,362	3,776,316

Total in 2008	959,052	1,188,464	29,229	115,323	398,998	2,691,066

(*) Contracts in US$ - IIF: interest rate of 3% p.a. with indefinite maturity.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(**)Financial investments in exclusive investment funds managed by Banco BTG Pactual are backed by Brazilian government bonds and have daily liquidity.

Accounts receivable derive from sales operations of products and services among the parent company and the subsidiaries.

•  Liabilities

	Loans and financing			Accounts payable

Companies	Pre-payment (1)	Fixed Rate Notes (2)	Loans and intercompany bonds (2)	Loans (3) / current accounts	Other	Total

CSN Cement	1,841,259		1,126,163			2,967,422
CSN Islands VIII		1,266,588		1,600		1,268,188
CSN Ibéria		678,971		269,249		948,220
CSN Export	527,424			10,450		537,874
CSN Madeira			17,752	307,015		324,767
CSN Aceros				17,504		17,504
Other(*)					1,728	1,728

Total in 2009	2,368,683	1,945,559	1,143,915	605,818	1,728	6,065,703

Total in 2008	3,387,512	2,223,821	1,531,644	131,507	7,054	7,281,538

The conditions of the transactions with these subsidiaries are shown as follows:

(1)    Contracts in US$ - CSN Export: interest from 6.01% to 7.43% p.a. with maturity in May 2015.

Contracts in US$ - Cement: interest from 4.00% a 10.0% p.a. with maturity in June 2018.

(2)    Contracts in US$ - Cement: Intercompany Bonds interest of 9.12% p.a. with maturity on June 1, 2047.

Contracts in YEN – CSN Ibéria: interest of 1.5% p.a. with maturity on July 13, 2010.

Contracts in US$ - Cement (part): 3.99% p.a. with maturity in April 2013.

Contracts in US$ - CSN Madeira (part): semiannual Libor + 2.25% p.a. with maturity on September 15, 2011.

Contracts in YEN – CSN Islands VIII: interest of 5.65% p.a. with maturity in December 2013.

(3)    Contracts in US$ - CSN Madeira (part): semiannual Libor + 3% p.a. with indefinite maturity.

Contracts in US$ - CSN Export: semiannual Euribor + 0.5% p.a. with indefinite maturity.

Contracts in US$ - CSN Ibéria (part): semiannual Libor + 3% p.a. with indefinite maturity.

(*) Other: CSN Cimentos, Prada, Metalic, Galvasud, Ersa and Inal Nordeste.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

•  Shareholders’ equity – accumulated translation adjustments (Law 11638/07)

Companies	Investment Exchange Variation	Investments Exchange Variation Effects	Loan Exchange Variation	Total

CSN Steel	(17,134)	(6,753)		(23,887)
Overseas	(30,027)	5,714		(24,313)
Panama	15,460	8,000		23,460
Energy I	(32,075)	28,884		(3,191)
CSN Iron			(59,646)	(59,646)
Cinnabar			(231,524)	(231,524)
CSN Madeira			(79,454)	(79,454)
Aceros			(1,157)	(1,157)
CSN Export	(30,389)		(72,469)	(102,858)

Total in 2009	(94,165)	35,845	(444,250)	(502,570)

Total in 2008	1,270,127	(23,223)	1,664,552	2,911,456

Accumulated translation adjustments (asset valuation adjustment) refer to investees overseas whose functional currencies are different from the Brazilian Real.

•  Income

	Revenues			Costs/Expenses

Companies	Products and services	Interest and monetary and exchange variations	Total	COGS / Products and services	Interest and monetary and exchange variations	Total

CSN Export	797,593		797,593	674,884	(94,353)	580,531
CSN Iron		9,330	9,330
Cinnabar					(12,532)	(12,532)
CSN Madeira	618,368		618,368	189,283	(129,546)	59,737
CSN Cement					(15,200)	(15,200)
Namisa Europe	47,146		47,146	9,660	(9,705)	(45)
Prada	846,963		846,963	480,918		480,918
CSN Ibéria					(32,415)	(32,415)
CSN Cimentos	22,087		22,087	8,539		8,539
Sepetiba Tecon	2,896		2,896	1,985		1,985
GalvaSud	555,687		555,687	328,238		328,238
Cia. Metalic Nordeste	77,507		77,507	45,743		45,743
Inal Nordeste	44,338		44,338	23,228		23,228
ERSA				21,564		21,564
Aceros					(1,459)	(1,459)
IIF					(6,798)	(6,798)
Tangua					(11,278)	(11,278)
Island VIII					(347,993)	(347,993)
Exclusive investment funds					(677,400)	(677,400)

Total in 2009	3,012,585	9,330	3,021,915	1,784,042	(1,338,679)	445,363

Total in 2008	2,802,125	1,266,034	4,068,159	1,422,901	1,107,949	2,530,850

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

During 2009, the subsidiary CSN Export S.à.r.l. exported to the CSN subsidiaries, Lusosider in Portugal and CSN LLC in the United States, intermediated by third parties. These transactions and their effects were eliminated from the consolidated financial statements.

d) Other related parties

•  CBS Previdência

The Company is the main sponsor of CBS Previdência, not-for-profit civil association set up in July 1960, whose main purpose is to pay supplementary benefits to those paid by social security. As the CBS Previdência sponsor, CSN maintains payment transactions of contributions and actuarial liability recognition ascertained in defined benefit plans.

•  Fundação CSN

CSN develops socially responsible policies currently focused on Fundação CSN, whose sponsor is the Company. Transactions between the parties are related to operating and financial support for Fundação CSN to develop social projects, mainly in the localities where CSN operates.

•  Banco Fibra

Banco Fibra is under the same control structure of Vicunha Siderurgia, and financial transactions with this bank are limited to transactions in checking accounts and financial investments in fixed income.

The balances of transactions between the Company and these entities are shown as follows:

Assets and Liabilities

	Assets		Liabilities

	Banking checking
	account and financial		Actuarial	Other Accounts
Company	investment	Total	liabilities	Payable	Total

CBS Previdência			69,944		69,944
Fundação CSN	906	906		90	90
Banco Fibra	34	34

Total in 2009	940	940	69,944	90	70,034

Total in 2008	2	2	117,568	83	117,651

Income

	Revenues			Expenses

	Interest and monetary			Pension
	and exchange	Other		Fund	Other
Company	variations revenues	revenues	Total	Expenses	expenses	Total

CBS Previdência		190	190	76,420	66	76,486
Fundação CSN					1,305	1,305
Banco Fibra	225		225

Total in 2009	225	190	415	76,420	1,371	77,791

Total in 2008				20,215	3,439	23,654

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

e) Key-management personnel

Key management personnel are responsible for planning, directing and controlling the Company’s activities and include the members of the Board of Directors, statutory officers and other officers. The Company presents, in the table below, information on compensation and balances existing as of December 31, 2009.

	2009		2008		2009	2008

	Assets	Liabilities	Assets	Liabilities	Income	Income

Short-term benefits for employees and management		4,988		6,589	39,924	42,196
Post-employment benefits					297	430
Other long-term benefits	n/a	n/a	n/a	n/a
Benefits of labor agreement termination	n/a	n/a	n/a	n/a
Share-based compensation	n/a	n/a	n/a	n/a

		4,988		6,589	40,221	42,626

n/a – not applicable

     7. CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company

	2009	2008	2009	2008

Current assets
Cash and cash equivalents
Cash and Banks	142,045	232,065	31,023	68,753

Marketable Securities
In Brazil:
Exclusive investment funds			2,724,714	1,188,464
Government bonds (*)	3,339,972	1,395,692
Fixed income and debentures (**)	1,304,713	182,683	116,545	1,598

	4,644,685	1,578,375	2,841,259	1,190,062

Abroad:
Time Deposits	3,300,012	7,413,673	637	10,731

Total Marketable securities	7,944,697	8,992,048	2,841,896	1,200,793

Cash and Cash Equivalents	8,086,742	9,224,113	2,872,919	1,269,546

(*) 62.80% - National Treasury Notes

    13.01% - National Treasury Bills

    24.19% - Financial Treasury Bills

(**) Debentures: Investments in the jointly-controlled subsidiary MRS amounting to R$205,473 in Secured Debentures, with remuneration based on the variation of Interbank Deposit Certificates (CDI) in securities of Unibanco, Votorantim, Safra, Itaú BBA, Bradesco and ABN.

Fixed Income: CSN financial investments in the amount of R$116,545 and subsidiaries' investments in the amount of R$982,695.

The available financial funds in the Parent Company and subsidiaries established in Brazil are primarily invested in exclusive investment funds, whose cash is mostly invested in repurchase operations pegged to Brazilian government bonds, with immediate liquidity. Additionally, a significant portion of the financial funds of the Company and its subsidiaries abroad is invested in Time Deposits in first-tier banks.

The exclusive investment funds, managed by BTG Pactual Serviços Financeiros S.A DTVM, and its assets, are accountable for possible losses in investments and operations carried out. The Company may bear the fund’s operation fees (management, custody and audit fees) and it may also be called to back the shareholders’ equity in the event of losses resulting from interest rate, exchange rate or other financial asset variations.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

8.     TRADE ACCOUNTS RECEIVABLE

	Consolidated		Parent Company

	2009	2008	2009	2008

Domestic market	1,159,813	1,259,746	675,719	715,819

Foreign market	359,355	139,608	3,256	4,920

Advance on Export Contracts (ACE)		(140,220)		(140,220)
Allowance for doubtful accounts	(346,651)	(246,160)	(290,133)	(162,128)

	1,172 ,517	1,012 ,974	388,842	418,391

The Company also maintains other long-term accounts receivable, and among these assets 77% are debentures issued by Companhia Brasileira de Latas in 2002, in the amount of R$212,870. As of December 31, 2009, the Company held a provision for total loss for these debentures.

9.     INVENTORIES

	Consolidated		Parent Company

	2009	2008	2009	2008

Finished products	596,940	779,130	373,744	462,067
Work in process	501,891	720,258	433,922	695,383
Raw materials	578,936	1,189,815	421,772	830,123
Supplies	711,855	726,946	595,550	608,103
Advance to suppliers	129,836	220,666	77,337	84,568
Provision for losses	(53,145)	(23,354)	(44,796)	(18,546)
Materials in transit	122,633	9,314	98,012	3,164

	2,588,946	3,622,775	1,955,541	2,664,862

Certain items taken as obsolete, or with a low turnover, were the purpose of provisions for adjustment at realization value.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

10.   DEFERRED INCOME AND SOCIAL CONTRIBUTION TAXES

(a)   Deferred income and social contribution taxes

Deferred income and social contribution taxes are recognized in order to reflect future tax effects attributable to temporary differences between the tax base of assets, liabilities and the respective carrying value.

	Parent Company

	Deferred assets

	2009	2008

Tax losses in income tax	143,688	233,643
Negative basis of social contribution	54,574	83,855
Temporary differences	701,282	912,649
- Provision for contingencies	265,092	544,120
- Provision for losses in assets	39,173	35,072
- Provision for losses in inventories	15,231	6,306
- Provision for gains/losses in Financial Instruments	139,297	90,772
- Provision for payment of private pension plans	23,782	39,973
- Provision for interest on shareholders' equity	20,706	91,276
- Provision for long- term sales	6,806	2,383
- Provision for inputs and services	34,008	25,696
- Allowance for doubtful accounts	78,520	38,318
- Other	78,668	38,733

Total	899,544	1,230,147

Current	522,391	610,027

Noncurrent	377,153	620,120

Pursuant to CVM Rule 371/02, some companies of the group, recorded tax credits on tax loss carryforwards and negative basis of social contribution that are not subject to statute of limitations based on the history of profitability and on the expectations of future taxable income determined in technical valuation approved by the Management.

The Company has credits on tax losses in the amounts of R$143,688 and R$54,574 (R$233,643 and R$83,855 in 2008) on the parent company’s negative basis and R$156,934 and R$56,661, respectively, in the consolidated. For being subject to any material aspects that might change realization projections, the book value of deferred tax assets is reviewed monthly and projections are reviewed annually. These studies indicate the realization of these tax assets within the term established by said Instruction and within the 30% limit of the taxable income.

The tax benefit over goodwill of Nacional Minérios S.A., resulting in the merger of Big Jump, was R$1,391,858. In 2009, R$115,988 was realized, and in the following years (2010 to 2013) this realization will be R$278,372 per year. In 2014, the last year, the benefit will be R$162,382.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(b)   The sources of the deferred income and social contribution taxes of the Parent Company are shown as follows:

	Consolidated		Parent Company

	2009	2008	2009	2008

Income before income and social contribution taxes	3,285,970	6,728,948	2,744,320	6,629,470
Rate	34%	34%	34%	34%

Income and social contribution taxes at the combined tax rate	(1,117,230)	(2,287,842)	(933,069)	(2,254,020)
Adjustments to reflect the effective tax rate:
Benefit of Interest on shareholders’ equity - JCP	108,788	91,258	108,788	91,258
Equity income of subsidiaries at different rates or w hich are not taxable	169,314	1,224,964	441,498	1,336,033
Tax incentives	11,732	12,008	9,309	11,728
Tax credit records - IR and CSLL	(60,256)	51,096
Adjustments from installments of Law 11,941 and MP 470	252,838		252,153
Other permanent (additions) deductions	(56,244)	(46,283)	(54,422)	(40,338)

Income and social contribution taxes on net income for the year	(691,058)	(954,799)	(175,743)	(855,339)

Effective rate	21%	14%	6%	13%

(c)   Tax incentives

The Company benefits from tax incentives of income tax on income from the trade of manufactured products. These incentives were granted by the following Government bodies: Employee Meal Program, Rouanet Law, Tax Incentives from Audiovisual Activities, Child and Teenager Rights Funds and Incentive to Sports and Sports for the Disabled Projects, and, on December 31, 2009, they amounted to R$9,309 (R$11,728 in 2008) in the parent company and R$11,732 (R$12,008 in 2008) in the consolidated.

(d)   Transitional Tax Regime

The Transitional Tax Regime (RTT) will be effective until the law that rules tax effects of new accounting methods becomes effective, aiming at tax neutrality.

The regime is optional in calendar years 2008 and 2009, provided that: (i) it is applied to the two-year period 2008-2009, not to a single calendar year; and (ii) the option is expressed in the Statement of Corporate Economic-Financial Information (DIPJ).

The Company chose to adopt the RTT in 2008. As a consequence, for purposes of calculating the income tax and social contribution on net income for the years ended in 2009 and 2008, the Company used the prerogatives set forth in the RTT.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

11.   INVESTMENTS

a)     Direct interest in subsidiaries and jointly-owned subsidiaries

	2009					2008

				Net			Net
Companies	Number of shares		%	income		%	income
	(in units)		Direct	(loss)	Shareholders'	Direct	(loss)	Shareholders'

	Common	Preferred	interest	for the year	equity	interest	for the	equity

Steel
Cia. Metalic Nordeste	87,868,185	4,424,971	99.99	(3,553)	90,568	99.99	10,733	94,236
INAL Nordeste	43,985,567		99.99	(10,579)	36,958	99.99	2,004	41,537
CSN Aços Longos	240,278,171		99.99	(1,451)	268,475	99.99		36,807
GalvaSud	11,610,671,043		99.99	108,585	783,421	99.99	115,238	687,927
CSN Steel	480,726,588		100.00	(43,527)	1,414,208	100.00	58,352	1,926,587
CSN Overseas	7,173,411		100.00	27,039	1,005,117	100.00	90,744	1,305,054
CSN Panama	4,240,032		100.00	136,473	692,836	100.00	(136,810)	767,227
CSN Energy	3,675,319		100.00	635,848	920,618	100.00	(529,270)	511,574
CSN Export	1,036,429		100.00	(9,606)	207,613	100.00	29,540	178,466
Cia. Metalurgica Prada	3,155,036		100.00	(80,907)	483,657	100.00	(5,706)	628,073
CSN Islands VII	20,001,000		100.00	(14,963)	32,559	100.00	13,533	47,522
CSN Islands VIII	1,000		100.00	(2,089)	10,658	100.00	4,159	8,394
CSN Islands IX	1,000,000		100.00	(4,604)	(28)	100.00	(2,968)	2,560
CSN Islands X	1,000		100.00	6,666	(32,348)	100.00	(13,456)	(39,014)
CSN Islands XI	50,000		100.00	(24,381)	(18,277)
Tangua	15		100.00	(986,513)	248,943	100.00	(179,964)	7,184,305
International Investment Fund	50,000		100.00	31,649	107,615	100.00	(18)	3,475

Logistics
MRS Logística	188,332,667	151,667,313	22.93	605,730	1,669,836	22.93	663,190	1,551,827
Transnordestina Logística	790,526,537	45,513,333	84.34	(23,708)	530,589	84.50	(10,702)	287,998
Sepetiba Tecon	254,015,053		99.99	31,856	176,457	99.99	30,204	167,058
Itaguaí Logística	1,000,000		99.99	(2)	998	99.99	(365)	1,000
Energy
Itá Energética	520,219,172		48.75	50,011	636,193	48.75	35,160	598,060
CSN Energia	1,000		99.90	(1,965)	61,420	99.90	(9,799)	84,382
Mining
ERSA	34,236,307		99.99	(8,052)	14,719	99.99	4,958	27,481
Congonhas Minérios	5,010,000		99.99	381	5,900	99.99	437	5,519
Mineração Nacional	1,000,000		99.99	(2)	998	99.99	(433)	1,000
Nacional Minérios	475,067,405		59.99	917,128	9,828,637	59.99	198,516	8,103,235
Pelotização Nacional	1,000,000					99.99	(421)	1,000
Cement
CSN Cimentos	722,113,330		99.99	(29,179)	427,377	99.99	(6,430)	64,548

The amounts of income/loss and shareholders' equity for the year stated in this note refer to 100% of the companies’ income.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

b)     Investment breakdown

2008		2009

			Additions (write-offs)

	Opening balance							Closing
	of investments							of investments
	and allow ance	Capital		CPC 02	Equity pick-up and			and allowance
Companies	for loan losses	increase	Dividends	Adjustments	provision for losses	Other		for loan losses

Steel
Cia. Metalic Nordeste	94,228				(3,660)			90,568
INAL Nordeste	41,537	6,000			(10,579)			36,958
CSN Aços Longos	36,807	174,633			(1,451)	58,486	(4)	268,475
GalvaSud	687,927				108,585	(13,091)	(2)	783,421
CSN Steel	1,926,587			(485,322)	(43,527)	16,470	(1)	1,414,208
CSN Overseas	1,305,054			(332,689)	27,039	5,713	(1)	1,005,117
CSN Panama	767,227			(218,864)	136,473	8,000	(1)+(5)	692,836
CSN Energy	511,574			(255,688)	635,848	28,884	(5)	920,618
CSN Export	178,466	110,482		(71,729)	(9,606)			207,613
Cia Metalurgica Prada	628,073				(80,907)	(63,509)	(2)	483,657
CSN Islands VII	47,522				(14,963)			32,559
CSN Islands VIII	8,394				(2,089)	4,353	(4)	10,658
CSN Islands IX (*)	2,560	2,016			(4,604)			(28)
CSN Islands X (*)	(39,014)				6,666			(32,348)
CSN Islands XI (*)		6,104			(24,381)			(18,277)
Tangua	7,184,305				(986,513)	(5,948,849)	(9)	248,943
International Investment Fund	3,475				31,649	72,491	(8)	107,615

	13,384,722	299,235		(1,364,292)	(236,020)	(5,831,052)		6,252,593
Logistics
MRS Logistica	414,768		(111,843)		138,904	(58,907)	(8)	382,922
Transnordestina Logística	243,359	239,805			(20,447)	(15,189)	(7)	447,528
Sepetiba Tecon	167,058		(23,073)		32,472			176,457
Itaguaí Logística	1,000				(2)			998

	826,185	239,805	(134,916)		150,927	(74,096)		1,007,905
Energy
Itá Energética	291,554		(5,790)		24,380			310,144
CSN Energia	84,290		(20,968)		(1,963)			61,359

	375,844		(26,758)		22,417			371,503
Mining
ERSA	22,523				(8,052)	248	(6)	14,719
Congonhas Minérios	5,519				381			5,900
Mineração Nacional	1,000				(2)			998
Nacional Minérios	4,861,941	157	(278,301)		550,277	763,109	(1)+(3)	5,897,183

	4,890,983	157	(278,301)		542,604	763,357		5,918,800
Cement
CSN Cimentos	64,548	275,672			(29,179)	116,336	(4)	427,377

Total MEP	19,542,282	814,869	(439,975)	(1,364,292)	450,749	(5,025,455)		13,978,178

Other investments	31							31

Total investments	19,542,313	814,869	(439,975)	(1,364,292)	450,749	(5,025,455)		13,978,209

(*) Companies with allowance for losses in investments.

(1)  Other adjustments from subsidiaries in accordance with the rules of CPC 02 – classified into shareholders’ equity under translation accumulated adjustments.

(2)  Adjustment referred to Goodwill on downstream merger according to CVM Rule 319/99.

(3)  Equity pick up gain referring to the special goodwill reserve  on reverse merger of Big Jump.

(4)  Advance for Future Capital Increase.

(5)  Adjustment at fair value as a reflection of the investment recorded as available for sale (Riversdale Mining Ltd.).

(6)  Reclassification of proposed dividends for December 2008.

(7)  Percentage variation loss in April/09, June/09 and December/09.

(8)  Branch transfer - CPC 02.

(9)  Capital Decrease that took place from January to October 2009.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

c)     Other investments

•       The Company, through its subsidiary CSN Madeira, has indirect interest in Riversdale Mining Limited, a publicly-held company listed on the Australian Stock Exchange, with a 14.99% interest on December 31, 2009, corresponding to 28,750,598 capital stock shares. This investment was currently recorded as available for sale (see Note 31).

d)     Additional Information on the main operating subsidiaries

•       GALVASUD

Located in Porto Real, in the State of Rio de Janeiro, the Company has as its main corporate purpose all industrial, commercial and sales promotion activities related to: i) installation and operation of a steel products service center; ii) installation and operation of a hot-immersion galvanization line, iii) installation and operation of laser welding lines for the production of welded blanks destined for the automobile production; iv) just-in-time supply to the automotive industry; and v) promotion and sales of the products of the Company and of third parties, shareholders inclusively, to the automotive industry. Company merged into CSN in January 2010. See Note 31, Subsequent Events.

•       INAL NORDESTE

Based in Camaçari, State of Bahia, the Company has as its main purpose to reprocess and distribute the CSN steel products, operating as a service and distribution center in the Northeast region of the country.

•       COMPANHIA METALÚRGICA PRADA

Based in the city of São Paulo, Prada has branches in several states of the country and has as its main activities the rolled steel reprocessing and distribution, the manufacturing and trading of metallic products, manufacturing and trading of metallic packaging, as well as the import and export of these products.

On December 30, 2008, in order to achieve greater synergy, optimization of operations, cost reduction and, also, become more efficient, Prada incorporated the net assets of Indústria Nacional de Aços Laminados – INAL.

•       CIA. METALIC NORDESTE

The Company, with its head office located in Maracanaú, State of Ceará, has as its main corporate purpose the manufacturing of metallic packaging destined to the beverage industry.

Its operation unit can be characterized as one of the world’s most modern ones and counts on two different production lines: the can production line, whose raw material is tin-coated steel, supplied by the parent company CSN, and the lid production line, whose raw material is aluminum.

Its production is mainly geared towards the Brazilian northern and northeastern markets, with the surplus production of lids sold abroad.

The subsidiary received an incentive from PROVIN – Incentive Program for the Companies’ Operations, established by the Government of the State of Ceará, main purpose of which is the promotion of the industrial development and job generation in that State.

•       SEPETIBA TECON

Company whose objective is to exploit the No.1 Containers Terminal of the Itaguaí Port, located in Itaguaí, State of Rio de Janeiro. This terminal is linked to Presidente Vargas Steelworks by the Southeast railroad network, which is granted to MRS Logística.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Sepetiba Tecon was the winner of the auction that occurred on September 3, 1998 for the takeover of the terminal concession and this concession allows the exploitation of the aforementioned terminal for the term of 25 years, extendable for another term of 25 years.

•       CSN ENERGIA

Its main purpose is distributing and trading the surplus electric power generated by CSN and by companies, consortiums or other entities in which Company holds an interest.

CSN Energia holds a balance receivable related to the electric power sales under the scope of the Electric Power Trade Chamber (“Câmara de Comercialização de Energia Elétrica”) – CCEE, in the amount of R$54,224 (R$54,224 in 2008), which are due by concessionaires that present injunctions suspending the corresponding payments. Management understands that recording an allowance for doubtful accounts is not necessary in view of the judicial measures taken by the official entities of the sector.

•       CSN CIMENTOS

Based in Volta Redonda, State of Rio de Janeiro, CSN Cimentos has the production and trading of cement as its purpose. CSN Cimentos use as one of its raw material the blast furnace slag from the pig iron production of the Presidente Vargas Steelworks. The company started to operate on May 14, 2009 and its results are also related to remaining expenditures deriving from activities discontinued in 2002, when the Company name was FEM – Projetos, Construções e Montagens.

•       ESTANHO DE RONDÔNIA - ERSA

Ersa is a subsidiary based in the State of Rondônia, where it operates two units, one in the city of Itapuã do Oeste and the other one in the city of Ariquemes. The subsidiary’s mining operation for cassiterite (tin ore) is located in Itapuã do Oeste and the casting operation from which metallic tin is obtained, which is the raw material used in UPV for the production of tin plates, is located in Ariquemes.

•         TRANSNORDESTINA LOGÍSTICA

Transnordestina has as its main purpose the exploitation and development of the public rail cargo transport service for the Northeast network of Brazil.

Transnordestina entered into a concession agreement with the Federal Government on December 31, 1997 for a period of 30 years, extendable for another equal period. The agreement allows the development of the public service of exploitation of the northeast network which comprises seven States of the Federation in an extension of 4,534 km. The concession also comprises the lease of assets of Rede Ferroviária Federal S.A. (RFFSA) which serve this network and include, among others, constructions, permanent tracks, locomotives, railcars, vehicles, tracks and accessories.

On December 10, 2009, there was an increase in Transnordestina’s capital stock, with the issue of 124,831,721 common shares, which were subscribed and paid-up by the Company upon the capitalization of advance for future capital increase. As a consequence, CSN’s interest in Transnordestina increased to 84.34%, whereby the company was fully merged into the parent company.

e)     Additional information on the main jointly-owned subsidiaries

The amounts of the balance sheet and of the statement of income of the companies whose control is shared are shown as follows. These amounts were consolidated in the Company’s financial statements, in accordance with the interest described in item (a) of this note.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

	2009			2008

	NAMISA	MRS	ITASA	NAMISA	TRANSNORDESTINA	MRS	ITASA

Current assets	2,498,453	1,281,774	79,207	653,027	37,465	1,086,480	60,077
Noncurrent assets	9,761,700	3,589,593	882,126	8,530,730	590,303	3,505,537	935,540
Long-term assets	8,477,713	700,242	4,184	7,267,099	46,725	651,421	5,657
Investments, property, plant and equipment and deferred charges	1,283,987	2,889,351	877,942	1,263,631	543,578	2,854,116	929,883

Total Assets	12,260,153	4,871,367	961,333	9,183,757	627,768	4,592,017	995,617

Current liabilities		1,516,128	117,447	490,141	44,441	1,362,579	117,628
Noncurrent liabilities	1,755,997	1,685,403	207,693	590,381	295,329	1,677,611	279,929
Shareholders’ equity	9,828,637	1,669,836	636,193	8,103,235	287,998	1,551,827	598,060

Total liabilities and shareholders' equity	12,260,153	4,871,367	961,333	9,183,757	627,768	4,592,017	995,617

	2009			2008

	NAMISA	MRS	ITASA	NAMISA	TRANSNORDESTINA	MRS	ITASA

Net Revenue	1,338,932	2,275,978	226,453	655,847	75,219	2,955,007	209,492
Cost of goods sold and services rendered	(843,688)	(1,217,998)	(73,583)	(499,705)	(63,404)	(1,676,572)	(58,666)

Gross income (loss)	495,244	1,057,980	152,870	156,142	11,815	1,278,435	150,826
Operating income (expenses)	(187,445)	(118,866)	(51,676)	98,540	(4,967)	60,746	(52,726)
Net financial income	1,015,063	(51,995)	(25,509)	(145,841)	(17,550)	(320,752)	(45,031)

Income (loss) before income and social contribution taxes	1,322,862	887,119	75,685	108,841	(10,702)	1,018,429	53,069
Current and deferred income and social contribution taxes	(405,734)	(281,389)	(25,674)	89,675		(355,239)	(17,909)

Net income (loss) for the year	917,128	605,730	50,011	198,516	(10,702)	663,190	35,160

•       NACIONAL MINÉRIOS – NAMISA

Headquartered in Congonhas, state of Minas Gerais, the NAMISA main purpose is the production, purchase and sale of iron ore. NAMISA sells its products mainly in the foreign market. NAMISA’s main operations are developed in the municipalities of Congonhas, Ouro Preto, Itabirito and Rio Acima, state of Minas Gerais, and in Itaguaí, state of Rio de Janeiro.

In December 2008, CSN sold 2,271,825 shares of the voting capital of Nacional Minérios S.A. (“NAMISA”) to  Big Jump Energy Participações S.A. ("Big Jump"), whose shareholders are the companies Posco e Brazil Japan Iron Ore Corp (Itochu Corporation, JFE Steel Corporation, Sumitomo Metal Industries, Ltd., Kobe Steel Ltd., Nisshin Steel Co. Ltd., Nippon Steel). Subsequently to this sale, Big Jump subscribed new shares, paying in cash the total of US$3.041.473 thousand, corresponding to R$7,286,154 thousand, R$6,707,886 thousand of which were recorded as goodwill at the subscription of the shares.

Due to the new corporate structure of the jointly-owned subsidiary, in which Big Jump holds 40% and CSN 60% and, due to the shareholders’ agreement entered into between the parties, CSN consolidated NAMISA in a proportional manner.

Continuing the restructuring process of Namisa, on July 30, 2009, the jointly-controlled subsidiary merged its parent company Big Jump Energy Participações S.A. Said merger did not change the  company’s shareholding structure.

•       MRS LOGÍSTICA

The Company’s main purpose is to exploit, by onerous concession, the public rail cargo transport service in the right of way of the Southeast network, located in the stretch connecting Rio de Janeiro, São Paulo and Belo Horizonte, of Rede Ferroviária Federal S.A. - RFFSA, privatized on September 20, 1996. CSN paid in Namisa 10% of its interest in MRS, and decreased this direct interest from 32.93% to 22.93%.

In addition to this direct interest, the Company also holds an indirect interest of 6% through Nacional Minérios S.A. – Namisa, a proportionally consolidated company, and 4.3377% through International Investment Fund.

MRS may also exploit modal transportation services regarding the rail transport and take part in developments aiming at the extension of rail transport services granted.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

To provide the services which are the purpose of the concession obtained for a 30-year period, as from December 1, 1996, and extendable for another equal period at the exclusive discretion of the grantor, MRS leased from RFFSA, for the same period of the concession, the assets necessary to operate and maintain rail cargo transportation activities.

•       ITÁ ENERGÉTICA S.A. - ITASA

Itasa holds a 60.5% interest in the Itá Consortium, which was created for the exploitation of the Itá Hydroelectric Power Plant pursuant to the concession agreement of December 28, 1995, and its Addendum 1 dated July 31, 2000, entered into between the consortium holders (Itasa and Centrais Geradoras do Sul do Brasil - Gerasul, formerly called Tractebel Energia S.A.) and the Brazilian Agency for Electric Energy (ANEEL).

CSN holds 48.75% of the subscribed capital and the total amount of common shares issued by Itasa, a special purpose entity (SPE) originally established to make feasible the construction of the Itá Hydroelectric Power Plant, the contracting of the supply of goods and services necessary to carry out the venture and the obtainment of financing through the offering of the corresponding guarantees.

f)      Additional information on indirect interests abroad

•       COMPANHIA SIDERURGICA NACIONAL - LLC

Incorporated in 2001 with the assets and liabilities of the extinct Heartland Steel Inc., headquartered in Wilmington, State of Delaware – USA, it has an industrial plant in Terre Haute, State of Indiana – USA, where there is a  complex comprising a cold rolling line, a hot pickling line for spools and a galvanization line. CSN LLC is a wholly-owned indirect subsidiary of CSN Panama.

•       LUSOSIDER

Incorporated in 1996 in succession to Siderurgia Nacional – a company privatized by the Portuguese government that year. Lusosider is the only Portuguese company of the steel sector to produce cold-re-rolled flat steel, with a corrosion-resistant coating. The company presents in Paio Pires an installed capacity of around 550 thousand tonnes/year to produce four large groups of steel products: galvanized plate, cold-rolled plate, pickled and oiled plate.

Products manufactured by Lusosider may be used in the packaging industry, civil construction (piping and metallic structures), and in home appliance components.

•       RIVERSDALE MINING LIMITED

Incorporated in 1986, Riversdale Mining Limited is a mining company listed on the Australian Stock Exchange. Riversdale Mining intends to develop a diversified mining company, focusing on growth by investing in mining opportunities. The company has a coal mine in South Africa, and a reserve in Mozambique, among other mines.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

12.   PROPERTY, PLANT AND EQUIPMENT

	Consolidated

	Depreciation, depletion and amortization rate (% p.a.)	Cost	Accumulated depreciation, depletion and amortization	Residual value

				2009	2008

Machinery and equipment	2.98 to 8.14	7,961,895	(1,736,098)	6,225,797	5,294,887
Mines and mineral deposits	0.06 to 1.44	5,332	(981)	4,351	5,207
Buildings	2.11 to 4.00	1,534,307	(196,284)	1,338,023	1,010,856
Furniture and fixtures	8.06 to 14.87	126,165	(103,750)	22,415	24,794
Land		126,719		126,719	132,578
Property, plant and equipment in progress		2,089,253		2,089,253	2,366,255
Other assets	4.00 to 20.00	1,948,523	(609,551)	1,338,972	1,249,200

		13,792,194	(2,646,664)	11,145,530	10,083,777

	Parent Company

Machinery and equipment	8,82	6.611.051	(1.289.871)	5.321.180	4.484.433
Mines and mineral deposits	0,06	2.323	(4)	2.319	2.321
Buildings	3,68	788.004	(59.904)	728.100	526.950
Furniture and fixtures	10,00	102.059	(86.412)	15.647	17.590
Land		83.875		83.875	85.368
Property, plant and equipment in progress		1.107.449		1.107.449	1.598.458
Other assets	20,00	248.555	(88.940)	159.615	172.228

		8.943.316	(1.525.131)	7.418.185	6.887.348

The changes made to property, plant and equipment between December 31, 2009 and 2008 are as follows:

Consolidated

	Net 2008					Accumulated depreciation	Translation adjustment into reais	Net 2009
		Addition	Transfers	Write-offs	Other

Equipment and facilities	5,294,887	774,999	828,860	(22,978)		(602,726)	(47,245)	6,225,797
Mines and mineral deposits	5,207					(856)		4,351
Buildings	1,010,856	14,265	376,836	(181)		(51,619)	(12,134)	1,338,023
Furniture and fixtures	24,794	1,872	306	(24)		(3,912)	(621)	22,415
Land	132,578	4,479	(5,972)				(4,366)	126,719
Property, plant and equipment in progress	2,366,254	1,060,237	(1,305,710)	(26,658)	(3,920)		(950)	2,089,253
Other	1,249,201	140,907	105,680	(20,653)	(6)	(132,232)	(3,925)	1,338,972

Total property, plant and equipment	10,083,777	1,996,759		(70,494)	(3,926)	(791,345)	(69,241)	11,145,530

Parent Company

	Net					Accumulated	Net
	2008	Addition	Transfers	Write-offs	Other	depreciation	2009

Equipment and facilities	4,484,433	753,754	638,673	(21,384)		(534,296)	5,321,180
Mines and mineral deposits	2,321					(2)	2,319
Buildings	526,950	10,199	217,515			(26,564)	728,100
Furniture and fixtures	17,591	827	57			(2,828)	15,647
Land	85,368	4,479	(5,972)				83,875
Property, plant and equipment in progress	1,598,456	384,019	(850,812)	(21,372)	(2,842)		1,107,449
Other	172,229	11,152	539	(16,977)		(7,328)	159,615

Total property, plant and equipment	6,887,348	1,164,430		(59,733)	(2,842)	(571,018)	7,418,185

a)            The loan costs that were capitalized in the Parent Company amounted to R$82,713 (R$144,130 in 2008) and R$85,260 (R$148,021 in 2008) in the consolidated. These costs are determined on the financing contracts for the mining, cement and long steel projects.

b)            The assets provided as collateral for financial operations totaled R$47,985 on December 31, 2009 and 2008.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

c)             The depreciation for the period is materially allocated to production cost in the amount of R$558,471 in 2009 (R$486,611 in 2008).

13.   INTANGIBLE ASSETS

	Consolidated

					Notional value

	Useful life	Amortization		Accumulated	2009	2008
	terms	annual rates %	Cost	amortization

Software	05 years	20	48,717	(24,838)	23,879	25,527
Goodwill from expected future profitability			753,917	(320,216)	433,701	501,269

			802,634	(345,054)	457,580	526,796

					Parent Company

					Notional value

	Useful life	Amortization		Accumulated	2009	2008
	terms	annual rates %	Cost	amortization

Software	05 years	20	20,172	(8,178)	11,994	12,912
Goodwill from expected future profitability			283,528	(206,928)	76,600	23,137

			303,700	(215,106)	88,594	36,049

Software: This is valued at the cost of acquisition, less accumulated amortization and, when applicable, less impairment losses.

Goodwill: The goodwill economic basis is the expected future profitability and, in accordance with the new pronouncements, these amounts are not amortized in the accounting as from January 1, 2009, when they started to be subject only to impairment tests.

	Balance in 2008	Tax benefit as per CVM Rule 319/99			Additions /Write- offs	Balance in 2009

Goodwill on investments		Provision	Equity pick-up	Transfer related to deferred IR/CSLL			Investor

Parent Company
Ersa (**)	23,137				(23,137)		CSN
Galvasud			13,091			13,091	CSN
Prada (***)			63,509			63,509	CSN
Subtotal parent company	23,137		76,600		(23,137)	76,600
Galvasud
CSN I (*)	19,837	(13,091)		(6,746)			GalvaSud
Prada
Inal (*)	86,412	(63,509)		(22,903)			Prada
Onomatopéia	9,814			(9,814)			Prada
NAMISA
CFM (***)	339,616				21	339,637	Namisa
Cayman do Brasil	7,481					7,481	Namisa
ITASA	14,972				(4,989)	9,983

Total consolidated	501,269	(76,600)	76,600	(39,463)	(28,105)	433,701

(*) Recording of provision in the merging company to reflect the adjustments set forth in CVM Rule 319/99.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(**) Recording of provision for impairment amounting to R$23,137 in June 2009.

(***) As described in Note 3, the Company conducted a study of the recoverability of the tax benefit on goodwill on the acquisition of subsidiaries, and did not find it necessary to record impairment on said assets.

For subsidiary Namisa the discounted cash flow method was used, based on projections of the company’s official budget with the following assumptions:

a) exchange rate – R$1.78 in 2010; R$1.91 in 2011; R$1.99 in 2012 and between R$2.05 and R$2.30 as of 2013.

b) sales volumes = considering the expansion plans already in progress.

c) prices = the Company took benchmarking prices in consideration (Vale Sinter Feed, Tubarão, External Market, Asia) restated by the inflation projected in the period.

For subsidiary Prada the market value method was used, supported by a technical study conducted by the Company.

14.   DEFERRED CHARGES

In compliance with Law 11,638/07 and the CPC Technical Pronouncement 13, the Company maintains a record of the remaining balance of deferred assets referring to pre-operating expenses recognized up to December 31, 2007.

These assets will be kept in the Company’s accounting up to their total amortization and/or write-off due to impairment. As of December 31, 2009, the balance of these assets was R$28,514 (R$34,531 in 2008) in the Parent Company and R$33,469 (R$42,482 in 2008) in the consolidated.

15.   LOANS, FINANCING AND DEBENTURES

	Consolidated				Parent Company

	Current liabilities		Noncurrent liabilities		Current liabilities		Noncurrent liabilities

	2009	2008	2009	2008	2009	2008	2009	2008

FOREIGN CURRENCY
Long-term loans
ACC	233,837	2,190,556		241,553	233,837	2,190,556		241,554
Pre-payment	309,437	275,084	2,872,698	1,963,539	590,442	307,561	4,470,437	4,402,184
Perpetual Bonds	26,191	35,152	1,305,900	1,752,750
Fixed Rate Notes	62,857	51,261	2,960,040	2,220,150	690,896	18,962	2,155,612	3,855,522
Import Financing	80,148	121,733	122,161	212,474	58,284	80,640	58,292	98,467
BNDES/Finame	19,796	8,639	75,241	106,641	17,479	8,290	67,615	100,286
Other noncurrent liabilities	27,826	247,203	126,870	133,421	28,204	11,692	74,887	13,671

	760,092	2,929,628	7,462,910	6,630,528	1,619,142	2,617,701	6,826,843	8,711,684

LOCAL CURRENCY
Long-term loans
BNDES/Finame	280,802	248,361	1,634,920	1,223,306	181,348	187,492	953,492	695,900
Debentures	30,659	44,429	624,570	632,760	21,592	33,947	600,000	600,000
Pre-payment	31,217	2,224	1,400,000	100,000	31,217	2,224	1,400,000	100,000
CCB	19,782		2,000,000		19,782	104,693	2,000,000
Other noncurrent liabilities	18,488	41,152	93,442	94,504	1,568	6,961	7,833	4,200

	380,948	336,166	5,752,932	2,050,570	255,507	335,317	4,961,325	1,400,100

Total loans and financing	1,141,040	3,265,794	13,215,842	8,681,098	1,874,649	2,953,018	11,788,168	10,111,784

Derivatives	77,147	(304,607)	18,730	(7,565)	(150,025)	(235,230)
Transacion costs	(27,121)		(62,162)		(23,568)		(56,060)

Total loans, financing, derivatives and transaction costs	1,191,066	2,961,187	13,172,410	8,673,533	1,701,056	2,717,788	11,732,108	10,111,784

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2009, funding transaction costs are as follows:

	Consolidated

	Short-term	Long-term	TJ (1)	TE (2)

Fixed rate notes	3,700	4,661	6.88% up to 10%	10.01% up to 10.7%
BNDES	2,236	11,022	1.3% up to 3.2% + TJLP	1.44% up to 9.75%
Pre-payment	6,015	22,469	6.25% up to 8.62%	6.75% up to 10.08%
CCB	13,843	23,072	117.5% CDI	11.33%
Other	1,327	938	103.6% CDI	12.59%

Total	27,121	62,162

	Parent Company

	Short-term	Long-term	TJ (1)	TE (2)

Fixed rate notes	701	2,104	1.5% up to 10%	10.01% up to 10.7%
BNDES	1,856	8,246	1.3% up to 3.2% + TJLP	1.44% up to 9.75%
Pre-payment	5,840	21,700	6.25% up to 8.62%	6.75% up to 10.08%
CCB	13,843	23,072	117.5% CDI	11.33%
Other	1,328	938	103.6% CDI	12.59%

Total	23,568	56,060

(1)           IR – contracted annual interest rate

(2)           TE – effective transaction rate

As of December 31, 2009, funding transaction costs to be recorded in the result for subsequent periods are presented as follows.

						Consolidated

	2011	2012	2013	2014	2015	After 2015

Fixed rate notes	1,088	1,088	1,088	387	224	786
BNDES	1,980	4,341	1,980	618	300	1,802
Pre-payment	6,015	6,015	6,015	4,353	73
CCB	13,843	9,229
Other	753	185

Total	23,679	20,858	9,083	5,358	597	2,588

	Parent Company

	2011	2012	2013	2014	2015	After 2015

Fixed rate notes	701	701	701
BNDES	1,856	1,856	1,856	577	300	1,802
Pre-payment	5,840	5,840	5,840	4,178
CCB	13,843	9,229
Other	753	185

Total	22,993	17,811	8,397	4,755	300	1,802

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2009, the principal of long-term loans, financing and debentures presents the following composition, by year of maturity:

	Consolidated		Parent Company

2011	2,123,107	16.0%	2,099,057	17.8%
2012	3,760,038	28.4%	3,736,737	31.7%
2013	2,234,338	16.9%	2,457,450	20.8%
2014	1,080,312	8.2%	1,256,349	10.7%
2015	835,367	6.3%	399,467	3.4%
After 2015	1,895,510	14.3%	1,839,108	15.6%
Perpetual Bonds	1,305,900	9.9%

	13,234,572	100.0%	11,788,168	100.0%

Loans, financing and debentures are subject to interest, the annual rates of which, as of December 31, 2009, are presented as follows:

	Consolidated		Parent Company

	Local Currency	Foreign Currency	Local Currency	Foreign Currency

Up to 7%	167,064	4,914,931		5,944,501
From 7.1 to 9%	957,227	182,960	579,491	1,084,691
From 9.1 to 11%	1,290,233	3,076,387	1,186,341	1,416,794
Above 11%	249,812	47,408
Derivatives		95,876		(150,025)
Variable	3,469,544	1,317	3,450,999

	6,133,880	8,318,879	5,216,831	8,295,961

		14,452,759		13,512,792

Percentage composition of total loans, financing and debentures, by currency/index of origin:

	Consolidated		Parent Company

	2009	2008	2009	2008

Local Currency
CDI	28.75	5.68	30.14	4.71
IGPM	0.23	0.37		0.67
TJLP	13.26	10.14	8.40	5.65
IGP-DI	0.07	0.08	0.07	0.07
Other indexes	0.13	20.06
	42.44	36.33	38.61	11.10

Foreign Currency
US dollar	57.53	65.60	57.49	74.67
Yen			3.90	14.22
Euro	0.03	0.09
Other currencies		(2.02)		0.01
	57.56	63.67	61.39	88.90

	100.00	100.00	100.00	100.00

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

In July 2005, the Company issued perpetual bonds amounting to US$750 million through its subsidiary CSN Islands X Corp. These indefinite maturity bonds pay 9.5% p.a. and the Company has the right to settle the transaction at its face value after 5 years, on the maturity dates for the interest. Up to the closure of these financial statements, the Company’s Management did not intend to settle this operation in the foreseeable future.

The guarantees provided for loans comprise fixed asset items, sureties, bank guarantees and securitization operations (exports), as shown in the following table and do not include the guarantees provided to subsidiaries and jointly-owned subsidiaries mentioned in Note 18.

	2009	2008

Property, plant and equipment	47,985	47,985
Personal guarantee	74,612	95,254
Imports	41,964	83,853
Securitizations (exports)	206,125	117,369

	370,686	344,461

The following table shows the amortization and funding in the current year:

2009

Opening balance	14,549,180
Funding	7,671,696
Amortization	(3,700,866)
Other (*)	(4,067,251)

Closing balance	14,452,759

(*) Including exchange and monetary variations.

a) Loans and financing with certain financial institutions have limiting contractual clauses (covenants) that are common in financial contracts in general, which the Company has properly complied with as of December 31, 2009. Some of the main covenants are informed as follows:

In export and import financing operations:

“The Company must maintain all authorizations necessary to comply with the obligations established in the contract.”

“The Company undertakes to export in an amount sufficient to cover the principal and interest added  value due on the respective payment dates.”

In Export Credit Notes issued in favor of Banco do Brasil S.A. and Banco Nossa Caixa S.A.

“The Company undertakes to export steel products in general and/or iron ore in an amount sufficient to cover the principal of the operation.”

In financing obtained with the Brazilian Development Bank – BNDES

“The Company undertakes to prove the investment of own funds established in the project.”

 “The Company undertakes not to promote acts or measures which may jeopardize or change the economic-financial equilibrium of the loan Beneficiary.”

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Debenture issuances:

 “The Company must immediately notify the Fiduciary Agent on the call for any general debenture holders’ meeting by the issuer.”

b) The Company and its subsidiaries also assume covenants which are specific to certain contracts, but usual in operations of the same nature, which had also been complied with as of December 31, 2009. As follows:

Covenants of the Company and subsidiaries for Eurobonds issued by its subsidiaries:

“In foreign currency and debt operations represented by securities traded on stock exchanges outside Brazil, the Company must not constitute guarantees on its assets, except for those allowed in the operation agreements, without simultaneously guaranteeing the notes.”

CSN Islands IX Corp., CSN Islands X Corp. CSN Islands XI Corp. (Eurobonds): “The issuer must not assume debts, except for those represented by the notes, or debts representing commissions, costs or indemnifications due in accordance with the established in the operation documentation.”

Company’s covenant in Bank Letter of Credit (“CCB”) with Caixa Econômica Federal:

“The Company shall maintain in the process of collection, at Caixa Econômica Federal, receivables in the amount of 25% of the operation’s outstanding balance.”

Restrictive covenants applicable to the Company’s subsidiaries:

CSN Export S.à.r.l (Securitization): “CSN Export must not assume debts except for those established in the operation documentation and debts resulting from law and which do not have a materially adverse effect.”

On July 2, 2009, CSN (1) notified the creditors of 2003-1 tranche notes on its irrevocable intention of performing the early redemption of such notes, settlement of which occurred on August 5 and (2) started a consent solicitation process with creditors related to the 2004-1 and 2005-1 tranche notes of the Securitization program, in order to obtain from the latter  consent or waiver in relation to the following matters: (i) inclusion of iron ore receivables in the Securitization program; (ii) adoption of flexible dates for the performance of  early redemption of notes; (iii) change in a few export coverage ratios provided for in the program; and (iv) disregard of Accumulation Events occurred in the 21st and 23rd quarters of the program, for possible characterization purposes of early amortization event. On August 5, 2009, the Bank of New York Mellon confirmed to have received the creditors’ consents for both tranches in sufficient amount to approve all the  aforementioned matters. Notwithstanding having obtained said approvals, the Company’s temporary fund allocation this quarter (up to the amount corresponding to twice the debt service) to an account managed by the custodian bank (Accumulation Event in the amount of R$70,829) due to the insufficient level of exposure to comply with certain export coverage ratios in the 23rd quarter of the program (ended on April 30, 2009) shall be maintained until the Company resumes compliance with the coverage ratios originally provided for in the securitization program agreements.

Transnordestina (BNDES financing): “Transnordestina commits not to change, without prior and express authorization of BNDES, its share control.”

16.   DEBENTURES

Fourth issue

As approved at the Board of Directors Meeting held on December 20, 2005 and ratified on April 24, 2006, the Company issued, on February 1, 2006, 60,000 non-convertible and unsecured debentures, in one single tranche, with a unit face value of R$10. These debentures were issued in the total issuance value of R$600,000. The credits from the negotiations with the financial institutions were received on May 3, 2006.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Compensation interest is applied on the face value of these debentures corresponding to 103.6% of the Clearing House for the Custody and Financial Settlement of Securities (Cetip) Interbank Deposit Certificate (CDI), and the maturity of the face value is scheduled for February 1, 2012, without early redemption option.

The indentures of this debenture issue contain covenants – usual in this kind of operation – which have been duly complied with by the Company and are described below:

a)             Provision of information: the Company must provide to the trustee any information that the latter may reasonably require the former in up to ten business days counting from the date of the respective requirement;

b)             Audit: the Company must submit, pursuant to the law, its accounts and balance sheets to examination by an independent audit firm registered with CVM; and

c)             General Debenture holders’ Meeting: it must immediately notify the trustee on the call for any General Meeting by the Issuer.

17.   FINANCIAL INSTRUMENTS

I – Identification and appraisal of financial instruments

The Company operates with several financial instruments, from which the most relevant are funds available, including financial investments, trade accounts receivable, accounts payable to suppliers and loans and financing. In addition, the Company also operates with derivative financial instruments, especially exchange swap and interest rate swap operations.

Considering the nature of instruments, excluding derivative financial instruments, the fair value is basically determined by applying the discounted cash flow method. The amounts recorded in current assets and liabilities either have acid test ratio or are mostly due in three-month periods or less. Given the term and characteristics of these instruments, which are systematically renegotiated, book values are close to fair values.

II – Cash and cash equivalents, financial investments, accounts receivable, other current assets and accounts payable

Amounts recorded are close to realization amounts.

III - Investments

These mainly consist of investments in publicly-held companies, recorded at fair value and classified as available for sale, in which the Company has strategic interest.

IV -          Financial risk management policy

The Company has and follows a risk management that provides guidance on transactions and requires the diversification of transactions and counterparts. According to this policy, the nature and general position of financial risks is regularly monitored and managed with the purpose of evaluating results and the financial impact on cash flow. Credit limits and the quality of the counterparts’ hedge are also periodically revised.

The Company’s risk management policy was established by the Board of Directors. According to this policy, market risks are hedged when it is considered necessary to support the corporate strategy or when it is necessary to maintain the financial flexibility level.

Under the risk management policy, the Company manages some of the risks by using derivative instruments. The Company's risk policy forbids speculative trades and short sales.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

V – Liquidity risk

This is the risk that the Company might not have sufficient cash to honor its financial commitments, due to term or volume mismatch between receipts and expected payments.

In order to manage cash liquidity in domestic and foreign currency, disbursement and future receipts assumptions were established and are daily monitored by the Treasury.

VI – Exchange rate risk

Although most of the Company’s revenues are denominated in Brazilian Reais, as of December 31, 2009, R$8,223,002 or 57% of the Company’s consolidated loans and financing were denominated in foreign currency (R$9,560,155 or 66% in 2008). As a result, the Company is subject to variations in exchange and interest rates and it manages the risk of the fluctuations in the amounts in Brazilian Reais that will be necessary to pay the obligations in foreign currency using a number of financial instruments, including cash invested in dollar and derivatives (derivative contracts without financial leverage, such as foreign currency swaps and futures contracts.

VII – Derivatives

a) Policies for the use of hedging derivatives

The Company’s financial policy reflects the liquidity parameters, credit and market risk approved by the Audit Committee and Board of Directors. The use of derivative instruments, with the purpose of preventing interest rate and foreign exchange rate fluctuations from having a negative impact on the Company’s balance sheet and statement of income, should comply with these same parameters. Pursuant to the Company’s internal rules, this financial investment policy was approved and is managed by the Board of Executive Officers.

As a routine, the Board of Executive Officers presents and discusses, at the meetings of the Board of Executive Officers and Board of Directors, the Company’s financial positions. Pursuant to the Bylaws, significant amount operations require previous approval by the Company’s Management. The use of other derivative instruments is subject to prior approval by the Board of Directors. In this context, considering that equity instruments historically present higher yield than fixed income instruments, and with the purpose of reducing third party capital cost, the Company contracted a total return equity swap operation on ADRs of its own issuance, which was settled on August 13, 2009.

In order to finance its activities, the Company often resorts to capital markets, either domestic or international ones, and due to the debt profile it seeks, part of the Company’s debt is pegged to foreign currency, mainly to the U.S. dollar, which motivates the Company to seek hedge for its indebtedness through derivative financial instruments.

In order to contract financial instruments and derivatives with the purpose of hedge in compliance with the structure of internal controls, the Company adopts the following policies:

•                     continuous ascertainment of the exchange exposure, which occurs by means of the assessment of assets and liabilities exposed to foreign currency, within the following terms: (i) accounts receivable and payable in foreign currency; (ii) cash and cash equivalents and debt in foreign currency;

•                     presentation of the Company’s financial position and foreign exchange exposure, as a routine, at meetings of the Board of Executive Officers and of the Board of Directors which approve this hedging strategy; and

•                     contracting of hedge derivative operations only with first-tier banks;

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company’s consolidated net exposure to the foreign exchange rate as of December 31, 2009 is shown as follows:

2009

Consolidated
(amounts in US$ thousand)

Cash and cash equivalents abroad	1,925,602
Accounts receivable - foreign market clients	184,970
Advances to suppliers	31,944
Securitization reserve fund	72,416
Other assets	240,192

Total assets	2,455,124
Loans and financing	(4,597,472)
Suppliers	(33,642)
Other liabilities	(36,073)

Total liabilities	(4,667,187)
Gross exposure	(2,212,063)

Notional value of contracted derivatives	2,169,000

Net exposure	(43,063)

The results obtained with these operations are in accordance with the policies and strategies defined by the Company’s Management.

b) Main risks resulting from the Company’s operations

•       Interest rate risk

The Company has short and long-term liabilities, indexed to floating interest rates and inflation indexes. Due to this exposure, the Company may maintain derivatives to manage these risks better.

•       Credit risk

The exposure to credit risk of financial institutions complies with the parameters established in the Company’s financial policy. The exposure to credit risk of our clients and suppliers complies with the parameters established by the Company’s credit policy.

Since part of the Companies’ funds is invested in Brazilian government bonds, there is also exposure to the Company’s credit risk.

In order to mitigate market risks, as foreign exchange and interest rate, the Company’s Management contracts operations with derivatives, as shown below:

•         Libor x CDI swap transactions

The purpose of these transactions is to hedge liabilities indexed to US Dollar Libor from Brazilian interest rate fluctuations. The Company has basically executed swaps of its liabilities indexed to Libor, in which it receives interest of 1.25% p.a. on the notional value in dollar (long position) and pays 96% of the Interbank Deposit Certificate – CDI on the notional value in Reais on the date of the contracting (short position). The notional value of these swaps as of December 31, 2009 was US$150,000 thousand, hedging an export pre-payment operation in the same amount. The gains and losses from these contracts are directly related to exchange (dollar), Libor and CDI fluctuations. They are related to operations in the Brazilian over-the-counter market, in general, having first-tier financial institutions as counterparts.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2009, the position of these contracts is as follows:

a)     Outstanding operations

		Notional value US$ thousand	Valuation - 2009 (R$ thousand)		Fair value (market) (R$ thousand)	Amount payable or receivable in the period (R$ thousand)

Date of	Counterparts	2009	Long-	Short-	2009	Amount payable
maturity			term	term

2/12/2010	CSFB	150,000	254,787	(256,971)	(2,184)	(2,184)

b)     Settled operations

		Notional value		Valuation - 2009		Valuation - 2008		Fair value (market) (R$ thousand)
		US$ thousand		(R$ thousand)		(R$ thousand)

Date of maturity	Counterparts	2009	2008	Long-term	Short-term	Long- term	Short- term	2009	2008	Amount paid

2/12/2009	CSFB	150,000	150,000	257,290	(262,062)	256,524	(258,398)	(4,772)	(1,874)	(2,898)
5/12/2009	CSFB	150,000		256,121	(260,398)			(4,277)		(4,277)
8/12/2009	CSFB	150,000		255,783	(259,894)			(4,111)		(4,111)
11/12/2009	CSFB	150,000		255,356	(259,331)			(3,975)		(3,975)

				1,024,550	(1,041,685)	256,524	(258,398)	(17,135)	(1,874)	(15,261)

The net position of the aforementioned contracts is recorded in a specific derivative account in the loans and financing group as loss in the amount of R$2,184 as of December 31, 2009 and its effects are recognized in the Company’s financial result as loss in the amount of R$17,445.

•         Real-U.S. Dollar Commercial Exchange Rate Futures Contract

It seeks to hedge foreign-denominated liabilities against the Real variation. The Company may buy or sell commercial U.S. dollar futures contracts on the Commodities and Futures Exchange (BM&F) to mitigate the foreign currency exposure of its US dollar-denominated liabilities. The specifications of the Real-U.S. dollar exchange rate futures contract, including detailed explanation on the contracts’ characteristics and calculation of daily adjustments, are published by BM&F and disclosed on its website (www.bmf.com.br). As of December 31, 2009, the Company had a long position in its exclusive investment fund of US$649,500 thousand. During the year, the Company paid R$1,396,772 and received R$1,165,209 in adjustments, thus having a loss of R$231,563. Gains and losses from these contracts are directly related to the currency fluctuations.

As of December 31, 2009, the position of these operations is as follows:

	Notional value US$
	thousand	Fair value	Amount payable or receivable in the period

Description	2009	2009	Amount received in R$	Amount paid in R$

Purchase commitment Foreign currency (US Dollar futures)	649,500	187	1,165,209	(1,396,772)

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

IX- Exchange swap transactions

Exchange swap transactions aim to protect its liabilities denominated in foreign currency against the fluctuation of the Real. The Company carried out swaps of its U.S. dollar-denominated liabilities, in which the Company will receive the difference between the exchange variation observed in the period plus interest rate which ranges between 4.35% and 9.00% p.a., multiplied by the notional value (long position) and pays interest based on the Interbank Deposit Certificate – CDI, on the amount in Reais of the notional value on the date of the contracting (short position). The notional value of these swaps as of December 31, 2009, was US$1,519,500 thousand (US$1,530,000 thousand in 2008). The gains and losses from these contracts are directly related to exchange (dollar) and CDI fluctuations. These transactions are related to operations in the Brazilian over-the-counter market, primarily having first-tier financial institutions as counterparts, contracted within exclusive investment funds.

As of December 31, 2009, the position of these contracts is as follows:

a)     Outstanding operations

	Notional value (US$ thousand)		Valuation - 2009 (R$ thousand)		Fair value (market)(R$ thousand)	Amount payable or receivable in the year (R$ thousand)

Counterparts	2009	Operation maturity	Long-term position	Short-term position	2009	Amount payable/paid

Santander	1,024,500	1/4/2010 and 3/5/2010	1,788,212	(1,824,172)	(35,960)	(35,960)
Goldman Sachs	300,000	1/4/2010	523,270	(527,928)	(4,658)	(4,658)
Itau BBA	130,000	1/4/2010	226,753	(228,968)	(2,215)	(2,215)
Westlb	65,000	1/4/2010	113,379	(114,569)	(1,190)	(1,190)

	1,519,500		2,651,614	(2,695,637)	(44,023)	(44,023)

b)     Settled operations

		Notional value US$ thousand		Valuation - 2009		Valuation - 2008		Fair value (market)(R$ thousand)		Amount payable or receivable in the year (R$ thousand)
				(R$ thousand)		(R$ thousand)

Date of settlement	Counterparts	2009	2008	Long-term position	Short-term position	Long- term position	Short-term position	2009	2008	Amount receivable/ received	Amount payable/paid

1/2/2009 to 12/11/2009	Itau BBA	2,901,000	1,121,000	5,774,873	(5,770,016)	2,638,918	(2,471,637)	4,857	167,281	19,288	(181,712)
1/2/2009 to 12/1/2009	Santander	4,532,500	182,000	8,322,594	(8,539,139)	430,244	(429,500)	(216,546)	744	5,360	(222,649)
1/13/09 to 8/24/2009	ABN Amro	195,000	195,000	398,264	(353,741)	465,853	(335,894)	44,524	129,959		(85,435)
1/2/09 to 12/11/2009	Goldmam Sachs	670,000	30,000	1,199,378	(1,239,072)	71,369	(71,509)	(39,694)	(140)	1,912	(41,466)
7/1/2009 to 12/1/2009	Westlb	575,000		1,040,812	(1,073,609)			(32,797)			(32,797)

		8,873,500	1,528,000	16,735,921	(16,975,577)	3,606,384	(3,308,540)	(239,656)	297,844	26,560	(564,059)

The net position of the aforementioned contracts is recorded in a specific derivative account in the loans and financing group as loss in the amount of R$44,023 in 2009 (gain of R$295,972 in 2008) and its effects are recognized in the Company’s financial result as loss in the amount of R$581,523. The jointly-owned subsidiary MRS Logística has derivative (swap) operations which caused proportional losses to the Company’s interest, in the amount of R$65,249 recognized in CSN’s consolidated balance for 2008.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

X - Methods and assumptions used to calculate and measure financial instruments - derivatives

•         Foreign exchange swap transactions, Libor x CDI swap transactions

The Company uses an exclusive fund for its foreign exchange swap operations. The fund’s manager, Banco BTG Pactual, calculates and discloses the market value of the fund assets (NAV – Net Asset Value) on a daily basis, using the following pricing methodology to ascertain the market value of the foreign exchange swap.

Dollar

Pricing Methodology

The first step in order to calculate the swap is to correct its notional financial value at the foreign exchange rate variation.

The second step consists of calculating which value the corrected notional value would have on the maturity date.

The third and last stage of the calculation is to carry the swap value on the maturity date to the calculation date.

Combining all steps in one single equation we would have the following:

FinSwapcalc	Swap’s financial value on calculation date
FinNocSwap	Swap’s notional financial value (initial financial value)
FinNocSwapcorr	Swap’s notional financial value restated to calculation date
FinSwapvcto	Swap’s estimated financial value on maturity
PtaxVcalc	Sale PTAX800 on calculation date. Source: Brazilian Central Bank
PtaxVini	Sale PTAX800 on initial swap date. Source: Brazilian Central Bank
DCvcto.ini	Days elapsed between initial swap and maturity
DCvcto.hoje	Days elapsed between initial swap and calculation date
i	Swap’s remuneration rate
tx	Current market foreign exchange coupon rate. Primary Source: BM&F

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The rates used for all swaps are the ones disclosed by BM&F. In their absence, or in situations of liquidity squeeze or systemic crisis situations, coupons of the government bonds of each of the respective indexes are used as a notion for calculation. In the absence of the rate for the specific vertex to be calculated, the BM&F interpolated rates are used.

The Libor x CDI swap was directly contracted by the Company and, therefore, its market value was calculated as follows:

•         Long position (purchased): carried to future value at current Libor and discounted at present value by the prefixed US Dollar curve.

•         Short position (sold): carried to future value at current CDI and discounted at present value by the prefixed Brazilian Real curve.

The data sources for the mark-to-market of these instruments are the following: BBA (British Bankers Association), BM&F, BOVESPA and CETIP, and all data were taken from Bloomberg.

XI - Sensitivity analysis

For the consolidated exchange operations with dollar fluctuation risk, based on the foreign exchange rate as of December 31, 2009 of R$1.7412 per US$1.00, were estimated for five scenarios:

- Scenario 1: rate of R$1.7536 per R$1.00;

- Scenario 2: (25% of Real appreciation) rate of R$1.3059 per US$1.00;

- Scenario 3: (50% of Real appreciation) rate of R$0.8706 per US$1.00;

- Scenario 4: (25% of Real devaluation) rate of R$2.1765 per US$1.00;

- Scenario 5: (50% of Real devaluation) rate of R$2.6118 per US$1.00.

	2009

	Risk	US$ Notional value	Scenario 1	Scenario 2	Scenario 3	Scenario 4	Scenario 5

			1.7536	1.3059	0.8706	2.1765	2.6118
Exchange Sw ap	U.S. Dollar fluctuation	1,519,500	18,810	(661,438)	(1,322,877)	661,438	1,322,877

Sw ap CDI vs. Libor	U.S. Dollar fluctuation	(1,254)	(16)	546	1,092	(546)	(1,092)

U.S. dollar futures	U.S. Dollar fluctuation	649,500	8,040	(282,727)	(565,455)	282,727	565,455

Exchange position - functional currency BRL	U.S. Dollar fluctuation	(1,021,269)	(12,642)	444,558	889,117	(444,558)	(889,117)
(including the foreign exchange derivatives above)
Consolidated exchange position	U.S. Dollar fluctuation	(43,063)	(533)	18,745	37,491	(18,745)	(37,491)
(including the foreign exchange derivatives above)

(*) Source: U.S. Dollar futures closing rate of February 2010 on December 31, 2009.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

XII – Classification of financial instruments

	2009				2008

			Loans and				Loans and
Consolidated - R$ thousand		Fair value	receivables -	Other liabilities -		Fair value	receivables -	Other liabilities -
		through profit and	effective	Amortized cost		through profit	effective interest	Amortized cost
	Balances	loss	interest rate	method	Balances	and loss	rate	method

Assets
Current
Cash and cash equivalents	8,086,742	8,086,742			9,224,113	9,224,113
Net accounts receivable	1,186,315		1,186,315		1,086,557		1,086,557
Guarantee (margin) of financial instruments					2,473,976	2,473,976

Noncurrent
Marketable securities					23,370	23,370
Other securities receivable	64,524		64,524		137,287		137,287
Liabilities
Current
Loans and financing	1,083,260			1,083,260	3,257,627			3,257,627
Debentures	30,659			30,659	44,428			44,428
Derivatives	77,147	77,147			(304,607)	(304,607)
Suppliers	504,223			504,223	1,939,205			1,939,205
Salaries and social contribution	134,190			134,190	117,994			117,994
Equity sw ap financial instrument					1,596,394	1,596,394
Dividends, Interest on shareholders' equity and profit sharing	1,633,891			1,633,891	1,851,933			1,851,933
Noncurrent
Loans and financing	12,529,110			12,529,110	7,948,338			7,948,338
Debentures	624,570			624,570	632,760			632,760
Derivatives	18,730	18,730			(7,565)	(7,565)

18.   FINANCIAL INSTRUMENTS ASSOCIATED TO OTHER FINANCIAL ASSET PRICE FLUCTUATION RISKS

Total return equity swap contracts

On August 13, 2009, the Company presettled the total return equity swap operation contracted as of September 5, 2008, as approved by the Board of Directors on July 8, 2009.

Issuance date	Agreement maturity date	Reference value (US$	Assets	Liabilities	Assets	Liabilities	Market value

			2009	2009	2008	2008	2009	2008

9/5/2008	8/13/2009	1,050,763	1,364,812	(1,934,741)	888,661	(2,485,053)	(569,929)	(1,596,392)

Despite this operation’s accumulated losses from September 5, 2008 up to the date of its settlement, in the amount of R$569,929, during 2009 the operation generated a profit totaling R$1,026,465.

Swap contract without cash, had as counterpart Banco Goldman Sachs International, was pegged to 29,684,400 American Depositary Receipts (“ADR”) of Companhia Siderúrgica Nacional (long position) and Libor of 3 months + spread of 0.75% p.a. (short position).

The gains and losses from this contract were directly related to foreign exchange fluctuations, the Company’s ADRs and Libor quotation. This instrument was recorded in other accounts payable in the balance sheet, and gains and loss, by accrual period, in the Company’s financial results.

This operation had deposit related to the guarantee margin with the counterpart in the amount of US$593,410 remunerated daily at the FedFund rate, and this deposit was released on the operation settlement date. The guarantee margin was recorded in the other accounts receivable in the Company’s current assets.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

19.   SURETIES AND GUARANTEES

The Company has the following liabilities with its subsidiaries and jointly-owned subsidiaries, in the amount of R$4,863 million (R$4,597 million in 2008), for guarantees provided:

	In million

Currency	Currency	2009	2008	Maturity	Conditions

Transnordestina		253.0	241.4	11/11/2009 to 11/15/2020	BNDES loan guarantee
Transnordestina	R$	45.0		5/21/2010	BNDES FNE loan guarantee
Transnordestina	R$	2.8		12/9/2010	To guarantee the responsibility of the Use Permit Agreement betw een Transnordestina and Temar
CSN Cimentos S.A.	R$	27.0	27.0	Indefinite	To guarantee the Warrantee’s liability in the writ of summons, pledge, appraisal and registration
CSN Cimentos S.A.	R$	26.1	7.9	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Prada	R$	9.9	9.9	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
Prada	R$	0.2	0.2	Indefinite	To guarantee the Warrantee’s liability regarding ICMS
Prada	R$	0.1		Indefinite	To guarantee the payment of tax assessment notice 03.009135-9 (ICMS)
Prada	R$	0.4	0.4	1/3/2012	To guarantee the Warrantee's liability regarding the purchase and sale of electric power
Prada	R$	1.2		3/10/2010	To guarantee the Private Instrument of Termination and acknow ledgment of indebtedness as of 9/9/2005
Metalic	R$		0.9	Indefinite	To guarantee the Warrantee’s liability 2006.24557-7 to the Revenue Service of the Ceará State
CSN Energia	R$	1.0	1.0	Indefinite	To guarantee the Warrantee’s liability regarding Tax Foreclosure
CSN Energia	R$	3.3		3/22/2010	To guarantee interest in aeolian energy auction
Itá Energética S.A.	R$	93.7		9/15/2013	BNDES loan guarantee
Sepetiba Tecon	R$	5.0	5.0	6/1/2010	To guarantee the Warrantee’s liability in the rendering of guarantee agreement nº 181020518
Sepetiba Tecon	R$	1.9		1/15/2012	BNDES loan guarantee
Sepetiba Tecon	R$	61.5		9/26/2011	Surety in Commercial Note 40/00048-6
Sepetiba Tecon	R$	15.0	15.0	5/5/2011	Guarantee by CSN in the issue of export credit note

Total in R$		547.1	308.7

CSN Islands VIII	US$	550.0	550.0	12/16/2013	Guarantee in Bond issue
CSN Islands IX	US$	400.0	400.0	1/15/2015	Guarantee in Bond issue
CSN Islands X	US$	750.0	750.0	Perpetual	Guarantee in Bond issue
Cinnabar	US$		20.0	10/29/2009	Guarantee in Import Loan
CSN Madeira	US$		76.8	8/21/2009	Guarantee in Import Loan
Namisa	US$	20.0	20.0	12/31/2009	Guarantee in agreement for the rendering of external guarantee
Aços Longos	US$	8.7	17.3	12/31/2011	Letter of Credit for equipment acquisition
CSN Cimentos	US$	0.2	0.9	3/30/2010	Letter of Credit for equipment acquisition
CSN Islands XI	US$	750.0		9/21/2019	Guarantee in Bond issue

Total in US$		2,478.9	1,835.0

20.   TAXES PAID IN INSTALLMENTS

a)            Tax recovery program (Refis)

On November 26, 2009, the Company and its subsidiaries joined the Tax Recovery Programs set forth by Law 11941/09 and Provisional Measure 470/09, aiming at regulating tax liabilities through a special payment system whereby it might pay its tax and social security liabilities in installments.

The Management’s decision also took into consideration the matters ruled by superior courts, as well as the assessment of its external advisors as to the possibility of success in lawsuits in progress.

In 2009, companies recorded the adjustments necessary to be made in the provisions, as well as reductions in debits set forth in special programs, considering:

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

(i) The range of debits included in special programs, whose accounting effects took place in 2009.

				Consolidated

Nature	Principal	Interest	Charges	Total

Debits offset with IPI credit-premium	1,253,273	886,696	1,625,443	3,765,412
Migration of ordinary installment	345,742	294,172	69,656	709,570
Sundry debits	48,532	66,031	494,363	608,926

Total	1,647,547	1,246,899	2,189,462	5,083,908

			Parent Company

Nature	Principal	Interest	Charges	Total

Debits offset with IPI credit-premium	1,253,273	886,696	1,625,443	3,765,412
Migration of ordinary installment	343,293	291,993	68,659	703,945
Sundry debits	47,749	65,226	494,311	607,285

Total	1,644,315	1,243,915	2,188,413	5,076,642

(ii)     The adhesion to special tax programs reduced the amount payable from fines, interest and legal charges owed previously, resulting in a positive effect on income before corporate income tax and social contribution on net income in the amount of R$505,853 thousand in the parent company and R$507,633 thousand in the consolidated, which were recorded in the financial income and other operating revenues and expenses (see Notes 25 and 26).

(iii)    The new debit value after the application of reductions related to the tax program of Law 11,941/09 was offset with court deposits related to these lawsuits. These debits are still subject to validation by the proper authorities, which will take place in 2010. The remaining balance will be paid in 180 monthly installments as of the consolidation of debits by the authorities.

As for debits recorded pursuant to Provisional Measure 470/09, these are being paid in 12 installments as of November 2009.

On December 31, 2009, the position of debits payable from Refis, recorded in taxes paid in installments was R$824,342 in the parent company and R$826,842 in the consolidated.

b)            Taxes paid in installments

In 2008, jointly-owned subsidiary MRS Logística renegotiated the payment schedule of the ICMS debit with the State of Minas Gerais to be paid in 120 installments, and it is regularly complying with the payment.

On December 31, 2009, this installment was at R$192,579 (183,698 in 2008).

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

21.   PROVISIONS AND JUDICIAL DEPOSITS

The Company is currently party, at the competent situations, to several proceedings involving actions and complaints of a number of issues. The breakdown of the amounts recorded as provisions and the respective judicial deposits related to those actions are shown as follows:

			2009			2008

	Judicial Deposits	Liabilities provisioned	Net Provisions	Judicial Deposits	Liabilities provisioned	Net Provisions

Current liabilities
Provisions:
Labor	(66,278)	131,032	64,754	(43,331)	105,095	61,764
Civil	(30,956)	41,625	10,669	(21,818)	44,704	22,886

Parent Company	(97,234)	172,657	75,423	(65,149)	149,799	84,650

Consolidated	(106,055)	189,517	83,462	(69,434)	161,144	91,710

Noncurrent
Provisions:
Labor					15,308	15,308
Environmental	(282)	116,309	116,027	(207)	71,361	71,154
Tax		15,753	15,753		1,266	1,266

	(282)	132,062	131,780	(207)	87,935	87,728
Legal liabilities questioned in court:
Tax
IPI premium credit	(1,227,892)	1,227,892		(1,196,822)	2,227,203	1,030,381
CSLL credit on exports		1,240,158	1,240,158		1,156,830	1,156,830
SAT		50,880	50,880		66,650	66,650
Education Allowance	(33,121)	33,121		(33,121)	33,121
CIDE	(27,674)	27,674		(27,390)	27,390
Income tax / “ Plano Verão”	(20,892)	20,892		(20,892)	20,892
Other provisions	(35,930)	108,203	72,273	(6,894)	107,436	100,542

	(1,345,509)	2,708,820	1,363,311	(1,285,119)	3,639,522	2,354,403
Parent Company	(1,345,791)	2,840,882	1,495,091	(1,285,326)	3,727,457	2,442,131

Consolidated	(1,386,248)	2,955,214	1,568,966	(1,297,475)	3,819,026	2,521,551

Total Parent Company	(1,443,025)	3,013,539	1,570,514	(1,350,475)	3,877,256	2,526,781

Total Consolidated	(1,492,303)	3,144,731	1,652,428	(1,366,909)	3,980,170	2,613,261

The change in provisions for contingencies for the years ended December 31, 2009 and 2008, are as follows:

					Consolidated

Nature	2008	Additions	Correction	Utilization	2009

Civil	62,114	26,305	8,651	(37,070)	60,000
Labor	151,732	64,642	43,000	(102,314)	157,060
Tax	3,594,856	1,313,088	157,600	(2,393,868)	2,671,676
Environmental	73,961	50,001	7,907	(12,726)	119,143
Pension Plan	97,508	52,005	19,169	(31,830)	136,852

Total	3,980,170	1,506,041	236,327	(2,577,808)	3,144,731

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

				Parent Company

Nature	2008	Additions	Correction	Utilization	2009

Civil	44,704	25,568	7,903	(36,550)	41,625
Labor	120,403	31,192	27,746	(48,309)	131,032
Tax	3,574,137	1,313,070	151,139	(2,364,653)	2,673,693
Environmental	71,361	49,766	7,907	(12,725)	116,309
Pension Plan	66,651		16,046	(31,817)	50,880

Total	3,877,256	1,419,596	210,741	(2,494,054)	3,013,539

The provisions for civil, labor, tax, environmental and social security liabilities were estimated by the Company’s Management substantially based on the opinion of its legal counsel, and only the cases classified as risk of probable loss were recorded. Additionally, the provisions include tax liabilities arising from actions taken on the Company’s initiative, plus SELIC (Special Settlement and Custody System) interest.

The Company and its subsidiaries are defendants in other judicial and administrative proceedings (labor, civil and tax) in the approximate amount of R$4.6 billion, R$3.2 billion of which corresponds to tax proceedings, R$0.4 billion to civil actions and R$1.0 billion to labor and social security lawsuits. According to the Company’s legal counsel, these administrative and legal proceedings are assessed as possible risk of loss. These proceedings were not provided for in accordance with the Management’s judgment and with accounting practices adopted in Brazil.

a) Labor proceedings

As of December 31, 2009, the Company was defendant in 9,417 labor claims, with a provision in the amount of R$131,032 (R$120,403 in 2008). Most of the pleadings of the actions are related to joint and/or subsidiary liability, wage parity, additional allowances for unhealthy and hazardous activities, overtime and differences related to the 40% fine on FGTS (severance pay) resulting from the federal government’s economic plans and profit sharing differences from 1997 to 1999 and from 2001 to 2003.

b) Civil proceedings

Among the civil judicial proceedings to which the Company is party, there are mainly actions with indemnification request. Such proceedings, in general, arise from occupational accidents and diseases related to the Company’s industrial activities. A provision in the amount of R$41,625 as of December 31, 2009 (R$44,704 in 2008) was recorded for proceedings involving civil matters.

c) Environmental liabilities

As of December 31, 2009, the Company has a provision in the amount of R$116,309 (R$71,361 in 2008) for use in expenses related to services for environmental investigation and recovery of areas potentially polluted within the Company’s plants in the States of Rio de Janeiro, Minas Gerais and Santa Catarina.

d) Tax proceedings

•  Income and Social Contribution Taxes

(i) Plano Verão - The parent company claims the recognition of the financial-tax effects on the calculation of the income and social contribution taxes on net income, related to the 51.87% inflation write-down of the Consumer Price Index (IPC), which occurred in January and February 1989 (“Plano Verão”).

In 2004, the proceeding was concluded and a final and unappealable decision was reached, granting to CSN the right to apply the index of 42.72% (January 1989), from which the 12.15% already applied should be deducted. The use of the index of 10.14% (February 1989) was also granted. The proceeding is currently under expert inspection.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

CSN maintains a judicial deposit in the amount of R$339,215 as of December 31, 2009 (R$336,826 in 2008) and a provision of R$20,892 (R$20,892 in 2008), which represents the portion not recognized by the courts.

(ii) Social Contribution on Net Income - Exports – In February 2004, the Company filed a lawsuit in order to be exempted from the social contribution payment on its export revenues/earnings, as well as obtaining a court authorization to be able to repeat/offset all social contribution values that had been improperly paid on export  revenues/earnings since the publication of the Amendment 33/2001, which provided a new wording to Article  149, paragraph 2 of CF/88, when establishing that “social contributions will not levy on revenues resulting from exports”.

In March 2004, a preliminary injunction was issued, later confirmed in a court decision, which authorized the exclusion (of the CSLL calculation basis) only from the profit from exports.

Said decision was renewed by the 4th Panel of the 2nd Regional Federal Court (TRF), which overruled the writ claimed by the Parent Company. An Extraordinary Appeal was filed against this decision, whose progress was suspended until the Brazilian Federal Court (STF) files an appeal in files of the Extraordinary Appeal 564,413 (leading case), in which the existence of a general rebound of this very constitutional issue was acknowledged.

In December 2008, the Company received a Collection Letter of the amounts referred to the exclusion of “revenues” on the CSLL calculation basis. Consequently, the Company’s Management approved the adhesion of the Collection Letter to the tax recovery program set forth by Law 11,941/2009 (REFIS), and also the litigation continuity about the main principle, related to the non-levy of CSLL on export profit, currently awaiting decision by the STF in files of RE 564,413 (leading case).

Up to December 31, 2009, the amount of suspended liability and the credits offset based on the aforementioned proceeding was R$1,240,158 (R$1,156,830 in 2008), plus Selic interest rate.

•  Contribution for intervention in the Economic Domain - CIDE

The parent company questions the legality of Law 10168/00, which established the payment of CIDE on the amounts paid, credited or remitted to beneficiaries not resident in Brazil, for royalties or remuneration purposes on supply contracts, technical assistance, trademark license agreement and exploitation of patents.

The lower court decision was unfavorable, which was ratified by the 2nd Regional Federal Court (TRF). Appeals for Clarification of Judgment were filed, which were rejected, and an Extraordinary Appeal was filed at STF, which is awaiting decision as to its admissibility.

Due to adverse decisions and benefits from reduction of fines and interest rates, the Company’s Board of Directors approved the adhesion of said litigation to the tax recovery program of Law 11,941/2009. After having applied the benefits of this program, the Company also maintains judicial deposits in the amount of R$5,614, out of which R$2,895 refer to excess deposits after the application of REFIS reductions that may be offset with other debits discussed in court by the taxpayer or converted into income. On December 31, 2009, there is a provision in the amount of R$27,674 (R$27,390 in 2008), which includes legal charges.

•  Education allowance

The parent company challenged the unconstitutionality of the education allowance and the possible recovery of the amounts paid in the period from January 5, 1989 to October 16, 1996. The proceeding was judged unfounded, and the Federal Regional Court maintained its unfavorable decision, which is final and unappealable.

In view of this fact, CSN attempted to pay the amount due, but FNDE and INSS did not reach an agreement about who should receive it. A fine was also demanded, but CSN did not agree on it.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

CSN filed new proceedings questioning the above-mentioned facts and deposited in court the amounts due. In the first proceeding, the 1st level sentence judged partially favorable the CSN pleading, in which the Judge removed the amount of the fine, maintaining, however, the SELIC rate. The Company presented brief of respondent to the defendant’s appeal, and appealed concerning the SELIC rate.

The amount provided for and deposited in court as of December 31, 2009 and 2008 totals R$33,121.

•  Workers’ Compensation Insurance - SAT

The parent company is challenging in court the increase in the SAT rate from 1% to 3% and is also contests the raise in SAT for purposes of Contribution to Special Retirement, whose rate was set at 6%, in accordance with the legislation, for employees who are exposed to harmful agents.

As for the first proceeding mentioned above, the lower court decision was unfavorable and the proceeding is under judgment in the 2nd Region of the Federal Regional Court. As for the second proceeding it ended up unfavorably for the Company, and the total amount due in this proceeding of R$33,077, which was deposited in court, was converted into revenue for the benefit of INSS.

The amount provided for as of December 31, 2009, totals R$50,880 (R$66,650 in 2008), which includes legal additions and is exclusively related to the process of rate difference from 1% to 3% for all establishments of the Company. Due to the probability of losing of this discussion, the Company’s Board of Directors approved the adhesion of said discussions to the installment payment set forth by Law 11941/09.

•  IPI premium credit on exports

The Brazilian tax laws allowed companies to recognize IPI premium credit until 1983, when the Brazilian government, through Executive act, cancelled these benefits, prohibiting companies to use these credits.

The parent company challenged the constitutionality of this act and filed a claim to obtain the right to use the IPI premium credit on exports from 1992 to 2002, once only laws enacted by the legislative branch may cancel or revoke benefits prepared by prior legislation.

In August 2003 the Company obtained a favorable lower court decision, authorizing the use of the credits aforementioned. The national treasury appealed against this decision and obtained a favorable decision, and the Company then filed a special and extraordinary appeal against this decision at the Superior Court of Justice and at the Federal Supreme Court, respectively.

Between September 2006 and May 2007, the Brazilian Treasury filed 5 tax foreclosures and 3 administrative proceedings against the Company requesting the payment in the amount of approximately R$3.8 billion on December 31, 2009, related to the payment of taxes which were offset with IPI premium credits.

On August 29, 2007, CSN offered property to be levied upon treasury shares in the amount of R$536 million. 25% of this amount will be replaced by judicial deposits in monthly installments performed up to December 31, 2007 and as these substitutions take place, it was requested that the equivalent amount in shares be released from the levy of execution for the share price determined at the closing price of the day prior to the deposit. The requirement was pending decision.

In March 2009, Letters of Guarantee were also offered in the amount of R$830 million, which aimed to replace the levy of execution upon securities carried out as of the disclosure of dividend payment. The prevalence of guarantee in treasury shares, bank surety or cash to be deposited judicially has not yet been decided by the 2nd Region Regional Federal Court.

On August 13, 2009, the Federal Supreme Court issued a decision with effects of general repercussion establishing that the IPI Premium Credit was only effective up to October 1990. Thus, the credits determined after 1990 were not recognized, and, in view of this court decision, the Company’s Board of Directors approved the adhesion of said issues to the tax recovery programs of tax debits pursuant to the Provisional Decree 470/09 and Law 11941/09, in which there is the advantage of reduced fines, interest and legal charges.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The Company held accrued the amount of credits already offset, increased by default charges up to September 30, 2009 (R$2,227,203 in 2008). The new debit value after the application of reductions set forth in the program of Law 11941/09, was offset with court deposits related to said operations, resulting in an excess deposits amounting to R$516,215 after the application of REFIS reductions, which may be offset by other debits discussed in court by the taxpayer or converted into income. Such debits are not yet subject to validation by the proper authorities, which will take place in mid-2010.

Debits registered pursuant to MP 470/09 are being paid in 12 installments as of November 2009.

•  Other

The parent company also recorded provisions for proceedings related to Severance Pay (FGTS) - Supplementary Law 110, COFINS Law 10833/03, PIS - Law 10637/02 and PIS/COFINS - Manaus Free-Trade Zone, amount of which totaled R$72,124 as of December 31, 2009 (R$100,540 in 2008), which includes legal accruals.

Regarding the Cofins debit Law 10833/03, the Company’s Board of Executive Officers approved the adhesion of said discussions to the tax recovery program Law 11941/09. The Parent Company maintained a provision in the amount of credits already offset, increased by default charges up to September 30, 2009 (R$38,612 in 2008). The new debit value after the application of reductions set forth in the program of Law 11941/09, was offset by court deposits related to said operations, resulting in an excess deposits amounting to R$9,141 after the application of REFIS reductions, which may be offset by other debits discussed in court by the taxpayer or converted into income. Such debits are not yet subject to validation by the proper authorities yet, which will take place in mid-2010.

22.   SHAREHOLDERS’ EQUITY

 i. Paid-in capital stock

The Company’s fully subscribed and paid-in capital stock as of December 31, 2009 amounted to R$1,680,947 (R$1,680,947 as of December 31, 2009), split into 755,179,610 common book-entry shares, with no par value. Each share is entitled to one vote in the resolutions of the General Meeting.

ii. Authorized capital stock

The Company’s bylaws in force as of December 31, 2009, determine that the capital stock can be increased up to 1,200,000,000 shares, by decision of the Board of Directors.

iii. Legal reserve

Recorded at the proportion of 5% on the net income determined in each period, pursuant to Article 193 of Law 6404/76. The Company reached the limit for recording the legal reserve, as determined by the current legislation.

iv.  Treasury shares

The Board of Directors authorized several share repurchase programs, with the purpose of holding those shares in treasury for subsequent disposal and/or cancellation, which are shown as follows:

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

Board authorization	Number of shares authorized	Program term	Number of shares acquired	Shares cancellation	Average weighted acquisition cost	Maximum and minimum acquisition cost	Balance in treasury

12/21/2007	4,000,000	From 1/23/2008 to 2/27/2008 (1)			Not applicable	Not applicable	34,734,384
3/20/2008	10,800,000(2)	Up to 4/28/2008			Not applicable	Not applicable	34,734,384
5/6/2008	10,800,000	Up to 5/28/2008			Not applicable	Not applicable	34,734,384
6/2/2008	10,800,000	Up to 6/26/2008			Not applicable	Not applicable	34,734,384
6/27/2008	10,800,000	From 6/30/2008 to 7/29/2008			Not applicable	Not applicable	34,734,384
8/1/2008	10,800,000	From 8/4/2008 to 8/27/2008			Not applicable	Not applicable	34,734,384
9/26/2008	10,800,000	From 9/29/2008 to 10/29/2008	10,800,000(3)		29.40	24.99 and 41.85	45,534,384
12/3/2008				10,800,000(4)	Not applicable	Not applicable	34,734,384
12/3/2008	9,720,000	From 12/4/2008 to 1/4/2009			Not applicable	Not applicable	34,734,384
1/7/2009	9,720,000	From 1/8/2009 to1/28/2009			Not applicable	Not applicable	34,734,384
2/2/2009	9,720,000	From 2/3/2009 to 2/25/2009			Not applicable	Not applicable	34,734,384
7/20/2009	29,684,400	up to settlement of Equity Sw ap(5)	29,684,400(5)		45.49	45.49	64,418,784
8/21/2009				8,539,828(6)	Not applicable	Not applicable	55,878,956
9/14/2009				29,684,400(7)	Not applicable	Not applicable	26,194,556
12/18/2009	14,437,405	From 12/18/2009 to 1/15/2010 (8)			Not applicable	Not applicable	26,194,556

(1) The start of this program only occurred after the cancellation of shares approved at the Extraordinary General Meeting (AGE) held on January 22, 2008.

(2) As from this share repurchase program the number of shares informed already reflects the split and cancellation of shares approved at the AGE held on January 22, 2008.

(3) All shares acquired in this program were repurchased as from October 2008.

(4) The Extraordinary General Meeting held on December 3, 2008 approved the cancelation of 10,800,000 treasury shares, without reducing the Company’s capital stock.

(5) The Board of Directors approved the acquisition by the Company, through a private operation, of 29,684,400 ADRs previously held by Goldman Sachs due to an operation called “Total Return Equity Swap Transaction”, for the settlement price that was defined based on the weighted average of the price of the Company’s shares in the 30 floors sessions prior to the settlement date, translated into U.S. dollars by using the spot dollar translation rate of the business day immediately prior to the settlement date, as per the CVM Board’s decision – Proceeding RJ2009/5962. On August 13, the operation was settled and the ADRs were repurchased, converted into common shares and subsequently cancelled.

(6) The Extraordinary General Meeting held on August 21, 2009 approved the cancelation of 8,539,828 treasury shares, without reducing the capital stock.

(7) The Extraordinary General Meeting held on September 14, 2009 approved the cancelation of 29,684,400 treasury shares for the historical cost of acquisitions at the unit price of R$25.28, without reducing the capital stock.

(8) On December 18, 2009, the Board of Directors authorized the opening of a new share buyback program issued by the Company itself, to be held in treasury for subsequent sale or cancellation; up to the closure of the these statements the Company had not yet repurchased the shares.

As of December 31, 2009, the position of treasury shares was as follows.

Number of shares acquired (in units)	Total amount paid for the shares	Share unit cost			Share market value at 12/31/2009 (*)

		Minimum	Maximum	Average

26,194,556	R$ 1,191,559	R$ 45.49	R$ 45.49	R$ 45.49	R$ 1,466,895
(*) Average quotation of shares on BOVESPA as of December 31, 2009 at the value of R$56 per share.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

v. Shareholding structure

As of December 31, 2009, the Company’s shareholding structure was as follows:

	2009

	Number of Common Shares	Total % of shares	% excluding treasury shares

Vicunha Siderurgia S.A.	348,859,995	46.20%	47.86%
Caixa Beneficente dos Empregados da CSN - CBS	35,490,867	4.70%	4.87%
BNDESPAR	20,093,158	2.66%	2.76%
Sundry (ADR - NYSE)	171,689,292	22.73%	23.55%
Other shareholders (approximately 10 thousand)	152,851,742	20.24%	20.96%

	728,985,054	96.53%	100.00%
Treasury shares	26,194,556	3.47%

Total shares	755,179,610	100.00%

vi. Investment policy and payment of interest on shareholders’ equity and dividends distribution

As of December 11, 2000, the CSN Board of Directors decided to adopt a profit distribution policy which will result in the full distribution of net income to its shareholders, in compliance with Law 6,404/76 amended by Law 9,457/97, provided that the following priorities are preserved, irrespective of their order: (i) business strategy; (ii) compliance with liabilities; (iii) execution of the necessary investments; and (iv) maintenance of the Company’s good financial standing.

23.   COMPENSATION TO SHAREHOLDERS'

2009

Net income for the year	2,568,577
Outstanding 2008 income (CPC 02R)	1,098,605
Forfeiture of dividends and interest on equity	304

Net income for allocation	3,667,486

Proposal allocation:
Investments reserve	(561,657)
Realizable profits reserve	(1,285,864)

Total reserve allocation	(1,847,521)

Interest on equity disclosed in 2009	(319,965)
Proposed dividends	(1,500,000)

Additional information
Minimum mandatory dividends	642,144

•                     Interest on shareholders’ equity

On December 17, 2009, the Company’s Board of Directors approved the payment of interest on shareholders' equity in the amount of R$319,965, which is subject to withholding income tax assessment, corresponding to R$0.438918 per outstanding share of the capital stock on the date of the approval.

As provided for in the Bylaws, as of December 31, 2009, the Company reversed to the retained earnings account the amount of R$268 related to dividends and R$36 related to interest on shareholders’ equity approved at the Board of Directors’ Meeting held on January 31, 2006 and Annual General Meeting of April 28, 2006, respectively, not claimed by the shareholders' for the period of 3 years.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

The calculation of interest on shareholders’ equity is based on the variation of the Long-Term Interest Rate (TJLP) on shareholders’ equity, limited to 50% of the income for the year before income tax or 50% of retained earnings and profit reserves, in which case the higher of the two limits may be used, pursuant to the legislation in force.

In compliance with the CVM Resolution 207, of December 31, 1996, and with tax rules, the Company opted to record the proposed interest on shareholders’ equity as corresponding entry against the financial expenses account, and reverse it in the same account, and not presenting it in the statement of income and not generating effects on net income, except with respect to tax effects recognized in income and social contribution taxes. Management will propose that the amount of interest on shareholders’ equity be attributed to the mandatory minimum dividend.

24.   NET REVENUES AND COST OF GOODS SOLD

Consolidated

2009						2008

	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold	Gross income	%	Tonnes (thousand) (unaudited)	Net revenue	Cost of Goods Sold	Gross income	%

Steel
Domestic market	3,243	6,769,608	(4,262,481)	2,507,128	37%	4,158	9,166,237	(4,169,044)	4,997,193	55%
Foreign market	867	1,124,218	(1,090,460)	33,758	3%	733	1,399,779	(1,180,903)	218,876	16%

	4,110	7,893,826	(5,352,941)	2,540,886	32%	4,891	10,566,016	(5,349,947)	5,216,069	49%
Mining
Domestic market	3,942	97,819	(42,865)	54,954	56%	4,891	371,280	(148,469)	222,811	60%
Foreign market	16,766	1,716,050	(959,885)	756,165	44%	14,304	1,713,980	(416,765)	1,297,215	76%

	20,707	1,813,869	(1,002,750)	811,119	45%	19,195	2,085,260	(565,234)	1,520,026	73%

Infrastructure/Cement
Domestic market		1,047,732	(363,359)	684,373	65%		1,193,648	(886,621)	307,027	26%

Corporate Center/Other
Domestic market		191,375	(10,059)	181,316	95%		80,117	46,770	126,887	158%
Foreign market		31,562	(58,983)	(27,421)	-87%		77,830	(268,472)	(190,642)	-245%

		222,937	(69,042)	153,895	69%		157,947	(221,702)	(63,755)	-40%

		10,978,364	(6,788,092)	4,190,272	38%		14,002,871	(7,023,504)	6,979,367	50%

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

25.   FINANCIAL INCOME AND MONETARY AND FOREIGN EXCHANGE VARIATIONS, NET

	Consolidated		Parent Company

	2009	2008	2009	2008

Financial expenses:
Loans and financing - foreign currency	(513,588)	(527,891)	(56,181)	(89,790)
Loans and financing - domestic currency	(277,699)	(206,723)	(257,776)	(179,967)
Related parties	(362,871)		(1,955,035)	(429,334)
PIS/COFINS on other revenues	(1,072)	(23,894)	(1,072)	(23,893)
Interest, fines and tax delays	(281,190)	(426,382)	(242,593)	(336,541)
Losses from derivative instruments (*)	(895,781)	(872,149)	(17,445)	(74,746)
REFIS effect Law 11941/09 and MP 470/09	(462,089)		(462,089)
Other financial expenses	(304,070)	(101,566)	(275,422)	(83,665)

	(3,098,360)	(2,158,605)	(3,267,613)	(1,217,936)

Financial income:
Related parties	54,430	5,397	106,013	912,680
Income on financial investments	276,177	71,782	7,072	5,229
Derivatives gains (*)	743,679	804,758
REFIS effect Law 11941/09 and MP 470/09	464,425		463,180
Other income	254,098	184,782	213,666	81,992

	1,792,809	1,066,719	789,931	999,901

Net financial result	(1,305,551)	(1,091,886)	(2,477,682)	(218,035)

Monetary variations:
- Gains	8,465	3,670	7,947	3,339
- Losses	69,266	(110,737)	2,331	(60,018)

	77,731	(107,067)	10,278	(56,679)

Exchange variations:
- Gains	(295,526)	239,885	(199,809)	208,613
- Losses	989,183	(1,354,194)	1,985,323	(1,516,131)
- Exchange variations w ith derivatives (*)	282,786	(467,468)

	976,443	(1,581,777)	1,785,514	(1,307,518)

Net monetary and exchange variations	1,054,174	(1,688,844)	1,795,792	(1,364,197)

(*) Statement of income from derivative operations
Sw ap CDI x USD	(581,523)	786,726		(74,808)
Sw ap Libor x CDI	(17,445)	(11,432)	(17,445)
U.S. Dollar Futures	(231,563)	(5,486)
Total return equity sw ap	1,026,463	(1,328,185)
Other	(65,248)	23,518		62

	130,684	(534,859)	(17,445)	(74,746)

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

26.   OTHER OPERATING (EXPENSES) AND INCOME

		Consolidated	Parent Company

	2009	2008	2009	2008

Other operating expenses	(987.512)	(740.768)	(862.123)	(430.980)
Taxes and fees	(107.617)	(11.658)	(88.462)	(9.394)
REFIS effect Law 11941/09 and MP 470/09	(122.344)		(122.344)
Provision for contingencies	(177.137)	(93.947)	(156.552)	(73.311)
Allow ance for losses	(175.148)	(38.092)	(173.935)	(28.433)
Provision for actuarial liabilities	(10.275)	60.946	(8.605)	60.946
Contractual fines	(11.719)	(137.142)	(27.912)	(107.095)
Equipment Stoppage	(34.198)	(45.274)	(29.571)	(45.356)
Impairment ERSA	(23.137)		(23.137)
Equity loss	(82.767)	(158.043)	(79.632)	(121.966)
Undeductible fines	(35.163)		(35.163)
Goodw ill amortization		(108.684)
Inventory loss	(29.717)	(22.333)	(27.644)	(4.735)
Expenses w ith engineering projects	(6.385)		(6.385)
Other expenses	(171.905)	(186.542)	(82.781)	(101.635)
Other operating income	1.705.907	4.642.074	1.590.383	4.480.409
REFIS effect Law 11941/09 and MP 470/09	627.641		627.106
Investment gains (*)	835.115	4.043.559	835.115	4.043.559
Indemnifications	6.848	5.664	6.301	5.269
Reversal of provision for contingencies	71.648		71.648
Claimed insurances		182.185		182.185
Other income	164.655	410.666	50.213	249.396

Other operating income and (expenses)	718.395	3.901.306	728.260	4.049.429

(*) In December 2008, the Company sold a portion of its interest in Namisa to the company Big Jump Energy which, after this acquisition, paid in capital in Namisa in the amount of R$7,286,154. As a result of this capital increase carried out by Big Jump, CSN verified gains and losses in percentage variation in the amount of R$4,043,559, substantially related to the goodwill paid by the new shareholder. Subsequently, on July 30, 2009, Namisa merged the parent company Big Jump Energy Participações S.A. and, as a consequence of this merger that took place without changing the percentage interest, the Company recorded an R$835,115 equity pick-up gain.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

27.   INFORMATION BY BUSINESS UNIT

(i)     Consolidated balance sheet by business unit

				2009

	Steel	Mining	Logistics, Energy and Cement	Corporate Center and Others	Total

Current assets	2,332,838	1,053,035	547,101	9,635,620	13,568,594
Cash and cash equivalents				8,086,742	8,086,742
Accounts receivable	325,232	617,695	243,388		1,186,315
Advance to suppliers	59,884	10,208	59,744		129,836
Taxes recoverable				1,548,878	1,548,878
Inventories	1,871,454	412,994	174,661		2,459,109
Other	76,268	12,138	69,308		157,714
Noncurrent assets	8,247,842	3,583,961	3,766,827		15,598,630
Long-term assets	2,429,529	797,307	413,326		3,640,162
Investments, property, plant and equipment and intangible assets	5,818,313	2,786,654	3,353,501		11,958,468

Total Assets	10,580,680	4,636,996	4,313,928	9,635,620	29,167,224

Current liabilities	3,543,614	(13,015)	258,074	1,339,523	5,128,196
Loans, financing and debentures				1,191,066	1,191,066
Suppliers	460,933	(29,367)	72,657		504,223
Corporate income and social contribution taxes				148,457	148,457
Tax payable	713,470	14,407	42,660		770,537
Accounts payable	1,706,746	3,706	25,765		1,736,217
Provisions and contingencies	428,608	5,800	47,792		482,200
Other	233,857	(7,561)	69,200		295,496
Noncurrent liabilities	23,699	441	25,604	18,395,791	18,445,535
Loans, financing and debentures				13,172,410	13,172,410
Net contingencies – judicial deposits				1,568,966	1,568,966
Obligations and taxes paid by installments				635,697	635,697
Accounts payable long-term	23,699	441	25,604		49,744
Other				3,018,718	3,018,718
Minority interest			83,060		83,060
Net differences	7,013,367	4,649,570	3,947,191	(10,099,694)
Shareholders' equity					5,510,433

Total liabilities and shareholders' equity	10,580,680	4,636,996	4,313,928	9,635,620	29,167,224

(ii)     Consolidated statement of gross income by business unit

					2009

	Steel	Mining	Infrastructure/Cement	Corporate Center and others	Consolidated

Net revenues from sales	7,893,826	1,813,869	1,047,732	222,937	10,978,364
Cost of goods sold and services rendered	(5,352,941)	(1,002,750)	(363,359)	(69,042)	(6,788,092)

Gross profit	2,540,885	811,119	684,373	153,895	4,190,272

In view of the CPC Technical Pronouncement 22 approved by CVM Resolution 582 as of July 31, 2009 and, consequently, of the changes that will be introduced by this regulatory instrument, the Company chose to maintain the disclosure, and only gross profit by business unit will be presented.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

28.   EMPLOYEES' PENSION FUND

(i) Management of the Private Pension Plan

The Company is the main sponsor of CBS Previdência, a private not-for-profit pension fund established in July 1960, main purpose of which is to pay supplementary benefits to participants in the official Pension Plan. CBS Previdência is composed of employees of CSN, CSN-related companies and the entity itself, provided they sign the adherence agreement.

(ii) Description of characteristics of the plans

CBS Previdência has three benefit plans:

35%-of-average-salary plan

It is a defined benefit plan (BD), which began on February 1, 1966, for the purpose of paying retirements (due to time in service, special cases, disability or age) on a life-long basis, equivalent to 35% of the participant’s last average 12 salaries. The plan also guarantees the payment of a sickness allowance to a participant on sick leave through the Official Pension Plan and it also guarantees the payment of death grant and a cash grant. The active and retired participants and the sponsors make thirteen contributions per year, which is the same as the number of benefits paid. This plan became inactive on October 31, 1977, when the supplementation of the average salary plan, which is in process of extinction, came into force.

Supplementation plan for the average salary

The defined benefit plan (BD) began on November 1, 1977. The purpose of this plan is to supplement the difference between the 12 last average salaries and the benefit paid by the Social Security Pension Plan (Previdência Oficial) benefit, to the retired employees, on a life-long basis. Like in the 35% Average Salary Plan, there is sickness allowance, death grant and pension coverage. Thirteen contributions are paid per year, the same number of benefits paid. This plan became inactive on December 26, 1995, after the combined supplementary benefits plan has been implemented.

Combined supplementary benefit plan

Begun on December 27, 1995, this is a combined variable contribution plan (CV). Besides the programmed pension benefit, there is the payment of risk benefits (pension in activity, disability and sickness benefit). In this plan, the retirement benefit is calculated based on the total accumulated sponsor’s and participant’s contributions (thirteen per year). Upon the participant’s retirement grant, the plan starts having a defined benefit plan and thirteen benefits are paid per year.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2009 and 2008, the plans are composed as follows:

	35%-of-Average-Salary Plan		Supplementation Plan for the Average Salary		Combined Supplementary Benefit Plan		Total members

	2009	2008	2009	2008	2009	2008	2009	2008

Members
In service	8	13	18	30	12,858	12,363	12,884	12,406
Retired	4,663	4,888	4,679	4,762	775	665	10,117	10,315

	4,671	4,901	4,697	4,792	13,633	13,028	23,001	22,721

Related beneficiaries:

Beneficiaries	3,892	4,004	1,435	1,394	91	82	5,418	5,480

Total participants

(members/ beneficiaries)	8,563	8,905	6,132	6,186	13,724	13,110	28,419	28,201

(iii) Solution approaches for the payment of the actuarial deficit

According to Official Letter 1555/SPC/GAB/COA of August 22, 2002, confirmed by Official Letter 1598/SPC/GAB/COA of August 28, 2002, a proposal for refinancing the reserves to amortize the sponsors’ liability in 240 consecutive monthly installments, monetarily indexed by INPC + 6% p.a., starting as from June 28, 2002 was approved.

The agreement establishes the prepayment of installments should there be a need for cash in the defined benefit plan and the incorporation to the updated debit balance of the eventual deficits/surpluses under the sponsors’ responsibility, so as to preserve the equilibrium of the plans without exceeding the maximum period of amortization stipulated in the agreement.

(iv) Actuarial liabilities

Due to the CVM Resolution 371/00, which approved the NPC 26 of IBRACON – “Accounting of the Employee’s benefits” and which established new accounting practices for the calculation and disclosure, the Management, through a study performed by external actuaries, determined the effects arising from this practice, and the Company has kept records in conformity with the actuarial report issued on January 21, 2010.

	Plans

	35%-of- Average- Salary	Supplementation Plan for the Average Salary	Combined Supplementary Benefit Plan	Total

Present value of the actuarial liabilities w ith guarantee	307,302	1,187,161	1,351,213	2,845,676
Plan's assets fair value	(348,787)	(1,514,694)	(1,481,034)	(3,344,515)

Present value of the actuarial obligations exceeding the assets fair value	(41,485)	(327,533)	(129,821)	(498,839)
Adjustments by allow ed deferral:	67,392	400,975	78,294	546,661
- Unrecognized actuarial gains	67,392	400,975	60,394	528,761
- Unrecognized cost of service rendered			17,900	17,900
Present value of the amortizing contributions of members	(6,443)	(22,960)		(29,403)

Actuarial liabilities/ (assets)	19,464	50,482	(51,527)	18,419

Provisioned actuarial liabilities/ (assets) (long-term/Other)	19,464	50,482		69,946

Actuarial liability recognition

Management decided to recognize the adjustments of the actuarial liabilities in income, as established in Paragraphs 83 and 84 of NPC 26. As of December 31, 2009, the balance of the provision for the coverage of the actuarial liability amounts to R$69,946 (R$117,568 in 2008).

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

As far as the recognition of the actuarial liability is concerned, the amortizing contribution related to the portion of the participants in the settlement of the reserve insufficiency was deducted from the present value of total actuarial liabilities of the respective plans. Some participants are questioning this amortizing contribution in court, however,  the Company, grounded on the opinion of its legal and actuarial advisers, understands that this amortizing contribution was duly approved by the Brazilian Department of Supplementary Private Pensions – SPC and, therefore, is legally due by the participants.

In accordance with the actuarial calculations prepared using the projected credit unit method, the amounts to be appropriated in 2010 are as follows:

	ESTIMATES PER PLAN - 2010

	35%-of-Average-Salary	Supplementation Plan for the Average Salary	Combined Supplementary Benefit Plan	Total

Cost of current service	(12)	(203)	(3,673)	(3,888)
Interest on actuarial liabilities	(31,980)	(124,918)	(22,109)	(179,007)
Expected income from assets	34,873	152,055	35,295	222,223
Cost of amortizations	16,257	46,205	2,659	65,121
- Unrecognized actuarial gains	16,257	46,205	1,568	64,030
- Unrecognized cost of service rendered			1,091	1,091

Expected impact on the 2009 result	19,138	73,139	12,172	104,449

Main actuarial assumptions adopted in the calculation of the actuarial liability as of December 31, 2009

Actuarial financing method	Projected Credit Unit

Functional Currency	Real (R$)

Accounting for the plan assets	Market Value

Amount used as estimate for the closing shareholders’ equity for the year	Best estimate for shareholders’ fiscal year obtained based on the projection of the amounts recorded in October

Nominal annual rate of return on investments	35% of the average: 10.27%; Supplementation: 10.21%; Millennium: 10.78%

Nominal annual rate for discount of the actuarial liability	11.18%

Nominal annual rate of salary growth	5.24%

Nominal annual index for social security benefits correction	4.2%

Long-term annual inflation rate	4.2%

Administrative expenses	The amounts used are net of administrative expenses

General mortality table	AT2000 segregated by gender

Disability table	Mercer Disability with probabilities multiplied by 2

Disabled mortality table	Winklevoss - 1%

Turnover table	Millennium Plan 2% per annum, null for BD plans

Retirement age	100% on the first date on which the employee becomes eligible to a retirement benefit scheduled by the plan

Family composition of the participants in activity	95% will be married at the time of retirement, and the wife is 4 years younger than the husband

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

CSN does not have other post-employment benefit plans.

29.   INSURANCE

Aiming to properly mitigation risk and in view of the nature of its operations, the Company and its subsidiaries took out several different types of insurance policies. The policies are taken out in line with the Risk Management policy and are similar to insurances taken out by other companies operating in the same line as CSN and its subsidiaries. The coverage of these policies include: National Transportation, International Transportation, Carrier Civil Responsibility, Import, Export, Life and Personal Accidents Insurance, Health, Vehicle Fleet, D&O (Administrator Civil Responsibility Insurace), General Civil Responsibility, Engineering Risks, Sundry Risks, Export Credit, Guarantee Insurance and Port Operator Civil Responsibility.

The Company also renewed the Property Damage and Loss of Profits insurances to its entities and subsidiaries with the following exceptions: Usina Presidente Vargas, Casa de Pedra, Mineração Arcos, CSN Paraná, Terminal de Carvão TECAR (it has Property Damage), which are under negotiation with insurance and reinsurance companies in Brazil and abroad in order to obtain, place and pay these other policies.

The risk assumptions adopted, given their nature, are not part of the scope of a financial statements audit, and, consequently, they were not audited by our independent auditors.

30.   MANAGEMENT COMPENSATION

Management fees were established at the Annual General Meeting, on April 30, 2009, in the annual overall amount of R$55,000 (R$50,000 in 2008), and the amount of R$21,538 (R$25,146 in 2008) was appropriated in general and administrative expenses during the year ended December 31, 2009.

31.   SUBSEQUENT EVENTS

•         Additional acquisition of minority interest in Panatlântica S.A.

On January 6, 2010, the Company acquired the minority interest in the capital stock of Panatlântica S.A., a listed corporation whose main activity is the manufacturing, sale, import, export and processing of steel and metals.

This acquisition comprised the purchase of eight hundred two thousand, sixty-nine (802,069) common shares representing 9.3963% of Panatlântica’s total capital stock.

00403-0                                  COMPANHIA SIDERÚRGICA NACIONAL                        33.042.730/0001-04

14.01 – NOTES TO THE FINANCIAL STATEMENTS

•         Merger of subsidiary GalvaSud S.A

On January 29, 2010, CSN merged subsidiary GalvaSud S.A., given the resemblance between the activities performed by both companies. The equity merger resulted in the optimization of processes and maximization of results, by concentrating both companies’ selling, operating and administrative activities in one single organizational structure.

•         Public offering for the Acquisition of Cimpor – Cimentos de Portugal, SGPS, S.A.

On December 18, 2009, the Company disclosed a preliminary announcement of the launching of a direct or indirect acquisition public offering by CSN of shares issued by Cimpor – Cimentos de Portugal, SGPS, S.A. (“CIMPOR”), whose shares are traded on Euronext Lisboa (“Offering”). The Offering was registered and its corresponding launching announcement was disclosed on January 27, 2010 and, on February 12, 2010, the amendment of certain conditions of the Offering was announced.

On February 23, 2010, at a special Euronext Lisboa session, it was stated that, having established at the offering prospect an effectiveness condition based on the acquisition of, at least, 1/3 of Cimpor’s shares plus one, and, having not verified such condition, no securities were traded in the scope of the Offering.

•         Acquisition of minority interest in Riversdale Mining Limited

On January 8, 2010, the Australian authorities allowed the Company to conclude the second stage  of acquisition of 2,482,729 capital stock shares of Riversdale Mining Limited (“Riversdale”), for the price of six Australian dollars and ten cents (A$6.10) per share. The second acquisition stage was concluded on January 13, 2010, and CSN reached, indirectly, the total interest of 16.29%, corresponding to 31,233,327 shares of Riversdale’s capital stock.

•         Approval of financial statements

The aforementioned financial statements were approved by the Company’s Board of Directors on February 25, 2010.

01.01 – IDENTIFICATION

1 - CVM CODE 00403-0	2 - COMPANY NAME COMPANHIA SIDERÚRGICA NACIONAL	3 - CNPJ (Corporate Taxpayer’s ID) 33.042.730/0001-04

TABLE OF CONTENTS

Grouppp p	Table	Description	Page
01	01	IDENTIFICATION	1
01	02	HEAD OFFICE	1
01	03	INVESTOR RELATIONS OFFICER (Company Mailing Address)	1
01	04	DFP REFERENCE	1
01	05	CAPITAL STOCK	2
01	06	COMPANY PROFILE	2
01	07	COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS	2
01	08	CASH DIVIDENDS	2
01	09	INVESTOR RELATIONS OFFICER	2
02	01	BALANCE SHEET – ASSETS	3
02	02	BALANCE SHEET – LIABILITIES	5
03	01	STATEMENT OF INCOME	7
04	01	STATEMENT OF CASH FLOWS	8
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 12/31/2009	10
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2008 TO 12/31/2008	11
05	01	STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2007 TO 12/31/2007	12
06	02	STATEMENT OF VALUE ADDED	13
07	01	CONSOLIDATED BALANCE SHEET – ASSETS	14
07	02	CONSOLIDATED BALANCE SHEET – LIABILITIES	16
08	01	CONSOLIDATED STATEMENT OF INCOME	18
09	01	CONSOLIDATED STATEMENT OF CASH FLOWS	20
10	01	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2009 TO 12/31/2009	22
10	02	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2008 TO 9/30/2008	23
10	03	CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY FROM 1/1/2007 TO 9/30/2007	24
11	01	CONSOLIDATED STATEMENT OF VALUE ADDED	25
12	01	INDEPENDENT AUDITOR’S REPORT - UNQUALIFIED	26
13	01	MANAGEMENT REPORT	27
14	01	NOTES	66/125

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2010

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Penido Pinto Marques
Paulo Penido Pinto Marques Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.